Exhibit 99.1

1 Report Parameters This Report is the ninth Sustainability Report of Noah Holdings Private Wealth and Asset Management Limited (incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited) (hereinafter referred to as "Noah" "we/ us" or "The Group"). Our purpose in releasing this annual sustainability report is to inform stakeholders of our efforts that have been made in pursuing sustainable economic, environmental, and social values. We also encourage more companies to engage in public dialog, helping to create a more harmonious environment along with us. Reporting Scope This Report covers the year 2022 (from January 1 to December 31) and discloses Noah's management philosophy on corporate governance, society, and the environment, as well as our performance and achievements related to those material topics. This Report covers the information and data related to Noah's headquarter and offices in Hong Kong. Nonetheless, we will gradually expand the reporting scope to fully cover our subsidiaries and affiliated entities. To fully demonstrate Noah’s achievements in corporate social responsibility brought by our projects and the trend of development, we have laid out our specific actions and progress in detail, dating back to 2021 and up till 2023. Reporting Standards This Report has been compiled in accordance with the Global Reporting Initiative (hereinafter referred to as “GRI”) and AA1000 (2008) standards and is consistent with the Core scheme of the GRI Standards. Reporting Period Our Sustainability Reports are published in both Chinese and English annually and an electronic version will be available on our website for online browsing or download. The previous report was released in April 2022. The next report is expected to be released in April 2024. Feedback Contact:Qianwen Sun Address:Building 2, Changyang Campus, No. 1687 Chang Yang Valley, Yangpu District, Shanghai E-mail:sunqianwen@noahgroup.com Website:www.noahgroup.com

ESG | Enriching life through the wisdom of Noah

NOAH

Directory

Index

1 Report Paramaters

4 Letter from the Chairwoman

6 About Noah
- Noah's History
- Global Presence

14 Key ESG Performance

16 Corporate Governance
- Board of Directors
- Compensation Management

30 Business Ethics and Integrity
- Anti-Commercial Bribery and Anti-Corruption
- Legal Compliance

42 Green Efforts to Drive Sustainable Growth
- Sustainable Management
- Sustainable Finance
- Sustainable Operations
- Sustainable Environment

86 Talent Acquisition Efforts to Attract Diversified Employees
- Human Capital
- Optimizing the Organization and Improving Talents
- Diversified Development, Recruitment, and Retention
- Competitive Compensation System
- Professionalism - All-around Training Strategy
- Complete Care System

116 Commitment to Constant Improvement Innovation Ushers in Reform and Progress
- Client-Centric
- Investor Education
- Digital Services
- Privacy and Data Security

138 Fulfill Social Responsibility with Compassion and Charity
- Leveraging Social Influence
- Shanghai Noah Foundation

Laws, Regulations, and Rules Involved 145

GRI INDEX 147

SASB Standards Disclosure Reference Table 161

Hong Kong Stock Exchange ESG Reporting Guide 162

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4 5 ESG Letter from the Chairwoman 2022 was a year of memories. In 2022, Noah embarked on a thorny road of hope. In the volatile market caused by the long-standing stagnant global macro economy, while inflation was climbing to all-time highs, Noah accomplished its first brand renewal since its founding and secondary listing on The Stock Exchange of Hong Kong Limited (hereinafter referred to as the “Hong Kong Stock Exchange”). The Chinese philosopher Lao Tzu said, “The journey of a thousand miles begins with one step.” Steeping in the industry for nearly two decades, Noah lives up to its promises and never stops marching forward on the path of wealth management. On July 13, 2022, Noah went public on the Hong Kong Stock Exchange, thus becoming China’s first independent wealth management institution dually listed in the Hong Kong Stock Exchange and the New York Stock Exchange. 2022 was a year of green development. Since the notion that “lucid waters and lush mountains are invaluable assets” was championed during the 14th Five-Year Plan period, China Banking and Insurance Regulatory Commission and the Asset Management Association of China have released the Green Investment Guidelines, the Guidelines for Green Finance in the Banking and Insurance Industries, the China Green Bond Principles, and other policies to propel the transition to green development across the economy and society. Responding to the national appeal, Noah supported China's goals of carbon peaking and neutrality with concrete actions and stayed committed to sustainable development. Noah increased the proportion of green investment in its investment portfolio and set up ESG investment during its public offerings at home and abroad. In this way, Noah built a high-quality ESG product platform for customers to choose from. In addition, by holding exchange meetings and trainings, Noah built an ESG communication platform where Noah encouraged asset managers in the industry to join in China Asset Manager Influence Investment Alliance to jointly construct an ESG investment system and guide high-quality investment. In 2022, the Board of Directors of Noah and the senior managements focused on core issues concerning the high-quality development of modern enterprises and took the ESG philosophy to the next level. The Group's ESG task force coordinated with multiple departments and practiced ESG notions in corporate governance, compliance management, comprehensive training, and sustainable development. The Group promoted responsible investment and scored many award-winning achievements. Those who survive grave competitions are tough heroes. Having been around the block for a long time, Noah, as an advocate for true value in the industry, is ready to start a new journey. In times of uncertainties, Noah embraces changes and turns sweeping shifts into valuable opportunities and returns with honor. Since 2014, Noah has been releasing its sustainable development reports for nine consecutive years. Going forward, we will continue to power our sustainable development with the strategies of ESG and create more value for our stakeholders. 2022 was a year of dynamism. Together with all sides, Noah strengthened its protection of biodiversity, sharing the future with all species on the planet. To protect endangered species and promote biodiversity, Noah has been working with public welfare organizations for years, launching programs called "100 million saxaul trees" and "Noah's ark." In 2022, Noah started to focus on another program named "Save the Smile of the Yangtze River: Save the Yangtze Finless Porpoise." On top of that, Noah promoted sustainable development ideas through internal and external communication channels to our employees, investors, and partners, to improve the awareness and action of carbon reduction from multiple dimensions. Also, Noah voluntarily initiated investor education to boost the awareness of the public, especially the youth, on public welfare and environmental protection through Teenager Leadership Summer Camp for Public Interest Influence and the “Budding Project.” Co-founder, Group CEO and at Noah Chairwoman of the Board of Directors “ ” Promoting ESG as a strategic driver for long-term sustainable development of companies Creating value for stakeholders continuously advocate for true value in times of uncertainties

6 7 ESG Noah was founded in 2005, attracted investment from Sequoia Capital in 2007, and was listed on the New York Stock Exchange (NYSE: NOAH) in 2010, turning itself into China's first independent wealth management institution listed in the US. Being the first to carve out the business model driven by “dual wheels” -- wealth management and asset management, Noah is the first in China to receive a S&P rating of “investment-grade” wealth management company. In July 2022, Noah (HKEX: 6686) achieved a secondary listing on the Hong Kong Stock Exchange, thus becoming China's first independent wealth management service provider listed on both the Hong Kong Stock Exchange in Hong Kong and the New York Stock Exchange in the United States. In December 2022, Noah converted its secondary listing status to a primary listing status on the Hong Kong Stock Exchange, emerging as a dual-primary wealth management company on the Hong Kong Stock Exchange in Hong Kong and the New York Stock Exchange in the United States, with its business covering wealth management and asset management. By the end of the fourth quarter of 2022, the Company had opened branch offices in 75 cities across China, expanding its presence in Hong Kong and Taiwan in China, Silicon Valley, New York in the U.S., and Singapore. Since its listing on the NYSE, Noah has distributed RMB 948.9 billion of investment products to clients. In 2020, Noah and its subsidiary Gopher Asset Management Co., Ltd. (hereinafter referred to as “Gopher Asset” or “Gopher”) signed the UN Principles for Responsible Investment (hereinafter referred to as “UNPRI”) to advance ESG investment through wealth management and asset management, offer comprehensive financial services to high-net-worth Chinese individuals and institutions all over the world, put sustainable development into concrete actions, and fuel the society with long-term impetus. About Noah

ESG | Enriching life through the wisdom of Noah

NOAH

Noah's History

2003
Wealth Management Department of Xiangcai Securities

2005
Management buyout and independent brand operation as Noah

2007
Investment from Sequoia Capital

2010
China's first wealth management institution listed on the New York Stock Exchange

Gopher Asset was founded



2012
Noah Upright Fund Distribution Co., Ltd. (hereinafter referred to as "Noah Upright") obtained the "No. 001" fund distribution license from the China Securities Regulatory Commission

Noah Holdings (Hong Kong) Limited (hereinafter referred "Noah Hong Kong"): obtained licenses of all types and turned a profit

2014
Gopher Asset obtained the qualification as a private fund manager from the Asset Management Association of China

2017
Noah US: New York and Silicon Valley

2019
Noah Singapore

2020
The tenth anniversary of being listed on the New York Stock Exchange

Noah and Gopher became the signatories of the UN-backed Principles for Responsible Investment (UNPRI)

2021
Completed the transition to standardized products

2022
Completed the second listing on the Hong Kong Stock Exchange

Completed the dual listing in the US and Hong Kong

2003–2007: Established distribution channels for financial products

2010: Launched an IPO on New York Stock Exchange; Launched the operation of its asset management business

2012–2022: Expanded its market beyond the border of the Chinese mainland
Built a comprehensive financial platform

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9

ESG | Enriching life through the wisdom of Noah

Awards and Honors

01

Noah's Sustainability Honors:

- The 6th Global Corporate Social Responsibility Summit: Award for Company with Outstanding Contributions to ESG Investment Service
- Society of Entrepreneurs and Ecology: "Outstanding Contribution Award" of the Year
- Corporate Social Responsibility Conference: Awards -- The Most Heart-Warming Financial Company in 2022
- China Business Journal: Award for Exemplary Corporate Practice of ESG
- The 12th Philanthropy Festival: Award for Exemplary Practice of ESG in 2022
- Brand Innovation Development Conference (BIDC) Hero Award: Role Model for Contributions to Green Development in 2022
- Wallstreetcn: 2022 Innovation Lab for Green Finance Award
- Cailian Press: Zhiyuan Award -- Pioneer in ESG
- Cailian Press: Green Financial Product Innovation Award -- The Invaluable Asset Award


CERTIFICATE
CSR Summit
2022 Global Corporate Social Responsibility Summit
Noah Holdings
SDGs Outstanding Contribution Enterprise Award
for ESG Investment
Global Corporate Social Responsibility Summit Organizing Committee


CW
GM







02

Gopher Asset's Sustainability Honors:

- syobserve.com: 2022 ESG Practice Exemplar Award
- Cyzone: "2022 Best ESG Practice Award for China Venture Capital Institutions"
- 21st Century Business Herald: 2021-2022 Special ESG Investment Contribution Institution of the Year
- Investor.org.cn: 2022 Outstanding ESG Practice Enterprise of the Year
- TOP 30 36Kr Venture Capital Research Institute: Top 30 Best ESG Practice Investment Institutions in China


PRIVATE EQUITY &
VENTURE CAPITAL
2021-2022年度
ESG投资特殊贡献机构


金桥奖
-2022-
年度杰出
ESG实践企业
歌斐资产

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12 13 ESG Noah is China’s first independent wealth management institution listed on the New York Stock Exchange (NYSE: NOAH). On July 13, 2022, Noah (HKEX: 6686) was secondarily listed on Hong Kong Stock Exchange, thus becoming China’s first independent wealth management institution dually listed on the Hong Kong Stock Exchange and the New York Stock Exchange. Noah’s businesses cover wealth management and asset management.On December 23, 2022, the Company completed the voluntary conversion from secondary listing status to dual primary listing status on the Hong Kong Stock Exchange, becoming a dual primary listed company on the New York Stock Exchange and the Hong Kong Stock Exchange. Headquarter: Shanghai Hong Kong New York Silicon Valley Singapore License in Mainland, China Operating Securities and Futures Business License Chinese Private Fund Manager (Securities) Chinese Private Fund Manager (PE/VC) Chinese Private Fund Manager (Others) Jersey Island Global Presence 75 cities in the Chinese mainland Licenses in Hong Kong: Licenses in Hong Kong: Dealing in Securities (#1) Advising in Securities (#4) Asset Management (#9) Insurance Brokerage Family Trust Trust or Company Service Provider (TCSP) Money Lender License in Jersey Island, UK Family Trust Licenses in Singapore: Capital Market Services (CMS) Exempt Financial Advisor Family Trust Licenses in the United States: Investment Advisor Insurance Brokerage (California, Massachusetts, New Jersey and Hawaii)

ESG | Enriching life through the wisdom of Noah

NOAH

Key ESG Performance

Governance

- 33% female representation in Board of Directors
- 44.4% of Board of Directors comprised of independent directors
- 100% compliance with corporate governance requirements in self-evaluation carried out by directors
- 9.62 years as the average tenure of Audit Committee members
- 100% of employees received training on the Code of Business Conduct and Ethics
- 100% of employees received training on anti-commercial bribery
- Ethics Compliance Committee established under the Board of Directors to be responsible for the Code of Conduct (CoC) audit
- Noah and Gopher Asset became signatories of the UNPRI
- Number of Noah's manager entities that have become signatories to the UNPRI or have fulfilled ESG principles: 26
- Number of Gopher Asset's manager entities that have become signatories to the UNPRI or have fulfilled ESG principles: 16
- Number of employees dedicated to ESG research and analysis: 20
- Total hours of training on information security: 10,489
- ISO 27001 Certification: Information Security Management Systems
- ISO 29151 Certification: Guide to the Protection of Personal Identity Information
- Technology and Transformation Committee was established under the Board of Directors (comprising 3 members from the Board of Directors), responsible for management and decision-making for major information security issues. Ms. Jingbo Wang, CEO of Noah, serves as the chairwoman of the committee.
- The head of the Information Security Department serves as a member of the Technology and Transformation Committee and Data Protection Officer of the Company, is responsible for the privacy protection governance and reports to the management of the Group.

Environment

- GHG emission intensity: 0.12 t-CO_2e/RMB million
- Green procurement/total procurement: 3%
- The decrease in employees' travel distance in 2022: 50,200 km
- The amount of carbon emission reduction of employees' travel distance in 2022: 4.4 tons of CO_2e
- 3,600 video conference participants
- Joint environmental efforts with the Society of Entrepreneurs & Ecology (SEE) for 9 years
- From 2014 to 2022, Noah planted 387,000 saxauls in "Noah's Heart Forest" in Alxa and donated RMB 4.07 million. The saxauls cover a total area of approximately 8,287 mu* , achieving sand fixation of 3.8 km2 and carbon fixation of 7,030 tons.

* 1 acre equals to approximately 6.07 mu.

Society

- 62.1% of employees comprised of female
- 33.9% of senior executives comprised of female
- Internal promotion rate for job vacancy: 51.4%
- The average salary of new management trainees amounts to 4.95 times of the minimum wage in Shanghai
- 100% of senior executives receive equity incentives, and/or carry bonuses, and/or long-term service rewards, and/or medium to long-term strategic rewards
- 83.77 hours of training per employee
- The average productivity of employees: 1.696
- 184,250 hours of face-to-face training for financial planners
- 31,807 hours of online training for financial planners
- Rate of employees with fund qualification: 63.03%

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16 17 ESG In 2022, the Noah ESG Committee got stronger than before. Apart from incorporating ESG standards into corporate governance, the ESG Committee worked with the Risk Control Committee to establish TCFD task force, adding climate risk management to the existing environmental policy framework and elevating it to the strategic level of the company's development. The Noah ESG Committee is primarily responsible for developing ESG strategies, clarifying ESG responsibilities and mechanisms, and helping various departments fulfill their ESG and risk management roles. In terms of corporate operation management, the following eight committees have been established to fulfill corporate governance responsibilities: The Board of Directors, the highest governing body of Noah, leads and supervises the Company by being responsible and integral. Noah is well aware that sound corporate governance can promote and protect the interests of our shareholders and other stakeholders. A sweeping shift in governance strategy as a firm institutional foundation for sustainable operation As a company focusing on serving high-net-worth clients, Noah values the trust of clients. Noah adheres to professionalism and disclosure transparency and gives primacy to shareholders ’ rights. Noah lays a solid foundation of corporate governance through a rigorous governance structure and a well-established fabric of ethical standards. These committees comprise managers from different business departments of the Company. Our core management team attends regular meetings in which the committees deliver briefings and provide input on project management and medium-to-long-term development plans. Human Resources Committee Technology and Transformation Committee Client Interest Committee Strategy Committee Product Committee Noah ESG Committee Ethics Compliance Committee Operation Committee Corporate Governance

ESG | Enriching life through the wisdom of Noah

NOAH

Description of the Committees

Noah ESG Committee

Strategic Thinking

Bring sustainable development principles to the Company and put forward opinions and recommendations regarding the Group's sustainability policies; invest in and cultivate the resources, markets, investment guidelines, and reputation necessary for the Company's long-term development; report to the Group's management team.

Operation Mechanism

•Key responsibility: Inform the Board of Directors and senior managements of the latest progress, targets, plans, and execution in ESG risk management through regular communication and reporting, thus carrying out effective ESG management.

•Working mechanism: Noah ESG Committee has set up a dedicated ESG Working Group to make plans on and enforces the issues of sustainability.

•In terms of strategy execution and business management, the ESG Working Group collaborates with Investor Relations (IR), Public Relations (PR), and representatives from other departments to draw up proposals regarding corporate governance, responsible investment, employee relationships, environmental protection, and community engagement. These proposals will be implemented throughout the Company, across business matrices, regions, and subsidiaries.

ESG Benefits

The Noah ESG Committee looks forward to delivering on ESG and sustainability goals through the Corporate Sustainability Management Committee, fulfilling responsibilities to shareholders, employees, society, and the environment, and creating sustainable value for the Company and society.

Human Resources Committee

Strategic Thinking

The highest decision-making body for HR management.

Operation Mechanism

•Discuss the direction of Human Resources (HR) development and develop HR policies.

•Organize annual HR work review and planning meeting, carry out an interim performance review and annual HR review.

•Discuss and make decisions regarding the introduction and management of senior-level talents recruitment.

•Make decisions on developing overall HR management based on the HR plans, budgets, and reports submitted by relevant departments.

•Responsible for other general HR issues to be determined.

ESG Benefits

Develop group-wide sustainable HR management policies; ensure that the Company carries out organizational reform in a systematic and institutional manner.

Strategy Committee

Strategic Thinking

A strategy planning, decision-making, and supervisory body.

Operation Mechanism

•Discuss the direction of corporate strategies; establish and break down short, medium, and long-term strategic goals.

•Discuss the operation and management of other committees.

•Promote, support, and review the completion of strategic goals, including those of key strategic projects.

ESG Benefits

Incorporate ESG concepts and management standards intoour corporate strategies; leverage our strategic resources to ensure the implementation of long-term ESG strategies.



Technology and Transformation Committee

Strategic Thinking

The highest decision-making body on technological development and procedural changes.

Operation Mechanism

Draft and submit technology strategies to the Strategy Committee; establish a technology governance mechanism to enhance resource efficiency and management transparency; draw on procedural upgrades and changes to systematize business processes; empower our businesses to the utmost degree and cultivate our core competencies with technology.

ESG Benefits

Review major technology-related issues or events, such as those involving security, confidentiality, and stability.

Operation Committee

Strategic Thinking

The highest decision-making body for financial affairs.

Operation Mechanism

•Manage budgets: Develop and approve annual budgets; provide rolling forecasts and flexible budget grants/cancellations/accountability; approve and revise major financial and accounting policies.

•Manage performance: Review the performance of the Group's all or major business segments.

•Routine supervision: Review the briefings of middle and back end departments on a regular basis, excluding departments that report to other committees.

ESG Benefits

The central management system ensures the steady progress of the Company's operating performance.

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20 21 ESG Product Committee Ethics Compliance Committee Client Interest Committee Strategic Thinking The decision-making and management body of the product system. Operation Mechanism Review our product strategies and plans as well as business plans of products under the brand of Gopher and other brands; guide product development; ensure the closed-loop management of the development and implementation of product strategies. ESG Benefits •Incorporate ESG investing concepts and strategies into self-branded investment products and incubate ESG investment products. •Adopt ESG screening ideas in selected external fund products, including public and private equity funds, alternative investment funds, and other asset management products and insurance products issued by domestic and overseas asset managers. •Incorporate the concept of responsible investment into the product line strategy and product platform strategy based on Noah’s product strategy and competitive advantages; strengthen the ESG education and communication with investors. Strategic Thinking The supervisory body for auditing, discipline inspection, and internal control. Operation Mechanism •Review and approve the guidelines of annual inspection of the Audit, Inspection (Discipline Inspection Department), and Internal Control departments. •Implement integrity education for employees and the management; monitor and inspect the performance, integrity, and professional ethics of all employees. •Establish and constantly improve the Group’s anti-fraud management system, and authorize independent investigations into cases involving, for instance, fraud, misrepresentation, deception, bribery, abuse of power, neglect of duty, and tunnel behavior. •Debrief on independent investigation reports, review material violations of regulations and discipline, and make decisions on the handling of such violations. •Examine and approve the audit and accountability mechanism and review appeal cases. ESG Benefits Carry out major discipline inspection programs and decision-making; implement corporate governance matters regarding business ethics and anti-corruption. Strategic Thinking The client-centric decision-making and deliberation body for identifying/handling/ supervising issues related to clients’ interests. Operation Mechanism •Formulate the guiding principles and guidelines of key practices, and establish systems for key actions before, during, and after the service process, adhering to the principles of upholding client interest and fair treatment of all clients. •Listen to client feedback, and continuously optimize and promote service improvements. •Examine the execution of service strategies actively and regularly. •Handle conflicts related to clients’ interests in an unbiased manner in special cases. ESG Benefits Take a client-centric approach to major issues related to clients’ interests and ensure the fulfillment of annual client interest targets.

ESG | Enriching life through the wisdom of Noah

NOAH

Board of Directors

The Board of Directors plays an active role in managing and promoting Noah's sustainable development. The Board is responsible for reviewing and approving the Group's strategies and goals in this respect. Board diversity is clearly defined in Noah's Corporate Governance and Nominating Committee Charter. As stated in the Charter, the Committee shall develop, recommend and regularly review the procedures and criteria for identifying and nominating Board members. To ensure board diversity, the Committee shall not set restrictions on the gender, age, nationality, culture, educational background and professional experience of Board candidates and shall consider at a minimum the following:

•Personal and professional background, integrity, ethics and values;
•Capabilities in accounting and financial analysis, crisis and risk management, leadership and international market perspective;
•Experience in corporate management (including the management of subsidiaries), such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly-traded company in today's business environment;
•Experience in Noah's industry and with relevant social policy concerns;
•Experience as a board member of another publicly held company;
•Academic expertise in an area of Noah's operations; and
•Practical and mature business judgment, including the ability to make independent analytical inquiries.

See Investor Relations on Noah's website for the full text of the Charter.
All members of Noah's Board of Directors were selected and nominated by the Corporate Governance and Nominating Committee. The Board mainly consists of industry professionals with financial backgrounds and skills. The nine members of the Board all have experience in risk management.
The Board contains nine directors (three being female Board Directors, accounting for 33%), and their average tenure is 12.3 years. The four independent directors constitute 44.4%of the Board , supervising the Board's effective operation and providing objective and professional advice on the Group's business operations.

In 2022, Noah held four quarterly board meetings (three attended by 100% of directors and one by eight directors), one special board meeting, four audit committee meetings, one compensation committee meeting, and one annual shareholder meeting. These meetings allowed all shareholders, Board Directors, and stakeholders to thoroughly discuss Noah's major business matters, which effectively improved our operating performance. In addition, the Noah ESG Committee gave a special report to the Board of Directors.

Key ESG Data

33%	100%	44.4%	9.62
female representation in Board of Directors	compliance with corporate governance requirements in self-evaluation carried out by directors	Board of Directors comprised by independent directors	years as the average tenure of Audit Committee members

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Corporate Governance Structure

As an operational decision-making body, the Board of Directors oversees the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, all of which are chaired by independent directors during the reporting period. As per the rules of the New York Stock Exchange, independent directors constitute over half of the Board, which increases the Board's transparency and efficiency.

As the end of the reporting period
•The average tenure of Audit Committee members is 9.62 years; for the respective tenure of independent directors, Mr. Tze-Kaing Yang is 7.67 years, Ms. May Yihong Wu is 12.17 years, and Dr. Zhiwu Chen is 9.00 years.
•The average tenure of Compensation Committee members is 11.76 years; for the respective tenure of each member of the Compensation Committee, Mr. Tze-Kaing Yang is 7.67 years, Ms. May Yihong Wu is 12.17 years, and Mr. Boquan He is 15.43 years.
•The average tenure of Corporate Governance and Nominating Committee members is 9.78 years; for the respective tenure of each member of the Corporate Governance and Nominating Committee, Mr. Jinbo Yao is 8.17 years, Ms. May Yihong Wu is 12.17 years, and Dr. Zhiwu Chen is 9.00 years.

* The independent directors of the Company who are considered as the independent non-executive directors under the Hong Kong Listing Rules account for 4/9 of the total number of directors

Members of the Board of Directors are selected and nominated by the Corporate Governance and Nominating Committee, most of which are industry professionals with financial backgrounds and expertise. See Noah's Annual Report for the details of our board members: http://ir.noahgroup.com/financial-information/annual-reports

The Board of Directors conducts a self-evaluation of its performance each year. This encompasses the directors' involvement in business operations, board constitution and structure, board culture, management of material issues (including ESG issues), decision-making and tracking. The 2022 self-evaluation by all directors demonstrates that the Company was 100% in compliance with corporate governance requirements.

Composition of Board of Directors


31 to 50
Male 2
Female 1
51 or above
Male 4
Female 2

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ESG | Enriching life through the wisdom of Noah

NOAH



Committees under Board of Directors

	Compensation Committee	Audit Committee	Corporate Governance and Nominating Committee*
Ms. Jingbo Wang			
Mr. Zhe Yin			
Ms. Chia-Yue Chang			
Mr. Neil Nanpeng Shen			
Mr. Boquan He	Member		
Ms. May Yihong Wu	Chairwoman	Member	Member
Dr. Zhiwu Chen		Member	Chairman
Mr. Jinbo Yao			Member
Mr. Tze-Kaing Yang	Member	Chairman	

* Above information is as of December 31, 2022;

* Due to adjustment of work arrangements, with effect from March 28, 2023, (a) Mr. Jinbo Yao ceased to be a member of the Corporate Governance and Nominating Committee; (b) Dr. Zhiwu Chen ceased to be the chairman but remains to be a member of the Corporate Governance and Nominating Committee; and (c) Ms. Jingbo Wang was appointed as the chairwoman of the Corporate Governance and Nominating Committee.

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Biographies of Directors

Ms. Jingbo Wang

Chairwoman of the Board of Directors
Chief Executive Officer

Education: Master of Management of Economics, Sichuan University

Experiences:Chairwoman of the Board of Directors and CEO, Noah
General Manager of Private Banking Department, Xiangcai Securities

Mr. Zhe Yin

Director

Education:Bachelor of Economics, Shanghai University of Finance and Economics; Master of Business Administration, China Europe International Business School

Experiences:Chairman of Board, Gopher Asset
Deputy general Manager of Private Banking Department, Xiangcai Securities
Independent Director, Guizhou Xinbang Pharmaceutical Co., Ltd (002390.SZ)
Director, Dalian Zeus Entertainment Co., LTD (002354. SZ)

Ms. Chia-Yue Chang

Director

Education:Bachelor of Library Science, National University of Taiwan; Master of Library Science, University of California, Los Angeles

Experiences: Director and Chairwoman of Noah ESG Committee, Noah Vice director, Noah Upright
Chief marketing officer, Noah Upright
General manager, Noah Upright

Mr. Neil Nanpeng Shen

Non-executive Director

Education:Bachelor of Applied Mathematics, Shanghai Jiao Tong University; Master, Yale University

Experiences: Founding and Managing Partner, Sequoia Capital China
Co-founder, Ctrip.com and Home Inns.

Mr. Boquan He

Non-executive Director

Education:Guangdong Open University

Experiences: Founder and Chairman, Guangdong Nowaday Investment,
CEO, Robust Group

Ms. May Yihong Wu

Independent Director

Education: Bachelor, Fudan University; Master, Brooklyn College; City University of New York; MBA, Kellogg School of Management at Northwestern University

Experiences: Independent Director and Chairwoman of Audit Committee, Swire Properties
Board adviser, chief strategy officer and chief financial officer of Homeinns Hotel Group

Mr. Tze-Kaing Yang

Independent Director

Education: MBA, University of Illinois at Urbana-Champaign in Illinois; Ph.D. of business administration, National Chengchi University in Taiwan

Experiences:Yangtze Associates,Chairman and CEO, Yangtze Associates, a Taiwan-based venture capital and private equity fund management company
Political Deputy Minister of the Ministry of Finance in Taiwan,Deputy Chairman of Bank of Taiwan
Managing Director of Bank of Taiwan
President of China Development Industrial Bank
Executive Secretary of National Development Fund of Taiwan

Mr. Jinbo Yao

Independent Director

Education:Double Bachelor in Marine Chemistry and Computer Application, Ocean University of China

Experiences: Founder, Chairman of the Board of Directors and CEO, 58.com Inc.
Co-founder, Xueda Education Group

Dr. Zhiwu Chen

Independent Director

Education: Bachelor of Computer Science, Central-South University; Master of Systems Engineering, Changsha Institute of Technology; Ph.D. of Financial Economics, Yale University

Experiences: Director of the Hong Kong Institute for Humanities and Social Sciences (HKIHSS) and the Centre for Quantitative History (CQH), the chair professor of Finance and Cheng Yu-Tung Professor in Finance at the University of Hong Kong
Professor of finance at Yale University
Special-Term Visiting Professor at Peking University (School of Economics) and Tsinghua University (School of Social Sciences and School of Economics and Management)
Member, International Advisory Board of the China Securities Regulatory Commission

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ESG | Enriching life through the wisdom of Noah

NOAH

Field Experience and Expertise/Skills of Directors

Title	Name	Field Experience				Expertise/Skills			
		Asset management	Responsible investment	Sustainability	Risk management	Accounting	Law	Information security	Audit
Chairwoman of the Board of Directors Chief Executive Officer	Ms. Jingbo Wang	✓	✓	✓	✓	✓	✓	✓	✓
Director	Mr. Zhe Yin	✓	✓	✓	✓	✓	✓	✓	✓
Director	Ms. Chia-Yue Chang	✓	✓	✓	✓	✓	✓	✓	✓
Non-executive Director	Mr. Neil Nanpeng Shen	✓	✓	✓	✓	✓	✓	✓	✓
Non-executive Director	Mr. Boquan He	✓	✓	✓	✓	✓	✓	✓	✓
Independent Director	Ms. May Yihong Wu	✓	✓	✓	✓	✓	✓	✓	✓
Independent Director	Mr. Tze-Kaing Yang	✓	✓	✓	✓	✓	✓	✓	✓
Independent Director	Mr. Jinbo Yao	✓	✓	✓	✓	✓	✓	✓	✓
Independent Director	Dr. Zhiwu Chen	✓	✓	✓	✓	✓	✓		✓

Shareholding Structure

On July 13, 2022, Noah completed its secondary listing on the Hong Kong Stock Exchange. In terms of shareholding structure, all Class B shares were converted into Class A shares. With respect to all matters requiring a vote of the shareholders, each Class A share entitles its holder to exercise one vote.Effective on December 23, 2022, On December 23, 2022, the Company completed the voluntary conversion from secondary listing status to dual primary listing status on the Hong Kong Stock Exchange, becoming a dual primary listed company on the New York Stock Exchange and the Hong Kong Stock Exchange. All class A ordinary shares became ordinary shares.

Noah discloses any major related-party transactions in our annual reports. Each year, we check with board members to see if they serve in any other business or hold any other board membership within the industry. This serves to safeguard the rights and interests of shareholders and stakeholders.

Compensation Management

Noah provides senior managements (including CEO) with equity incentives over a 4-year period. In the event of any conduct that violates our corporate values or impairs our interests, Noah reserves the right to cancel all outstanding equity awards (i.e. through clawback mechanism).

In terms of the compensation for directors, Noah has established an independent compensation committee, of which the functions include assessing and approving the compensation for directors. Independent directors have signed director agreements and compensation agreements with the Company. In addition, long-term strategic goals covering at least the next three years are developed each year and incorporated into performance assessment and compensation decisions. Each year, Noah sets the annual targets and assessment criteria based on our operation strategy and annual operation plan, which cover financial performance, operating outcomes, ESG performance, and shareholder return.



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28 29 ESG Compensation Management Indicators Avoiding Conflicts of Interest Information Disclosure Channels Operation and development goals Return on Assets (ROA), Return on Net Assets (RONA), Dividend on Equity (DOE), and Return on Invested Capital (ROIC) 70% 30% Execution of corporate strategies, management of the Company and its subsidiaries, and indicators of sustainable development Internal management goals Any and all material related-party transactions are disclosed in Noah’s annual report. Each year, we check with the members of the Board of Directors to see if they serve in any other business or hold any other board membership within the industry. We have established a mechanism for avoiding conflicts of interest for the Board members to safeguard the rights and interests of our shareholders and stakeholders. Each year, Noah releases our annual report in accordance with the regulations set by the U.S. Securities and Exchange Commission (SEC) and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, detailing our financial data and important events in the previous year and an assessment of future risks. We also regularly inform shareholders of the latest updates on our investor relations page (https:// ir.noahgroup.com/). In addition, we regularly publish macro research, industry research, and special research reports on our website, WeChat public platform, and other social media platforms for stakeholders’ reference. According to the information disclosure requirements of listed companies, Noah discloses the compensation packages of senior managements and Board members in our annual report every year. See the Annual Report 2022 (https://ir.noahgroup.com/ financial-information/annual-reports) for the latest data on the compensation for senior managements and Board members.

30 31 ESG Strategy: Strengthen organizations and systems of auditing and supervision, carry out integrity education, and lay a solid foundation for anti-corruption and anti-bribery efforts Action: •The Client Interest Committee has been founded to ensure that client interests are prioritized in key actions before, during, and after the service process, in an effort to protect client interests and rights and ensure fair treatment of clients. Listen to clients’ feedback, continue optimizing and promoting quality improvements in services, and ensure that client interests are upheld throughout the service process. •The Ethics Compliance Committee has been founded to strengthen internal supervision. •The Internal Control Management Department has been established to promote systematic and fine management in order to prevent and mitigate risks at the institutional level. •Ensure that the Code of Business Conduct and Ethics, Anti-Corruption Management Rules, complaint and reporting mechanism and other systems are in place. Strategy: Thoroughly implement supervisory functions, carry out strict accountability, select exemplary cases to warn employees against violation, address problems at the earliest sign, and push employees to respect the rules Action： •Focus auditing works on high-risk areas and carry out risk mapping based on an orientation that emphasizes client interests, shareholder interests, and corporate values. •Respond actively to all complaints and reports without distinction and ensure whistleblower protection. Code of Business Conduct and Ethics Noah actively advocates a corporate culture of integrity and honesty. Noah adopts international sustainability standards and acts in accordance with the laws, regulations, and supervision requirements of listed companies. Business Ethics and Integrity Noah Business Ethics and Integrity Principles

32 33 ESG Ethics Compliance Committee Client Interest Committee Noah founded the Ethics Compliance Committee to guide the auditing, internal control, and compliance departments, strengthen internal supervision, and prevent and rectify material violations. The Ethics Compliance Committee focuses on preventing and handling material violations of regulations and discipline and serves as the highest decision-making body for managing discipline inspection affairs, and discussing and deciding such violations. The roles of the Ethics Compliance Committee are as follows. 1.Devote to education, institutionalization, supervision and protection. The primary roles of the Committee include reviewing and approving the annual inspection guidelines of the audit, ethics compliance, internal control, and compliance departments. 2.Carry out integrity education for employees and the management, and monitor and inspect the responsibility, integrity, and professional ethics of all employees; establish and constantly improve the Company’s anti-fraud management system, and authorize the independent investigation of cases involving fraud, misrepresentation, deception, bribery, abuse of power, neglect of duty and tunnel behavior. 3.Debrief on independent investigation reports, review material violations of regulations discipline, and make decisions on the handling of such violations; examine and approve the accountability mechanism and review appeal cases. 4.Formulate the Group’s compliance system in accordance with relevant laws and regulations, set the direction, principles and review material relevant systems, and make necessary amendments. 5.Review and supervise the progress of the Group’s compliance efforts. Under the principle of openness and transparency, practice closed-loop management of discipline inspection and supervision by promoting cross-departmental rectification. In 2022, the Ethics Compliance Committee held 3 regular meetings, and 10 dedicated discussion sessions on material violations of regulations and discipline. The working group under the committee held 14 bi-weekly meetings to implement relevant matters. The meetings reviewed multiple violations and appeal cases and facilitated the improvement of various systems. Noah has been committed to the core value of client centricity and the code of prudence of the financial services industry since our foundation. Our Client Interest Committee abides by the following 9 principles in the direction of its basic and key executions: 1.Principle of the obligation of due diligence: Perform due diligence on product sales and investment management. 2.Principle of product or service suitability: Establish and improve risk control process rating. 3.Principle of fairness and good faith: Interpret contracts in a fair way to protect the rights and interests of clients. 4.Principle of notice and disclosure: Fully disclose information on the rights and interests of clients. 5.Principle of truthfulness in business development: Advertising and marketing materials must contain truthful statements that are not exaggerated or fictitious. 6.Principle of evidence in selling complex high-risk products: Record the service process unless the sales channel does not allow it or the client does not consent to record. 7.Principle of balanced compensation and performance structures: In addition to high performance, the structuring of commission shall balance the rights and interests of clients and the risks of the financial products and services. 8.Principle of complaint handling: Ensure smooth complaint channels and handle complaints in a prompt and proper manner. 9.Principle of professionalism of salespeople: Salespeople shall receive the education and training required by law and obtain professional qualifications. The Client Interest Committee cooperates with each department to delivers regular and proactive examination on implementing service strategies and handle special cases of disputes involving client interest in an independent and impartial manner. The Committee listens to client feedback and facilitates system improvements accordingly, continuously enhancing service quality and protecting client interests. In 2022, the Client Interest Committee held 2 meetings. The working group under the Committee held 22 meetings. The Committee listened to the work reports of relevant departments and provided guidance, tracked 15 cases related to client interest, and optimized 14 relevant systems. Anti-Commercial Bribery and Anti-Corruption Ethics Compliance Committee was established under the Board of Directors to be responsible for the Code of Conduct (CoC) audit 1.Formulation and regular updates of the Compliance Manual and Administrative Methods for Operation of Risky Events. Related systems include explanations of key points about the design of relevant management systems, and principles against commercial bribery and other behaviors, as well as methods for dealing with violations. 2.The Noah Human Resources Center communicates the code of conduct to each new employee on their first day of onboarding and provides relevant training. 3.Each year, all employees undergo training via online platforms such as "Noah Home". Typical cases of violations are communicated to all employees via email as a warning against abuse of power or any other form of misconduct such as bribery, corruption, and deception. 4.The values of integrity and honesty, and anti-corruption and anti-fraud concepts are repeatedly underscored during employee meetings and other company-wide communication events. Relevant contents have been reiterated as mandatory online courses at Noah Academy. Every single employee must enroll in the courses and pass the exams. Noah Code of Business Conduct and Ethics Noah considers honesty and integrity of particular importance. The Code of Business Conduct and Ethics and Noah Holdings Employee Manual were developed as the fundamental business conduct guidelines for Noah employees across the globe. All employees of Noah including its branches and subsidiaries, regardless of position, level, or location, should act in accordance with the Code. Unless articles therein come into conflict with the laws and decrees enacted by local governments in a country of operation, the Code shall prevail over any local regulations. To ensure that all Noah employees sufficiently understand and implement these principles and methods, we implemented the following measures and incorporated them into our operations. Under the management of effective mechanisms, not a single violation happened within Noah in 2022. We take the following measures: Key ESG Data of employees received training on the Code of Business Conduct and Ethics of employees received training on anti-commercial bribery 100% 100%

ESG | Enriching life through the wisdom of Noah

NOAH

Anti-Commercial Bribery Training Achievements in 2022

Noah Shanghai workplace	Gender	Total number of employees	Number of employees who received training	Total hours of training
Management members	Male	122	122	375.76
	Female	95	95	292.60
General employees	Male	429	429	1321.32
	Female	492	492	1515.36

Noah Hong Kong workplace	Gender	Total number of employees	Number of employees who received training	Total hours of training
Management members	Male	7	7	17.5 hr
	Female	7	7	17.5 hr
General employees	Male	36	36	72 hr
	Female	45	45	90 hr

Anti-Money Laundering and Anti-Fraud

Honesty and integrity have always been a cornerstone in the financial service industry. To ensure that all Noah employees sufficiently understand and implement these principles, we formulated the Code of Business Conduct and Ethics, which includes anti-commercial bribery principles and methods for dealing with violations as well.

In addition, Noah has issued Noah China Anti-corruption Policy, Noah International Anti-corruption Policy, and Noah Group Accountability Management Approach to Violations. By establishing the accountability system, Noah makes clear the red lines. Accountability for negative conduct guides the direction for positive behaviors. In the description of Noah's red lines, Noah lays it out that cheating, corruption, and fraudulent behavior are red lines that the Company has zero tolerance for.

Also, Noah holds a zero-tolerance attitude toward violations of these red lines. By enhancing integrity education and publicity, Noah helps foster a positive organizational culture and create an atmosphere of integrity within the group.

In 2020, the Group founded the Ethics Compliance Committee, which guides our auditing, internal control and compliance efforts in order to promote internal supervision capacity and prevent and rectify material violations.

Noah China Anti-corruption Policy

Noah International Anti-corruption Policy

Anti-Money Laundering

To firmly support China's anti-corruption agenda, we proactively comply with the Anti-Money Laundering Law of the People's Republic of China, Anti-Money Laundering Regulations for Financial Institutions, Administrative Measures for the Reporting of Large Transactions and Suspicious Transactions by Financial Institutions, and Administrative Measures for Financial Institutions' Customer Identification and Preservation of Customer Identity Materials and Transaction Records as well as other related laws, rules, and regulations. To this end, we have undertaken the following measures:

1.An anti-money laundering section was set up on our website to publicize anti-money laundering rules and regulations and educate clients about anti-money laundering issues;
2.Anti-money laundering systems were created, and client identity is authenticated through the application form, interview and other forms during the client's onboarding and account registration process;
3.Steps are taken to ensure that funds used by a client for transactions originate from his or her own account;
4.Information on client identity and transactions is carefully kept and protected;
5.Noah actively cooperates with financial institutions and relevant organizations for investigations into any suspicious transactions detected.

Noah takes substantive steps in the supervision and management of anti-money laundering and anti-terrorism financing. We earnestly perform our anti-money laundering and anti-terrorism financing duties, so as to prevent Noah's products and channels from being used for money laundering. In view of various new acts of corruption and money laundering in the market, we will continue to improve our anti-money laundering efforts and our ability in this regard to carry out national policies.

We rely on technological means to assess and analyze historical records and discern and identify anti-money laundering risks. For instance, sales organizations use fund accounts to make the declaration. Each fund account has its corresponding records, and when relevant information is added or modified, all anti-money laundering information of the fund account will be sent, instead of sending only the modified information.

In 2021, Noah Upright updated and released the Anti-Money Laundering and Taxation Due Diligence System for Noah Upright in accordance with the Measures for the Supervision and Administration of Distribution Institutions of Publicly Offered Securities Investment Funds, and add taxation due diligence for non-resident financial accounts to ensure that Noah Upright fulfills its legal duties.



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36 37 ESG Complaint and Reporting Mechanism Noah Reporting Management Methods Anti-Fraud We actively advocate a corporate culture of integrity and honesty, strictly observe rules, regulations, and regulatory requirements of listed companies, and steadfastly perform our anti-fraud duties. The following measures have been taken in our operations. •Operate the Ethics Compliance Committee, the highest decision-making body for group-wide discipline supervision and compliance management to focus on preventing and handling material violations within the Group. •Strengthen organizations and systems of auditing and supervision, carry out integrity education, and lay a solid foundation for anti-corruption and anti-bribery efforts. •Establish the Audit Department that report to the Audit Committee of the Group in order to strengthen internal supervision. •Establish the Internal Control Department to promote systematic and fine management in order to prevent and mitigate risks at the institutional level. In 2020, system establishment was included in the KPI system, resulting in drastic improvement in the system management level. Thanks to a sustained effort to improve systems in 2021 and 2022, a sound management scheme has been established. •Formulate the Code of Business Conduct and Ethics, Anti-Corruption Management Rules, complaint and reporting mechanism, and other systems. In 2020, the complaint and reporting mechanism was further improved and communicated to employees, and the Discipline Inspection Team was put in complete charge of dealing with complaints and reports. In 2021, an updated version of the Code of Business Conduct and Ethics for Noah Employees was issued to further clarify business conduct advocated and prohibited by the Company. •Thoroughly implement supervisory functions, carry out strict accountability, select exemplary cases to warn employees against violation, address problems at the earliest sign, and push employees to respect the rules. •Focus auditing works on high-risk areas and cover the main business segments of the Group to carry out systematic risk investigation. Handle all complaints and reports and conduct investigations into various types of violations. •Carry out risk mapping based on an orientation that emphasizes client interests, shareholder interests, and corporate values. •Respond actively to all complaints and reports without distinction and ensure whistleblower protection. •Conduct punishment on violations based on audit results, and announce said punitive outcomes to correct and warn against future violations. In 2022, Noah handled and published improper procurement and violations like expense reimbursement identified in our business process, which acted as an effective warning. Other matters under investigation will also be handled in strict accordance with the Company’s governance mechanisms. An effective reporting management mechanism is an important building block to promote and ensure the healthy and orderly operation and management of a company. Noah has issued a series of Noah Complaint Reporting Methods since 2015, which set out the legal right of employees to file reports, to improve the Company’s supervision level. In 2020, Noah released the image of a mystery man, an intellectual property of the Company, to clarify the baseline that Noah tolerates no disciplinary violation for development’s sake, that accomplishments and faults shall not cancel each other out, and that anyone that touches the red line will be punished. The core values and baselines of the Company are clarified in the Reward and Punishment Management Methods and relevant external and internal cases. Employees must avoid the red line. In 2022, via online compulsory courses for all employees and offline publicity targeted at key position holders and in key areas, Noah conducted another round of promotion regarding the code of business conduct, accountability system, red lines, auditing and supervisory system, and complaint and reporting mechanism, covering all employees. Noah strengthened the promotion and guidance during Auditing Promotion Month to facilitate a positive group culture. Noah Reporting Management Methods – Confidential Whistleblowing and Protection of Whistleblowers •The name, organization, department, home address, and other information of the whistleblower and the content of his/ her report must be kept strictly confidential. •It is strictly forbidden to transfer the original report materials to the department, subsidiaries, or person involved. •Accept a report or verify information with the whistleblower in a confidential manner without revealing the whistleblower’s identity. •Publicize whistleblowing cases and the rewards for truthful whistleblowers within the Company. The name and department of the whistleblower shall not be disclosed without the consent of the whistleblower. •It is strictly forbidden to hamper, suppress, or retaliate against the whistleblower on any pretext. Once verified, retaliation against the whistleblower and reported matter shall be seriously dealt with according to our rules and regulations, and retaliators shall take economic and administrative responsibilities. Cases that constitute crimes shall be transferred to judicial departments for handling.

38 39 ESG Total monetary damages resulting from legal proceedings arising from the marketing and communication of financial products to existing and new clients Total monetary damages resulting from legal proceedings arising from fraud, insider trading, antitrust violation, anti-competition conduct, market manipulation, dereliction of duty, or any other violation of related financial laws Involved in investment-related investigations, consumer complaints, private civil lawsuits, or other regulatory proceedings Item Item 1 1138 0.08% 0 0 Total Monetary Damages Number of employees involved Total number of employees Percentage Legal Compliance Noah Shanghai Workplace Noah takes legal compliance in the financial service industry as our operating premise to reduce business risks, ensure long-term returns for shareholders, and fulfill corporate social responsibility. Legal compliance will create more development and innovation opportunities for the Company. Regulators, industrial peers, and clients alike place great importance on a financial institution's compliance performance. Regulators in China and overseas have enacted systems such as licensed access, classified supervision, regulatory sandbox, and business innovation pilot programs in various financial sectors. As regulatory requirements continue to heighten, Noah will stay fully compliant while striving to draw on industry best practices, technological means, and other ways to effectively reduce compliance costs and ensure client service and experience.

ESG | Enriching life through the wisdom of Noah

NOAH



Noah Hong Kong Workplace

Item	Total Monetary Damages
Total monetary damages resulting from legal proceedings arising from the marketing and communication of financial products to existing and new clients	0
Total monetary damages resulting from legal proceedings arising from fraud, insider trading, antitrust violation, anti-competition conduct, market manipulation, dereliction of duty, or any other violation of related financial laws	0

Item	Number of employees involved	Total number of employees	Percentage
Involved in investment-related investigations, consumer complaints, private civil lawsuits, or other regulatory proceedings	0	95	0 %

Honest Tax Declaration

Noah is fully aware of the importance of abiding by the tax laws of the countries where we operate, including timely and compliant tax declarations in accordance with local standards and requirements. Noah provides financial services in multiple countries around the world and meanwhile abides by the tax laws of the countries where subsidiaries operate, conduct business in an honest manner, and declare taxes as required.

Further, since China is Noah's largest country of operation, the Company is primarily governed by Chinese tax laws. To deal with taxation risks arising from amendments to existing tax laws or the enactment of new tax laws, Noah has set up relevant mechanisms to effectively assess and manage such risks.

Noah Tax Policy

1.Noah abides by local tax rules and regulations of the countries where we operate. While complying with international tax rules, Noah fulfills tax obligations by accurately calculating payable taxes and lawfully completing tax declarations within the required time frame.
2.Noah adopts a zero-tolerance policy on tax evasion and absolutely does not tolerate any employee using the Company's name to facilitate tax evasion in transactions with other persons of interest. Noah prepares all documents related to transfer pricing as required by national rules and regulations in order to satisfy transfer pricing tax standards and norms.
3.When performing lawful tax planning and organizational structure adjustment, steps shall be taken to avoid double taxation and reduce tax costs, and profit or organizational structure shall not be transferred to countries on the EU List of Non-cooperative Jurisdictions for Tax Purposes, or to countries or regions with low tax rates as defined by the state's tax laws (i.e. tax havens) for the purpose of tax evasion.
4.All tax planning shall abide by and satisfy principles such as sustainable corporate development, corporate responsibility, and risk management while upholding the rights and interests of shareholders.
5.Noah and its branches and subsidiaries all have qualified tax experts to conduct a tax risk assessment and will employ external tax consultants when necessary, while also referencing relevant suggestions from independent external auditors.

Noah Tax Policy

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42 43 ESG Green Efforts to Drive Sustainable Growth Noah incorporates sustainability concepts into each link of operation. Noah aims to reassure HNW clients about their wealth management and stimulate innovation in the financial service sector, thereby creating innovative momentum. This is how Noah contributes our experience to the wealth management industry in China. Embracing the “four sustainability” principles, our corporate culture centers on constant reflecting, discussing, and practicing sustainability. In this way, we aim to advance the sustainable development of our industry, society, and the business ecosystem.

ESG | Enriching life through the wisdom of Noah

NOAH

Sustainable Management

Noah employs a system of approaches to practicing ESG. Measures have been taken to actively practice ESG concepts in corporate governance, compliance management, comprehensive training, and sustainable home development, and to promote responsible investment and green finance, which include but are not limited to:

1.The Noah ESG Committee was founded to promote ESG operation and development across the group.

2.Noah and Gopher became signatories to the UNPRI.

3.Initiate the ESG investing process and product incubation, incorporate ESG assessment and criteria into the investment decision-making .

4.In the face of climate change, in 2022, the ESG Working Group under Noah ESG Committee cooperated with the group's Risk Control Committee to establish the TCFD to formulate the group's climate risk management policy and regularly monitor the impact of sustainable development and climate risk issues on the group's operations and investments.

5.Senior managers of Noah shared their views on green finance at Noah's WeChat public platform, large-scale entrepreneur summits, and financial industry forums, and with the media. The communication mainly focused on ESG governance, green finance, and the ESG approach to carbon peaking and carbon neutrality goals.

6.Proactively carry out investor education, convey ESG concepts to clients at client communication events, and motivate clients to engage in ESG investing.

7.Screen financial planners and fund managers based on ESG criteria.

8.Noah has issued an annual sustainability report for 9 consecutive years since 2014.



Noah Sustainability Governance Structure

Noah Sustainability Organizational Structure


Supervision and management of ESG strategies
ESG strategy execution and goal management
Identify ESG risks and develop objective planning and management policies
ESG goal execution and coordination
Implement and coordinate internal and external ESG-related matters
ESG Execution Matrix
Board of Directors
Noah ESG Committee
(Comprising three Directors and core senior managers)
The Noah ESG Committee joins efforts with seven other committees (Product, Risk Control, Human Resources, Operation, Technology and Transformation, and Ethics Compliance).
Sustainability Working Groups
(Comprising the ESG Working Group and representatives from IR, PR, and representatives from other departments)
Corporate Governance Group
Group Strategy Finance Center (IR)
HR Center
Legal Affairs Center
Responsible Investment Group
Gopher Asset
Noah Upright
Gopher Asset Management Center
Compliance Management Center
International Risk Management/ Compliance/Legal Center
Employee Relationship Group
HR Center
Noah Labor Union
Environmental Protection Group
Shanghai Noah Foundation
Administrative Center
Community Engagement Group
Shanghai Noah Foundation
HR Center
Brand Management Center
Noah Management Matrix & Regions & Subsidiaries

Meeting Frequency:Semiannually

Communication Mechanism:

Major Decision-Making Committee: Evaluate sustainability directions and strategies→Noah ESG Committee: Develop relevant plans and goals; oversee the performance of all working groups; submit major proposals to the Decision-Making Committee → Working Groups: implement and record sustainability proposals

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ESG | Enriching life through the wisdom of Noah


NOAH 諾亞財富
NOAH

Noah incorporates ESG into corporate strategies

In 2020, Noah announced the inclusion of ESG in our strategic planning, pledging to pursue sustainability in ESG-related areas. Noah strives to deliver on our ESG goals and responsibilities to shareholders, employees, society, and the environment. Noah has incorporated ESG into our corporate governance system. The Noah ESG Committee has been established to practice sustainability in a top-down approach. Our management has also included ESG as a bonus point in the KPI appraisal. In terms of responsible ESG investment, Noah benchmarks our performance against international standards. Gopher published an ESG-responsible investment report for the 2nd consecutive year - the first-ever continuous disclosure of its kind made by a Chinese asset manager to international investors. As a financial service agency, Noah not only pursues ESG goals but also takes positive action to popularize responsible ESG investment. We look forward to the translation of ESG concepts into investment behavior to further drive sustainable development.

Sustainability Strategy

Noah has taken a range of approaches to ESG investment. Noah actively follows ESG principles in corporate governance, compliance management, comprehensive training, and sustainable home development. We also use our core competencies and expertise to promote responsible investment and green finance, contributing to a more sustainable society.

STRATEGY Ⅰ :

Maximize the weight of ESG issues in decision making

Introduction :

•ESG risk management: We create strategies that allow the Board of Directors and executive management to regularly evaluate and manage ESG issues that are relevant to our operations; incorporate ESG issues in employee recruitment, training, and engagement programs; build a process that enables the recognition and evaluation of ESG risks in our products and services; include ESG issues in risk management procedures.

•Products and services: Reduce ESG risks during the development of products and services; promote, develop, and support pro-ESG products and services.

•Marketing behavior: Provide employees and marketing personnel with ESG training on products and services; ensure marketing transparency with clear explanations of product and service coverage; incorporate ESG evaluation and criteria (e.g., formulation of responsible investment principles) into our investment decision-making process.

STRATEGY Ⅱ :

Work with clients and business partners to enhance their awareness of ESG issues and promote their ability to identify ESG risks and develop solutions

Introduction :

•Improve the understanding, and requirements of ESG issues of our clients and business partners.

•Provide clients and suppliers with the information and tools necessary to manage their ESG issues.

•Encourage clients and suppliers to disclose their ESG performance under the relevant disclosure or reporting framework.

STRATEGY III :

Regularly publish and disclose information on ESG issues and improve transparency

Introduction:

•Assess, measure, and control our ESG progress, and regularly disclose relevant information to the public.

•Maintain dialogue with stakeholders and facilitate communication and mutual understanding in the principles of integrity, transparency, and mutual trust.

Noah Sustainability Policy

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48 49 ESG Material Topics and Their Boundaries Our sustainability report has been compiled in compliance with the Core option of the GRI standards, focusing on the disclosure of key material topics. To identify key material topics for disclosure in our annual sustainability report, we held an internal meeting, collected the opinions of all stakeholders, and went through the motions of screening, sequencing, confirming, and reviewing. This was our approach to topic-specific disclosures in the sustainability report. Process for Identifying Material Topics SOURCE： Wealth management insights, GRI recommendations, GRI Financial Services Sector Supplements, and common concerns of international peers CRITERIA： The expertise of department representatives, views of stakeholders, and impact on Noah’s sustainable development Noah ESG Topic Boundaries Economic Economic Performance Market Presence Anti-Corruption Anti-Competitive Behavior Diversity and Equal Opportunity Customer Privacy Energy Employment Training and Education Noah Client Supplier Society Shareholders Environmental Social Category Material Topics Internal External Based on the GRI standards and UN SDGs（United Nations Sustainable Development Goals SDGs) , we built an ESG topic-identification process upon which to base our sustainability report’s disclosure. Meantime, by focusing on key ESG topics, carrying out matrix analysis and topic ranking of stakeholder interests and ESG impacts, and considering internal views on sustainability direction and industry landscape, we have identified 10 key ESG topics (as covered by the GRI standards).

ESG | Enriching life through the wisdom of Noah

NOAH

Material Topic Matrix

After identifying material topics and their boundaries, we held an internal meeting to discuss and define the 2022 material topic matrix.


HIGH
IMPACT ON STAKEHOLDERS' EVALUATION AND DECISION-MAKING
Market Presence
Training and Education
Employment
Customer Privacy
Economic Performance
Energy
Diversity and Equal Opportunity
Anti-Corruption
Anti-Competitive Behavior
LOW
ECONOMIC, ENVIRONMENTAL, AND SOCIAL IMPACTS
HIGH

Stakeholder Engagement

By creating new product and service values, Noah works to deliver comprehensive wealth management services to Chinese HNW clients around the world. Anchored by core values and the philosophy of social responsibility, we value and listen to our clients through a range of channels and platforms. In this way, we deliver better services and experiences that meet the demand of HNW clients while satisfying the expectations of broader stakeholders.

We have created several communication channels through which to collect and respond to stakeholders' concerns and suggestions. We have also identified stakeholders in accordance with the five principles of the AA1000 Stakeholder Engagement Standard: Influence, Tension, Responsibility, Dependency, and Diverse Perspectives. According to their significance, we classify the stakeholders into five categories.

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Using various interfaces and channels, we communicated with stakeholders to discover their expectations and requirements while carefully collecting and evaluating their feedback. We then referred to this in the development of ESG policies and the implementation of action plans. As for topics of concern to key stakeholders, specific departments and channels were also established for real-time, appropriate communication and response.

Stakeholder	Communication channel	Frequency	Issues of interest	Contact
Shareholders and Investors	Board of Directors Shareholder meeting Annual report Website Stakeholder briefing	Regular and irregular	Economic Performance Anti-Corruption	E-mail: ir@noahgroup.com
Employees	Website 、Announcement E-mail、Club activities Meeting、Annual report Education and training Shareholder meeting Stakeholder briefing	Permanent and irregular	Training and Education Employment Diversity and Equal Opportunity Anti-Corruption	E-mail: otdc@noahgroup.com
Clients	400 service hotline Website 、Annual report Dedicated service Brand activities Shareholder meeting Stakeholder briefing	Permanent and irregular	Customer Privacy Anti-Competitive Behavior Anti-Corruption	Service hotline: 400-820-0025
Social / Community	Regional public services activities、Website Public activities Shareholder meeting Annual report Stakeholder briefing	Irregular	Energy Water and effluents Anti-Corruption	Website: https://charity.noahgroup.com/
Suppliers	Meeting、Website Shareholder meeting Annual report Stakeholder briefing	Irregular	Anti-competitive behavior Anti-corruption	E-mail: admin@noahgroup.com
Government and Regulators	Official correspondence Meeting attendance Seminar、Website Shareholder meeting Annual report Stakeholder briefing	Irregular	Compliance with laws and regulations Alignment to legal initiatives and policies Information disclosure Anti-corruption	E-mail: ir@noahgroup.com

Noah Stakeholder Engagement Policy

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ESG | Enriching life through the wisdom of Noah

Sustainable Finance

Key ESG Data

(1) In 2020, Noah and Gopher became signatories to the UNPRI

(2)Number of Noah's manager entities that have become signatories to the UNPRI or have fulfilled ESG principles 26

(3)Number of Gopher Asset's manager entities that have become signatories to the UNPRI or have fulfilled ESG principles 16

(4) Number of employees dedicated to ESG research and analysis: 20

In 2020, to exert our influence on the market and our portfolio companies and become more responsible institutional investors, Noah and Gopher became signatories to the UN Supported Principles for Responsible Investment (hereinafter referred to as "PRI") as a service provider and investment manager, respectively. Noah and Gopher aim to build a comprehensive ESG financial service platform for Chinese high-net-worth clients around the globe and prosper alongside our partners through responsible investment.

•Noah: https://www.unpri.org/signatory-directory/noah-holdings-limited/5737.article
•Gopher: https://www.unpri.org/si gnatory-directory/gopher-asset-management/5738.article



PRI Achievements in 2022

Noah

Item	Number/Amount
Number of manager entities that have become signatories to the UNPRI or have fulfilled ESG principles	26
AUM of the above manager entities	24,324,130 billion (CNY)

Gopher Asset

Item	Number/Amount
Number of manager entities that have become signatories to the UNPRI or have fulfilled ESG principles	16
AUM of the above manager entities	5,058.767 billion (CNY)

UN Principles for Responsible Investment

Noah Responsible Investment Policy

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ESG | Enriching life through the wisdom of Noah

PRI Due Diligence Team

To assist our clients to avoid risks and seek opportunities in the global transition to a low-carbon economy, while contributing to the goals under the Paris Agreement, Noah has established responsible investment divisions and systems to capture ESG investment opportunities. Anchored by a mindset of long-term value investment, Noah works to simultaneously benefit the economy, the environment, and society.

In 2020, the Gopher Hong Kong team established the Asia ESG Fund and entered the product incubation phase. The product invests in securities or other investments that reflect a green or ESG-related profile through active screening of ESG ratings, seeking to achieve sustained and attractive risk-adjusted returns while maintaining close attention to principal safety and risk management.

In 2022, Gopher, together with Noah and KingStone Rayliant, established the ESG Committee and launched ESG quanta mental products, striving to bring relatively stable long-term returns to investors through ESG strategies and practicing the social responsibility values of sustainable development.



PRI Due Diligence Team Established at Gopher

Gopher's Investment Research Department plays a pioneering role in the implementation of responsible investment and promotion of Noah's ESG investing concepts and practices. In January 2021, with great importance attached to responsible investment and development, Gopher set up an independent investment research department which added ESG considerations into its industry and company research modules and emphasized a group-wide sufficient understanding of ESG investing. Systematic PRI methodologies and screening criteria have been factored in to set out Gopher's PRI strategies and embed them in investment practices.

Led by Chairman Yin, Gopher's Responsible Investment Taskforce is comprised of front-, mid-, and backend investment departments, with all members being key personnel within Gopher's investment team In recent years, as Gopher's previous focus of investment in Hong Kong (SAR) and foreign areas has begun to extend to the Chinese mainland, to ensure responsible investment, around 20 employees were allocated to form the Investment Research Department.

From information collection to the establishment of standards and the formation of institutions and systems, responsible investment has become a central part of Gopher's values and philosophy.

Research: ESG constitutes one of the industry's and the Company's research modules; research professionals develop their awareness of responsible investment; and departments formulate systematic theories and selection criteria for responsible investment, which ultimately combine into Gopher's responsible investment strategy.

Product: Embodiment of ESG elements in product design. Contemplate how to improve the ecological and financial environments, as well as capital efficiency through sustainable development and investment, so as to truly promote wealth and capital for the common good. The Hong Kong product team is developing an income fund product for responsible investment.

Screening system and investment portfolio: Inclusion of ESG contents in due diligence.

ESG training for fund managers: Hold ESG training activities to enable more fund managers to understand ESG investment and to develop ESG investment and research capabilities.

Brand promotion:

With regard to investor education, the ESG concept is advocated during different interactions with clients, while at the same time clients are encouraged and persuaded to personally partake in ESG investing;

In our communication with regulators, we clearly express Noah and Gopher's emphasis and practice on the ESG concept, and their willingness and sense of responsibility in spreading the ESG concept among the GPs of subsidiaries. One example is pushing for the establishment of an ESG program at the Asset Management Association of China.

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56 57 ESG 2022 Gopher ESG Investing Manager Survey and ESG Investment Due Diligence Report In 2021, to further understand the current ESG/green investing performance of our asset manager partners and draw the attention of our peers to ESG/green investing, Gopher designed the 2021 ESG Investment Due Diligence Report based on the questionnaire and its research on the industry. At the LP conference held by Gopher on August 8, 2022, Ms. Chia-Yue Chang, Director of Noah, and Mr. Yin Zhe, Founding Partner and Chairman of Gopher Asset, addressed and released the 2022 Gopher “ESG Investment Due Diligence Action Report” on topics such as the value of ESG in the times, Noah’s and Gopher’s ESG investment practices and goals, focusing on the crucial role of private equity in the development of ESG investment and Gopher’s ESG investment in the past year. The research report found that more than 98% of GPs have paid attention to ESG and over 70% have already taken action, which is an increase compared to last year. A more obvious trend is that the leading institutions are likely to have a strong sense of research and forward-looking strategic actions for ESG. Practice PRI - Principles for Responsible Investment Since signing the UN PRI in 2020, Gopher has established the PRI Due Diligence Team in 2021 to ensure the implementation of the responsible investment concept by strictly setting standards and carrying out responsible investment strategies. "One Goal, Two Concepts, and Three Actions" has been set as Gopher's responsible investment guidelines in 2022. Based on the dual identity of fiduciary responsibility and institutional investors, Gopher is aiming for ensuring that all fund investment (positive screening) and portfolio companies (exclusionary screening) are covered by our ESG policies by 2023 from three perspectives: negative list, proactive implementation, and ecosystem construction. To further enhance responsible investment in terms of wealth management and asset m a n a g e m e n t , N o a h a n d G o p h e r h a v e incorporated ESG factors into investment analysis and decision-making processes, thereby thoroughly practicing sustainable development and responsible investment. We are committed to continually strengthening our sustainable development and responsible investment efforts, including the establishment of a comprehensive ESG metrics system, acting on ESG investing opportunities, utilizing ESG standards in our selection of financial planners and fund managers, and deepening our understanding and furthering our implementation of ESG. We also employ the following measures to improve the long-term benefits of sustainable development, which include: 1.Integrate ESG standards into our selection of financial planners and fund managers 2.Educate investors via Enoch Education, the Human Resources Development and Training Department's investor education segment, and the Noah Charity Foundation, and drive sustainable socio-economic development by supporting social progress and poverty reduction. 3.Launch of sustainable finance within the public securities ESG section (https://esg.noahgroup. com/article.html?id=84). In June 2021, we introduced ESG sections on Fund Smile and iNoah to encourage individual investors to fulfill social responsibilities and share the benefits of sustainable development with the community while pursuing investment returns. 4.Since the launch of the ESG sections, iNoah and Smile Fund have continued to post investment teaching videos on their WeChat channels, allowing more investors to learn the ESG concept and understand ESG asset allocation methodology through animated films or live interviews. 5.In 2022, Gopher, together with KingStone Rayliant, launched ESG quantamental products, striving to bring relatively stable long-term returns to investors through ESG strategies and practicing the social responsibility values of sustainable development. 6.In November 2022, Gopher PRI Due Diligence Team joined hands with Noah, Rankins Ratings, and CBN Research Institute to co-author and release the "2022 China A-Share Companies ESG Rating Analysis Report", with a view of promoting companies to improve ESG performance, helping investors assess ESG risks, and providing a reference for regulators to improve the quality of ESG information disclosure. 7.By the end of 2022, Gopher has achieved full coverage of ESG due diligence questionnaires for key secondary fund managers, hoping to raise their ESG awareness, collect ESG feedback data, build an ESG database, and improve the ESG investment research system. Moreover, Gopher leverages its unique and leading status as a FoF manager in the private equity fund industry to inspire and drive GPs (General Partners) to participate in ESG investing, contributing to a responsible investment ecosystem and promoting the sustainability of institutions and the country. In July 2021, Gopher and Noah spearheaded the initiative to establish the Impact Investing Alliance of Chinese Asset Managers, which gained extensive support from around 70 asset managers. In May 2022, Gopher distributed the ESG survey to its partner investment managers for the second consecutive year, and the results showed that the majority of the participating institutions are concerned about ESG/green investments, and more than 70% have already carried out relevant practices, which also drives Gopher to continue implementing ESG investments.

ESG | Enriching life through the wisdom of Noah

2022 Gopher and Rayliant Global Advisors Limited Launch ESG Quantitative Strategy Product

To better realize the value of ESG risk control through quantification and to grasp trends and investment opportunities in the changing market, in October 2022, Gopher and Rayliant Global Advisors Limited ushered in the upgrade of ESG strategy. Through the establishment of the Noah, Gopher and Rayliant ESG Committee, the product brings together professional investors and academic researchers from universities to keep an eye on the latest ESG policies and market trends at home and abroad.

The Committee conducts monthly ESG de-mining of companies in the equity pool, semi-annual review of ESG-good companies in the equity pool, and continuous optimization of the quanta mental return model, striving to bring investors relatively sound long-term returns and to practice the social responsibility values of sustainable development.

Gopher and Rayliant believe that ESG is capital for well-being, which not only brings relatively sound long-term returns to clients, but also contributes to the environment and society in the process, representing a direction of growth for the future.


ESG

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NOAH

PRI Achievements in 2022

Six Principles of PRI	Noah and Gopher's Achievements
1.Incorporate ESG issues into investment analysis and decision-making processes	•Develop a group-wide Responsible Investment Statement •Incorporate ESG investment risk metrics when evaluating thematic investment targets (alternative energy, ESG-based selection, infrastructure fund, low-carbon investment) •Periodic review of the ESG exclusion lists •Annual review of domestic and foreign portfolio credit issuers using ESG checklist •Incorporate ESG into the due diligence questionnaire
2.Develop an active sense of ownership and incorporate ESG issues into ownership policies and practices	•Ensure shareholder activism and prudently assess companies in which we invest
3.Seek appropriate ESG disclosure by the entities in which we invest	•Collect and review the CSR/sustainability reports of the companies in which we invest; Refrain from making additional investments in companies placed on the exclusion list due to violation of ESG and sustainable development principles
4.Promote industry-wide acceptance and implementation of the PRI	•Draw on the ESG checklist to check whether asset manager partners are signatories to the PRI •Draw on the ESG checklist to confirm ESG implementation annually •Require fully authorized institutions to provide ESG implementation documents •Cooperate with KingStone Rayliant to introduce ESG quantamental products
5.Work with peers to enhance the effectiveness of PRI implementation	•Participate in hosting ESG forums and promote ESG behaviors •Communicate with relevant stakeholder groups and promote principles and methods related to responsible investment •Send a "Climate Risk Alert Letter" to the founders and asset managers of portfolio companies, calling on the partners in the circle to pay attention to sustainability issues and implement their own sustainability actions •Develop Noah Holdings Engagement Policy to promote ESG-related investment concepts and practices in the industry
6.Report our PRI implementation performance and progress	•Regularly report our implementation performance of responsible investment •Communicate our achievements in responsible investment to the public through annual sustainability reports

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2022 Sustainable Finance Highlights

Sustainable Investment Case - I-KINGTEC

Gopher invested in I-KINGTEC, a high-tech enterprise, to help it build renewable energy power generation scenarios and the power transmission, transformation, and distribution system in the power grid scenarios, which solved the company's obstacles in power inspection personnel resource allocation and security assurance. Through technological innovation, I-KINGTEC has realized the drone's unmanned operation and automatic inspection, saving labor costs, ensuring personnel safety, and providing a strong guarantee for power operation and maintenance. In addition, I-KINGTEC trained the original workers to become background data verification personnel to promote technological transformation and achieve high-quality employment.

Sustainable Investment Case - Taimei Technology

Gopher's investments in the healthcare sector are in line with the growing demand for healthcare and sustainable trends in society. Gopher has built an ecosystem around the deep partnership resources of GPs in the healthcare industry through a "direct investment plus co-investment" approach, focusing on investments in fields such as biopharmaceuticals, device diagnostics, and healthcare services plus information technology. Therefore, Gopher invested in Taimei Technology, the life science industry digital operation platform, to help it develop its own TrialOS pharmaceutical R&D collaboration platform, which has provided digital solutions to more than 1,000 pharmaceutical companies/CROs and over 550 clinical trial organizations, supporting the development and launch of about 40% of the country's new drugs of category Ⅰ from 2018 to 2020. Gopher helps Tai Mei build the infrastructure for the future operation of the pharmaceutical industry, so that new drugs come to market faster, good drugs are more accessible, and the burden of healthcare on patients is reduced.

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Brand Promotion

1.With regard to investor education, the ESG concept is advocated during different interactions with clients, while at the same time clients are encouraged and persuaded to personally partake in ESG investing;
2.In our communication with regulators, we clearly express that Noah and Gopher value and practice the ESG concept, and their willingness and sense of responsibility in spreading the ESG concept among the GPs of subsidiaries.

Noah and Gopher continued to make impacts in ESG in 2022

On May 20, Frances Chia-Yue Chang, Executive Director of Noah, attended the live dialogue program "Responsibility Observation Room" hosted by China Business Journal, discussing with the guests how to improve the quality of ESG information and practice orderly and coordinated ESG values.

UN Women and the European Union jointly launched the WeEmpowerAsia (WEA) program in 2019 to encourage businesses to enhance women's economic and business participation to drive inclusive and sustainable economic growth. On May 26, the WEA program held a webinar on "Advancing Gender Equality and Women's Empowerment: The Role of Business" to showcase the good practices of industry associations and businesses in promoting gender equality and women's empowerment under the WEPs initiative, and Chia-Yue Chang was invited to attend the webinar.



On June 2, in collaboration with Noah, China Carbon Neutral Action Alliance (CCNAA), the Global Association of Risk Professionals (GARP), and the Standards Board for Alternative Investments (SBAI), Gopher successfully held the first online conference of the 2022 Impact Investing Alliance of Chinese Asset Managers, attracting hundreds of audience members to discuss how to apply responsible investment concepts to investment management and decision-making in the context of global climate change.


全球气候变化带来投资新趋势
金融机构如何识别风险与机遇
因应新挑战
可持续GP联盟
线上交流会
特邀嘉宾
全球风险管理专业人士协会(GARP)
风险研究所(GRI) 总裁
Thomas Deinet, CFA
SBAI（另类投资准则委员会）
执行董事
主要议程
金融机构应对气候风险的工具与办法
私募基金ESG驱动力与经验分享

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ESG | Enriching life through the wisdom of Noah

On August 2, Noah held the International Youth ESG and Impact Investment Summit in Chongqing, in collaboration with the Global Shapers Community, to cultivate socially responsible young talents around the world and help more warm and valuable enterprises to incubate and grow. Corporate founders, investors, and university scholars were invited to discuss the cutting-edge dynamics and practices in the field of ESG at the summit.





On September 23, Noah and Gopher joined hands with CCNAA to hold the 2nd online meeting for the ESG GP Impact Investing Alliance in 2022 to explore ESG hot topics with CFA Institute guests and GPs and explain the latest ESG investment trends and disclosure standards to comply with future regulatory trends.

On September 27th, Noah, Rankins Ratings (RKS), CBN Research Institute, and SinoCarbon jointly held the First 2022 China Listed Companies TCFD Climate-related Financial Disclosures Rating Release and Conference. At the meeting, RKS announced the "TCFD Climate-Related Financial Information Disclosures Rating Standard" and released the "2022 TCFD Climate-Related Financial Disclosures Rating Analysis Report", which is the first authoritative assessment of TCFD climate-related financial disclosures in the industry and a great pioneering significance to promote listed companies to join the climate-related financial disclosures.




中国上市公司TCFD气候相关
财务信息评级发布暨研讨会

On October 28, Chia-Yue Chang, Director of Noah, was invited to participate in the "ESG and Economic Resilience" Forum broadcasted by Caixin Media and hosted by China ESG 30 Forum, to discuss this topic with domestic ESG experts and scholars in various fields, and share insights on the market performance of ESG products, the current challenges and controversies of ESG, and the prospects of ESG investment.


ESG与经济韧性
章嘉玉

On November 2, 2022, Noah International (Hong Kong) and the Standards Board for Alternative Investments (SBAI) held the Global Institutional Investor Forum in Hong Kong, China. In the round table forum titled "ESG Investment Situation", Mr. Cai Qingfu, CIO of Noah International (Hong Kong), shared the ESG investment opportunities in China and discussed ESG investment practices with representatives from other domestic and overseas institutions.

On November 17, Chia-Yue Chang, Director of Noah, participated in the China Entrepreneur Cloud Forum "ESG - Long-termism for Enterprises" hosted by China Entrepreneur Magazine as a topic convener, discussing with many entrepreneurs on ESG and enterprise development and topics ranging from dual carbon policies, trends, corporate emission reduction paths to ESG standards.


ESG
中国企业家
ENTERPRISE'S LONG-TERM DOCTRINE
ESG，企业的长期主义
章嘉玉

On November 19, Chia-Yue Chang participated in a discussion on "How to Promote Better ESG Investment" at the 13th Caixin Summit ESG Session and China ESG 30 Forum Annual Meeting 2022.

On November 27, Chia-Yue Chang participated in the 2022 Boao Forum for Entrepreneurs hosted by Xinhuanet as a representative of the outstanding wealth management institution, and attended the "Mulan Initiative" and other sessions, sharing the experience of Noah as a company led by female entrepreneurs on achieving ESG indicators on corporate governance.



On December 9, Noah International's CIO Qingfu Cai was invited to the 2022 CLS ESG Summit Forum to discuss topics related to ESG investment and carbon market construction with top international institutions such as China Merchants Securities International Company Limited (CMSI), Citi Bank, China Chief Economist Forum, China Carbon Neutral Development Group Limited (CCNG) and Moody's, to build ESG sustainable development.



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Sustainable Operations

Faced with an extremely challenging market environment in 2022, Noah chose to do the arduous but right work under pressure. Noah has not only achieved solid financial performance through active adjustment of business strategies, recording RMB 3.10 billion in total revenues and RMB 1.01 billion in non-GAAP net income but also realized annual earnings guidance with operating profit margin increasing from 27.9% to 35.1%; At the same time, we have maintained our strategic focus and continued to invest in client interface, technology, and investment research capabilities, resulting in an 18.2% increase in the number of core clients for the year;

Through forward-looking judgments of the macroeconomy and the "protect first, grow later" advice, we help clients to keep their wealth in the volatile capital market. More information about Noah's financial performance can be accessed on Noah's investor relations website: https://ir.noahgroup.com/.

Monetary Unit: RMB in million

Project	2020	2021	2022
Total Revenues	3,305.8	4,293.1	3,100.4
Net Profit Attributable to Noah's Shareholders (Non-GAAP)	1,129.7	1,327.7	1,008.6
Employee Compensation and Benefits	1,504	2,168.9	1,441.9
Income Tax Paid	310.6	364.1	407.5
Social Investment/Donation	7.16	7.04	3.21

Risk Management

Noah firmly stands by common sense and our obligations and insists on long-term and sustainable development. From the corporate level and the organizational level to the product's end-to-end process, the risk management system receives comprehensive upgrades from perspectives such as risk control processes, handling of high-risk assets, and organization of underlying assets, fulfilling streamlined risk management.

Noah's risk management concept centers on five key points: Compliance, Comprehensiveness, Applicability, Timeliness, and Completeness. The risk management team adheres to the concept above in risk management and strives to drive the Company's rapid and rational growth upon the premise of proper risk management.

In addition, to cope with climate change, Noah established a climate risk governance structure with TCFD as the core in 2022 and released the Noah Climate Risk Management Guidelines to gradually improve climate risk management and implement the concept of sustainable development.

Noah's Risk Management Framework

COMPLIANCE	All businesses comply with regulatory requirements and contractual obligations
COMPREHENSIVENESS	Risk management encompasses all businesses across the Company
APPLICABILITY	Risk management is consistent with current objective conditions and the macro environment
TIMELINESS	Risk factors and risk control measures are communicated up and down the chain of command in a timely manner
COMPLETENESS	Risk management completely covers the entirety of each business process



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NOAH

Noah's Risk Management Organization

Noah's overall risk management adopts a matrix management model, in which the corporate group establishes the risk control framework, and each business segment makes decisions that are reviewed by the corporate group, enabling relevant functional lines in each business sector to operate under the general management framework in an efficient manner conducive to business development.

Through operation and collaboration at five levels, Noah ensures that risks at each product line stay well within control, that risk information of each sub-business and implementation status and results of risk measures are reported promptly, and that risk management suggestions and resource assurance measures are effectively communicated, thereby guaranteeing the earnest and substantive implementation of risk management concept and specific risk measures.

Organization	Introduction
Risk Control Committee	1.Members: Chairman, Gopher CIO, CPO and CRO of the group, and senior managers of the investment sector. 2.Meetings are held on a weekly basis to review and assess the risk factors, sales formulas, and pricing of all products. 3.Listen to the risk factors at the business level and operation & management level of each subsidiary, and perform an overall risk assessment. 4.All committee members are collectively involved in discussions to formulate instructional advice and fundamental opinions on the overall risks.
Risk Management Center	1.The Risk Management Center is comprised of the Product Risk Management Department, Internal Control and Operational Risk Management Department, and the risk management divisions of all subsidiaries. The Risk Management Center is responsible for the management and coordination of product risk, overall risk, internal control, and operational risk at the group level given the functions of its subordinate departments. 2.The risk management divisions of subsidiaries monitor, assess, and manage their respective business risks.
Compliance Management Center	The Compliance Management Center is in charge of supervision, communication, and coordination. Specifically, it supervises the interpretation of regulations and relevant training, the establishment of internal compliance systems and mechanisms, the compliance of products and investment management processes, the compliance of sales materials and processes, behavioral compliance, and regulatory deterrence. The role of the center is to ensure the compliant development and operation of our businesses.
Subsidiary Risk Management Committee	1.Risk management meetings are held each week to identify and report on business operations and management risks in subsidiaries, decide on risk mitigation measures, and implement the instructional advice from the group's Risk Management Committee. 2.Perform regular audits of subsidiaries to identify and deal with risk factors in different business segments.
Subsidiary/Business Segment/Risk Management Department and Compliance Management Department	1.Major subsidiaries and business segments shall set up their risk and compliance management departments or risk and compliance management positions 2.Participate in the management of the whole business process, pre-event approval, mid-event management, and post-event assessment.

Business Risk Management

To ensure that risk management comes first while effectively driving business development, capturing and expanding on market opportunities, and providing better products to clients, Noah has aggregated resources from various parties to promptly and effectively control business risks in manners beneficial to the incubation, execution, and development of our businesses.

Strict Screening and Control of Product Risks

To ensure the quality of each product and reduce product risks, we have clarified the assessment criteria for different categories of investment projects and set up a full-spectrum product risk control process to maintain tight control over the quality of every single product.

Product Risk Management System

Early screening and control of products	PROJECT PROPOSAL MEETING
Professional risk assessment/professional recommendation on risk measures	PROJECT REVIEW
Elaborations on risk factors and risk measures/ decisions on risk measures	RISK CONTROL MEETING
Review of document completeness/examination of risk measure implementation/pre-launch review	FUND LAUNCH
Regular follow-up of project progress/communication with counterparties (when risks occur)	DURATION
Due diligence of non-performing assets when a warning is triggered/ commencement of formulation and implementation of asset disposal plan	PORTFOLIO MANAGEMENT

PRE-INVESTMENT	MID-INVESTMENT	POST-INVESTMENT	Summing up experience
·Project screening ·Project understanding ·Industry research	·Project approval ·Project assessment ·Risk management ·Investment decision	·Data assessment ·Asset assessment ·Portfolio management	

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68 69 ESG Rigorous Management of Marketing Materials In accordance with the Securities Investment Fund Law of the People’s Republic of China, Measures for the Sale of Securities Investment Funds, Supplementary Provisions on Supervision Matters Concerning Publicity and Promotion Materials of Securities Investment Funds, and other applicable laws and regulations, Noah developed the Measures for Product Marketing Materials Management, according to which all marketing materials created, distributed, and published by Noah must be truthful and accurate, and the product elements should comply with relevant legal documents and regulatory requirements. The document also calls for enhanced investor education and guidance in order to cultivate the right investor mindset in our clients. Before launch, every product should be checked against the Measures for Product Promotional Materials Management and approved by the Compliance Management Department to ensure that it complies with relevant regulations. A clear risk warning and necessary data basis should also be included. After its launch, a product should be tracked for risk adaptability and investors should be informed of potential risks. In this way, we can protect the rights and interests of our clients. Business Continuity Management 1.Establish company-wide BCM teams to assist key business lines and departments in business impact and risk analysis. 2.Release the Business Continuity Management System and develop relevant plans for key tasks, covering our overall emergency response process and the disruption of business operations in vital systems and vital workplaces. 3.Noah performed data backups and recovery drills for many key systems with the support of the Information Security Department to examine the availability of backup data, which ensured the disaster recovery ability of key systems and improved the emergency response and recovery capabilities of the basic operation and maintenance team. To sustain our operations in the event of disasters or uncertainty, Noah introduced the Business Continuity Department for Business Continuity Management (BCM) development in 2016. A BCM system has been first established to implement the following measures. Risk Adaptability (KYC, KYP and KYA) KYA: Know Your Advisor (KYA) stands for labeling relationship managers based on their respective expertise and skillset, such as advisors with particular expertise in secondary market strategies, primary product market, or cross-border management of USD-based assets; or client relationship managers well-experienced in dealing with entrepreneur clients or corporate wealth management. KYA enables Noah to match client relationship managers to clients based on their individual needs and their stage in the financial lifecycle for maximum service quality and efficiency. KYP: Know Your Product (KYP) stands for thoroughly profiling financial products based on their labels (including basic labels, income labels, risk labels, manager evaluation labels, client experience labels, etc. ) and achieving dynamic horizontal and vertical comparative analysis. The collaboration of KYP and KYC functions to match the needs of clients to the right asset allocation plan and improve the overall client experience. Digital KYC, KYP, KYA systems as the 3K modules in the technology, are aimed at drawing on data analysis for digital marketing, intelligent services, and visualized process management by creating client labels, investment consultancy labels, product labels, and 3R labels. These systems aim to achieve digital marketing, intelligent service, and visualized process management by analyzing and exploring fundamental business data. Looking at each link of the value chain with sustainable, cumulative advantages built on data, 3K is a crucial step to client centricity in our latest wave of transformation. KYC: Know Your Customer (KYC) stands for introducing financial products that interest the clients and meet their risk tolerance and forms an important part of investor suitability management. On the basis of traditional questionnaire surveys, Noah drew on financial advisor evaluation and data analysis to gain an in-depth understanding of client information and client behavior and thoroughly profile our clients. Effective KYC allows us to deeply understand and respond to the changing needs of our clients. It is our belief to find the right product for the right client at the right time.

ESG | Enriching life through the wisdom of Noah

Climate Change Mitigation - Operation Continuity Management

To mitigate the impact of climate change-related challenges on our business operation, Noah analyzed in detail the direct or indirect physical impacts that extreme weather events may exert on our operations. An operation continuity management plan has been formulated accordingly as the core of our climate action to reduce and manage the impacts of climate change.

Noah's operating model has a high dependence on technological services. To enhance the resilience of our technological infrastructure and technological services in the face of natural hazard uncertainties and support our business continuity, we have formulated corresponding management processes, aiming at reducing the negative impact of potential disasters on our operations. The processes also contribute to sustainable operations and sustainable client services. To reduce the impact of the COVID-19 pandemic, our technology department facilitated an active shift to online workspace and online transactions to ensure our operation continuity.

Thanks to the continuous efforts of the technology department, the role of electronic transactions has been on a constant rise. As of 2022, 99.99% of Noah transactions, 99.99% of public fund trading, and 99.10% of private fund trading (including asset management) were completed online.

Massive Adoption of Online Workspace and Video Conferencing in 2022

To support the State's strict control of the pandemic, Noah transferred its offline activities to online platforms in 2022. This effort led to continuous increases in the number of live broadcasting sessions and the number of participants while reducing costs and resources and creating more business value. By continuously optimizing the platform functions and the live streaming lines, Noah has enhanced the viewing experience for its global customers. In 2022, live broadcasting harvested 2,741 new visitors, with an average daily PV of 3,033 and UV of 894, and 30 minutes per capita per day. In 2022, 890 live online broadcasts were held, an increase of 127% compared to 2021, including 775 customer live broadcasts and 115 internal live broadcasts. 72 live online broadcasts of Gopher LP in the whole year were held , including 70 sessions of Gopher duration interpretation, one private equity annual report, and one ESG presentation.

Climate-Related Financial Disclosures (TCFD)

Framework	Disclosure items
Governance	•Noah ESG Committee and Risk Management Committee will regularly report to the Board of Directors on issues and implementation of sustainability and climate risks. •Our management assesses and manages climate-related risks and opportunities and is in charge of climate-related strategic planning, and ensures its implementation. •The Risk Control Committee organizes regular meetings to listen to the risk factors of each subsidiary at the business level and operation & management level, assess the overall risk accordingly, and report risk management projects to the Board of Directors. •Handle climate change-related risks and implement related opportunities.
Strategy	•Employ qualitative and quantitative methods to assess the impact on our operating and financial performance of risks and opportunities that have a material impact on our business and strategic planning. Develop mitigation strategies accordingly.
Risk Management	•Analyze in detail the direct or indirect potential physical impacts on our operations arising from extreme weather events. Establish sustainable operation management plans accordingly as the core of our climate change actions. •Consolidate the risk management framework to identify, measure, respond to, and monitor potential risks.
Indicators and Targets	•Practice green finance and responsible investment; prioritize green energy.

Noah Climate Risk Management Guidelines



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NOAH

Noah Sustainability Organizational Structure Based on TCFD



Supervision and management of climate strategies
Climate strategy execution and goal management
Identify mid-, long- and short-term risks and develop objective planning and management policies
Goal execution and coordination
Implement and coordinate internal and external group matters
Climate Risk Management Execution Matrix
Board of Directors
Compliance with the risk management requirements of the TCFD governance framework
Noah ESG Committee
(Comprising three Directors and core senior managers)
The Noah ESG Committee joins efforts with four other committees (Product, Risk Control, Operation, Technology).
Sustainability Working Groups
(Comprising the ESG Working Group and representatives from IR, PR, and representatives from other departments)
Corporate Governance Group
Group Strategy
Finance Center (IR)
HR Center
Legal Affairs Center
Responsible Investment Group
Responsible Investment Group
Gopher Asset
Noah Upright
Gopher Asset Management Center
Compliance Management Center
International Risk Management/ Compliance/Legal Center
Employee Relationship Group
HR Center
Noah Labor Union
Environmental Protection Group
Shanghai Noah Foundation
Administrative Center
Community Engagement Group
Shanghai Noah Foundation
HR Center
Brand Management Center
Noah Management Matrix & Regions & Subsidiaries

Noah generally procures in bulk. To reduce the environmental and social impact of our procurement process, we thoroughly evaluate our suppliers, focusing on their brand image as well as ESG factors such as environmental impact, employee rights, and social performance.

Suppliers disgraced by scandals (such as improper treatment of employees or arrears of wage) will be excluded from Noah's supplier network. Noah will not renew the contract with such suppliers in the second year if any scandal comes to light during the term of cooperation.

We will continue to work with qualified socially responsible and reputable suppliers. We will engage our suppliers in our ESG concepts and our initiatives regarding social responsibility, environmental protection, and charity to exert a greater positive impact on society. Starting from May 2021, Noah has required all procurement agreements to include Anti-Bribery and Anti-Corruption Rules. In 2022, ESG-related principles will be incorporated into our Supplier Management System to impose relevant requirements on suppliers

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Number of Suppliers

Region	Number
Domestic	3715
Overseas	3715

Noah Supply Chain ESG Management Principles

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Sustainable Environment

Key ESG data

(1) GHG emission intensity:0.12 t-CO_2e/RMB million

(2)Green procurement/total procurement:3 %

(3)Paper saved in office from 2021: 10000sheets

(4) Employees'travel mileage reduced in 2022:50,200 kilometers

(5) Carbon emissions from employee travel reduced in 2022:4.4 t-CO_2e

(6)Video conference participants:3,600

(7)Joint environmental efforts with SEE:9 straight years



While financial services are unlikely to cause substantial environmental damage and pollution, Noah remains committed to environmental sustainability. As Declaration of Carbon Reduction Action was issued in May 2021, which initiates environmental actions, Noah try its best to minimize the adverse environmental impact across operations and services, aiming to contribute to a sustainable environment on our planet.

Noah's Commitment to Environmental Sustainability

1.Comply with national environmental laws and international sustainability standards.
2.Promote environmental action plans on energy & resource conservation and emissions reduction; perform responsible waste management and examine and manage GHG emissions to reduce our environmental impacts
3.Continuously improve and promote various environmental protection programs; utilize energy-saving products and services with low environmental impacts.
4.Establish goals and action plans to examine and reduce GHG emissions in accordance with the Paris Agreement within the United Nations Framework Convention on Climate Change (UNFCCC), the goal of which is to keep the rise in global average temperature well below 2°C.
5.Release annual sustainability reports and update the ESG section of our website to disclose our environmental sustainability performance to external stakeholders, thereby increasing their awareness of environmental sustainability.

Carbon Management

Noah incorporates carbon neutrality into the overall sustainability scheme and implements energy management measures from every aspect of management, operating strategies, and organizational structure. This way, Noah strives to reduce carbon emissions generated from the operation and mitigate environmental impacts. In 2022, Noah continued to fulfill our commitment to environmental sustainability. Through simplification of administrative workflows, intelligent empowerment, paperless management, and electric rental cars for administrative use, Noah optimized office efficiency and contributed to energy conservation and emissions reduction.

Noah Energy and Environment Policies

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Energy Consumption and Carbon Emissions of Noah Shanghai Headquarters

Item	2020	2021	2022
Electricity (GJ)	8,310.76 GJ	9,886.98 GJ	10530.64 GJ
Energy Use Intensity (GJ/RMB' million)	2.51 GJ/RMB million	2.30 GJ/RMB million	3.40 GJ/RMB million
GHG Emissions (t-CO_2e)	2,027.7947 t-CO_2e	2,240.1719 t-CO_2e	1,699.5283 t-CO2e
GHG Emission Intensity (t-CO_2e/RMB' million)	0.61 t-CO_2e/RMB million	0.52 t-CO_2e/RMB million	0.59 t-CO_2e/RMB million
Water Use (ton)	20,633t	14,415t	13612t
Water Use Intensity (ton/RMB' million)	6.24t/RMB million	3.36t/RMB million	4.39t/RMB million
Petroleum Use (L)	/	/	23377.98 L
Petroleum Use Intensity (L/RMB' million)	/	/	7.54 L/RMB million

Energy Consumption and Carbon Emissions of Noah Hong Kong

Item	2020	2021	2022
Electricity (GJ)	405.03 GJ	411.1 GJ	399.01 GJ
Energy Use Intensity (GJ/RMB' million)	0.3 GJ/RMB million	0.2 GJ/RMB million	0.1 GJ/RMB million
GHG Emissions (t-CO_2e)	79.88 t-CO_2e	81.08 t-CO_2e	78.69 t-CO_2e
GHG Emission Intensity (t-CO_2e/RMB' million)	0.24 t-CO_2e/RMB million	0.19 t-CO_2e/RMB million	0.12 t-CO_2e/RMB million
Water Use (ton)	7578.7t	5294.96t	5000t
Water Use Intensity (ton/RMB' million)	2.29t/RMB million	1.23t/RMB million	1.61t/RMB million
Petroleum Use (L)	/	/	8653.85 L
Petroleum Use Intensity (L/RMB' million)	/	/	2.79 L/RMB million

Notes:

1.Electricity conversion: 1kWh=0.0036GJ

2.GHG Intensity=GHG Emissions (t-CO_2e)/Total Revenues (RMB' million)

3.Electricity emission coefficient is 0.5810 kg-CO_2e/kwh, according to Shanghai Greenhouse Gas Emissions Accounting and Reporting Guidelines

4.ISO 14064-1:2018 was introduced in 2020 and the data was verified by SGS in 2020.

5.Data in 2020 have been modified in line with the coefficient according to Shanghai Greenhouse Gas Emissions Accounting and Reporting Guidelines.

6.There is no issue in sourcing water that is fit for purpose whereas the Group considers its water consumption level is reasonable. The Group targets to remain its water and electricity consumption each year at minimal level by implementing the measures as shown in the above paragraphs.

7.There is no applicable data of packaging material as we do not involve the use of any packaging material.

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Waste Data in Noah Shanghai Headquarters

Total harmless waste (ton)	146t
Harmless waste intensity (ton/RMB' million)	0.049 t/RMB' million

Waste in Noah Hong Kong Office

Total harmless waste (ton)	60t
Harmless waste intensity (ton/RMB' million)	0.02t/RMB' million

In 2020 and 2021, due to the adaptation of technology (workplaces are mixed), it is difficult to distinguish and count gasoline usage and solid waste amount. Relevant statistical mechanisms have been planned, and the 2024 sustainability report will disclose the amount of gasoline used and solid waste in 2022-2024 (for three consecutive years).

Energy conservation and emission reduction actions in Noah workplace

Item	Description
Electric air conditioning, lighting	•The air temperature is set to 26°C •LED lamps are used for lighting to meet lighting needs •Conduct unified inspections four times a day, and turn off air conditioning in certain areas to reduce power loss •Turn off unused lighting and air conditioning power in the office area at 8 pm.

Noah's Sustainable Workplace

Noah actively leads and promotes energy and resource management initiatives inside and outside the workplace to reduce our environmental impacts.

Internally: We strive to protect the environment and minimize GHG emissions by adopting electronic systems, reducing paper use in administrative processes, motivating employees to foster eco-friendly habits, and introducing other software and hardware to control energy consumption.

Externally: We encourage clients to use online services for less resource consumption, and require suppliers to provide eco-friendly products and services under Noah's sustainable workplace initiative, contributing to environmental sustainability through green procurement.

As early as 2016, Noah introduced our garbage sorting program. Besides promoting trash-sorting methods and placing sorting bins in the workplace, we also planned activities such as World Earth Day and Noah Value Day to promote environmental protection throughout the Company and the business parks in which we operate. In view of Shanghai's waste management rules, Noah has followed the 3R principle (Reduce, Reuse, and Recycle) to actively promote green behavior in the workplace. Our employees are encouraged to develop good waste-sorting, energy-saving, and emission-reducing habits and practices. We identified the China Green Foundation-certified Ctrip as our new air-ticket and hotel booking agency. Ctrip not only offers more cost-effective services, but also helps to create a greener workspace for our employees and communities. Through tripartite cooperation, Noah enables integrated management of workplace attendance, meetings, monitoring, and printing, while using customized services to improve workplace preparation. This not only cuts manpower to bring down operation costs but also reduces nationwide workplace carbon emissions. Here, we have built a cozy, comfortable, and intelligent office.

Starting from September 9, 2022, Noah worked with P.E.T. Plastic Ecological Transformation and other green companies to launch the "Spring Recycle" public welfare campaign. The plan aims to jointly collect plastic bottles labeled with PET 1 on the bottom, and donate environmentally friendly school uniforms to children in rural areas. After being processed with recycling technology, every 28 qualified plastic bottles will be made into a new school uniform. Noah will retain the recycling device to long support this plan.


收集塑料水瓶
捐助爱心校服
诺亚助力春雨新生
校服计划
99公益日2022
P.E.T.

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Noah's Green Procurement Achievements in Shanghai Headquarters

Item	2020	2021	2022
Amount of green procurement (RMB' million)	500RMB' million	500RMB' million	500RMB' million
Proportion to total procurement	3 %	3 %	3 %

Note:
In 2022, we added a "green procurement" option to the requisition form in our procurement system to promote and select suppliers.

Noah's Key Measures for Building A Sustainable Workplace in 2022

Item	Measures	ESG Benefits
Promote video conferencing and reduce business travel	•Video conferencing facilities are set up •Visual and audio input and output equipment is used for information exchange and communication •Travel expenses should be approved in advanced. High-speed rail travel is recommended for journeys under 5 hours to reduce carbon footprint	•Business travel expenses (including air tickets and accommodation) in 2022 grew by 88% because we gradually resumed operations after the COVID-19 outbreak in 2021.
Unify property management and improve workplace energy efficiency	•In 2021, a handful of branches (subsidiaries) were selected to pilot an energy reduction campaign	•Noah reorganized office resources and reduced office costs through screening and analysis of existing offices. •Noah surrendered 7 offices and partially surrendered 1 office (Dadou Road, Zhuji I, Quzhou, Yueqing, Fuzhou II, Wuxi Xishan, Zhuhai, and Huangdao)
Upgrade the OA system to reduce paper use	•Streamline hundreds of processes to eliminate invalid and meaningless processes and approvals as much as possible •Utilize artificial intelligence face recognition to replace card swiping, achieving access control without cards and paperless office equipment •Promote paper recycling •Set the sleep mode when photocopiers are idle to reduce electricity consumption •Employees sign in via QR codes to reduce paper use •Introduce online systems and E-signatures •Online ticket booking for business travel	Administrative workflows have been streamlined to reduce energy consumption and improve employee efficiency
Online training On sustainability and manage supplier ESG	•Communication of branch establishment and management •Communication of management measures to regional market suppliers •Upgrade procurement System 2.0 •Improve business travel, business card, and attendance systems •Upgrade fixed Asset System 3.0	•In 2022, the communication of branch establishment and management and management measures to regional market suppliers were involved in four regions (East China, South China, North China, Central and Western China) •Communication of Procurement System 2.0, business travel, business card and attendance systems to all employees •The communication of Fixed Asset System 3.0 involved all departments of the Group

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Environmental Protection Campaigns

Long-term commitment to sustainable public services encourages engagement from more influential people.

We believe there is no substitute for the ecological environment. Protecting the environment and supporting ecological poverty alleviation is not easy. It is a marathon that requires patience and persistence - like the wealth management we are engaging in.

Over the years, Noah has been a devoted partner of the Society of Entrepreneurs & Ecology (SEE). Our distinctive contributions include not only donations but also novel, creative initiatives each year, such as Noah Value Day, 99 Giving Day, and the Noah Diamond Annual Meeting. These activities encourage our employees and clients to pay more attention to and participate in environmental protection.



Noah & SEE Partnership in Environmental Sustainability

Year	Items
2010	Following Noah's listing on the New York Stock Exchange, Ms. Jingbo Wang, Co-Founder, Chairwoman of the Board of Directors and CEO of Noah, joined SEE on behalf of Noah.
2014	Noah participated in SEE's 100 Million Saxaul Project, demonstrating our firm support of China's environmental poverty alleviation and ecological protection.
2015	Noah released the first Noah Sustainability Report 2014, and sponsored the publication of the Sanjiangyuan Ecological Protection Manual, which drew public attention to biodiversity conservation in the region.
2016	Noah participated in the 100 Million Suosuo Project for the third consecutive year, donating the third batch of 50,000 saxauls to the "Noah's Heart Forest", and once again giving water-conserving millet grown in Alxa as our Mid-Autumn Festival gift.
2017	SEE launched the "Noah's Ark" project to underscore Noah's commitment to biodiversity. The project aims at protecting endangered animals and plants in southwest China.
2018	Noah participated in the 100 Million Suosuo Project for the fifth consecutive year and gave strategic support to the SEE "Noah's Ark" project for the second year running.
2019	Noah participated in the 100 Million Suosuo Project for the sixth consecutive year and gave strategic support to the "Noah's Ark" project for the third year running, donating the sixth batch of 50,000 saxauls to SEE "Noah's Heart Forest". It was also the third year that Noah organized match donations for ecological poverty alleviation on the 99 Giving Day and through the Noah's Ark crowdfunding program. We appealed to our employees, clients, and partners to donate to the charitable programs.
2020	In the face of the COVID-19 pandemic, Noah continued to honor our commitment to the SEE's two projects - the "100 Million Suosuo Project" to grow "Noah's Heart Forest" and the "Noah's Ark" project for protecting green peafowl.
2021	To support China's carbon peaking and carbon neutrality goals, Noah continued our partnership with SEE, participating in the 100 Million Suosuo Project for the eighth consecutive year and the "Noah's Ark" project for protecting green peafowl for the fifth year running. In September 2021, the "Green Peafowl Habitat Co-Management and Protection Zone" supported by Noah was covered by People's Daily and the Focus Interview program of China Central Television (article titled Green Peafowl: Big Protection for A Small Species in People's Daily)
2022	Noah collaborated with nonprofit organizations on the Million Suosuo Project and" Noah's Ark " over years and newly focused on the project of" Keeping the Smile of the Yangtze River - Saving the Yangtze finless porpoises."

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84 85 ESG Noah's Heart Forest Long-term funding of Noah's Ark Biodiversity Protection Project Noah's Heart Forest - Remarkable Achievements of An 9-Year Ecological Protection Journey Initiated by SEE, the "100 Hundred Million Suosuo" project has received extensive support from the local government, herdsmen, production cooperatives, non-governmental environmental protection organizations, entrepreneurs, and the public. It aims at growing 100 million sandy oil plants (represented by saxaul) in key ecological areas in Alxa during the 10 years from 2014 to 2023 to restore 2 million mu of desert. The project will improve the local ecological environment and curb the spread of desertification. In addition, the economic value of saxauls is expected to help raise the living standard of local herdsmen. From 2014 to 2022, Noah planted 387,000 saxauls in "Noah's Heart Forest" in Alxa, amounting to a total donation of RMB 4.07 million. The saxauls cover a total area of approximately 8,287 mu, achieving sand fixation of 3.8 square kilometers and carbon fixation of 7,390 tons. In 2022, the donation by Noah was mainly used to plant 30,000 saxauls in Xipotugacha, Jilantai Town, Alxa Left Banner, which occupied around 769 mu and fixed a sandy area of over 300,000 m2 in Naogunbulage Village, Alatengchaoge Town, Alxa Right Banner. Our efforts have helped restore the region's desert ecosystem, slow down desertification, and increase the income of local herdsmen. The green peacock is the only native one growing in China that only lives in Yunnan Province, with a population of about 600. It is a wild animal under first-class national protection and is a critically endangered species with a minimal population. Noah is committed to funding the "Noah's Ark-Green Peafowl Habitat Co-Management and Protection Zone in Xinping County of Yunnan Province" project by donating RMB 500,000 per year for five consecutive years. The project aims to help increase the local green peafowl population, protect their habitat, and restore community culture and lifestyles. To make this happen, patrol teams are established to engage local forestry authorities and villagers. The Green Peafowl Habitat is also delineated for habitat protection and monitoring of natural breeding, to restore the green peafowl species. As of the end of 2021, Noah donated a total of RMB 3 million to the project, and the effect was remarkable. In 2022, the SEE Alxa Southwest Project Center, continued its daily patrol and monitoring. In June, 17 young peacocks were monitored to be born in two green peacock conservation areas. At the same time, on February 20, 2022, it concluded the agreement with the community near the green peacock conservation area in Eshan County, Yuxi City to rent 1,422 mu eucalyptus forest for 20 years. The forest will be used to protect the green peacock and restore the ecological environment of habitats.

86 87 ESG Talent Acquisition Efforts to Attract Diversified Employees Noah strives to build a fair and inclusive workplace by emphasizing equality and workforce diversity. We employ and select employees whose professional capability is suitable for our positions. We do not discriminate against anyone based on race, color, nationality, ethnicity, national origin, gender, marital status, age, disability, family status, sexual orientation, political affiliation, etc. Hence, we can attract and retain versatile human resources focusing on sustainability and innovation. Noah upholds a zero tolerance attitude towards child labor and allows no forced labor within the scope of operations. In the best interests of the employee who is found in the Group not reached the statutory working age, Noah will notify the local social services, immediately take the child worker away from the workplace and confirm and protect their physical and mental health with remedial measures to maximize their interests. At the same time, Noah will immediately identify issues in the recruitment process at the business location and take corrective actions within 90 working days. In terms of employee equity, Noah has always strictly followed the laws and regulations of various global operating sites, accurately implemented Noah's human rights policies, respected employees, safeguarded their rights and interests, protected the rights and interests of business partners, and ensured responsibility for human rights issues. Noah Employee Diversity and Equality Policy Noah Employee Rights and Interests Protection Policy

ESG | Enriching life through the wisdom of Noah

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Human Capital

Key ESG Data


62%

Proportion of female employees


33%

Proportion of female Board members


34%

Proportion of female senior managers

Workforce Structure in 2022

Item	Male (%)	Female (%)
Managerial position	7.8%	6.7%
Domestic employees	38%	62%
Overseas employees	0.3%	0.4%
Full-time employees	32.9%	53.7%
Part-time employees	0.8%	1.5%

Note: Part-time employees refer to those employees who work less than 40 hours per week.

Workforce Diversity

Item	Proportion of all employees	Proportion of executive management	Proportion of non-executive management	Proportion of professional employees	Proportion of general employees
Ratio of male to female in 2022	3:5	2:1	11:9	2:5	3:4
Proportion of overseas citizens	0.7%	9.7%	0.8%	0.5%	0.5%
Proportion of ethnic minorities	2.0%	1.6%	2.2%	1.8%	2.0%

Workforce by Age

Type	Male	Male (%)	Female	Female (%)
29 and under	217	7.49%	369	12.75%
30-50	828	28.60%	1353	46.74%
Above 51	52	1.79%	76	2.63%
Total	1097	-	1798	-

Note: The slight difference in the total number of employees with Noah's 2022 financial reports is due to the difference in the statistics methods of particular positions.

New Employees

Type	Male	Male (%)	Female	Female (%)	Total	Proportion among total employees (%)
29 and under	83	11%	170	22%	253	8.74%
30-50	210	28%	278	37%	488	16.86%
Above 51	6	1%	12	2%	18	0.62%
Subtotal of new employees	299	39%	460	61%	759	25 %

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Former Employees

Type	Male	Male (%)	Female	Female (%)	Total	Proportion among total employees (%)
29 and under	77	8%	131	13%	208	5.35%
30-50	299	30%	443	45%	742	19.09%
Above 51	17	2%	24	2%	41	1.06%
Subtotal of former employees*	393	40%	598	60%	991	26%
Chinese	391	39%	594	60%	985	25.34%
Foreigners	2	0.2%	4	0.4%	6	0.15%

* Percentage of former employees = Total number of former employees in the year / (Total number of former employees in the year + Total number of employees of Noah Group as of December 31, 2022)

Valuing Female Power for Gender Equality

Noah, a company led by a female CEO, has been playing up women's growth within its business for many years. The Company actively encourages the women's community to make a social impact, including enhancing women's economic empowerment, creating opportunities for women to reach the top echelons, increasing woman's workplace engagement and helping more women raise their financial capabilities.

As of the reporting period, with over 62% of female employees, 33% of female Board members, and nearly 37% of female executives, Noah has become a global leader in women's corporate power, demonstrating that enterprise can be a crucial driver of gender equality and women's empowerment.

Absence Rate in 2022

Gender	Absence Rate
Male	0.84%
Female	0.75%

Performance Management

Based on the original performance management, Noah continues to refine the KPI management. Furthermore, adhering to the management mechanism of "upholding client centricity and surviving tough times", Noah clarifies the incentive and constraint mechanism based on the breakdown of strategic objectives and its insight and understanding of human nature to improve the establishment of a result-oriented performance management system. In 2022, Noah continued the 1-3-5 strategic plan for the performance of the Company's human resources. Performance management emphasizes the value and competition to achieve better results, processes, and applications.

(1) Performance Evaluation Methods for All Employees of Noah Group

Item	Proportion (%)
Individual employee's annul performance-based contracting (PBC)commitment	100 %
Performance appraisal based on employee classification and grading(normal distribution)	100 %
Performance appraisal based on individual employee's annual PBC completion rate	100 %

(2) Performance Evaluation Methods for Front Office (3R) Employees of Noah Group

Item	Proportion (%)
Individual employee's annul performance-based contracting (PBC)commitment	100 %
Performance appraisal based on employee classification and grading(normal distribution)	100 %
Performance appraisal based on individual employee's annual PBC completion rate	100 %

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92 93 ESG Optimizing the Organization and Improving Talents Noah takes the "Three Pillars" model of human resources as the traction to optimize Noah's human resources management system. It regards the "digitalization" of human resources as the engine to improve Noah's human resources operational efficiency. And it takes "organizational capacity building" as the core and builds organizational management mechanisms to improve talent density, deeply couple human resources with business, and help Noah's strategic transformation and sustainable business operations. Optimizing the Organization and Improving Talents Key contents of deepening organization and human resources reform in 2022 include: 1. Organizational structure reform: Implemented the organizational structure and operational mode featuring "one holding, two groups, and six business units", to fit and support the dual circulation of both international and domestic business in response to the international business. 2. Key organizational management: Found key organizations that truly create value based on strategic positioning, business difficulty, and revenues. Focused on the identification of key positions in key organizations and management and motivation of and cadres. 3. Set up a Chief Investment Office (CIO Office), Customer Strategy Office (CSO Office), and Investment Product Solutions Office (IPS Office) in the form of an agile organization to sharpen investment and research capabilities, boost business development, and optimize processes. 4. Established three major systems for 3R personnel development, namely, a training system where graded training is offered for different lines to empower management, a dual-direction career development system of management and professional personnel", and an honor system centered on equity-based personal and team glory".

94 95 ESG Diversified Development Recruitment and Retention Noah's employees are all fixed-term employees who are re-evaluated for contract renewal every three years. Therefore, Noah will prefer internal employees when recruiting for vacant job offerings. In 2022, 51.4% of the vacancies were filled by internal promotion. In addition, it is estimated that the average recruitment cost amounted to RMB 20,000 for Noah in 2022. Noah advocated a more diversified employment policy in 2022. In cooperation with local CDPF institutions, it provides appropriate jobs for physically or mentally disabled people who are willing and competent to work. In 2022, Noah offered more than 22 jobs to the disabled to fulfill its commitment. Noah values employees' rights to work and freedom of assembly and association. We have formulated relevant HR management standards and complaint measures and related anti-sexual harassment prevention and complaint handling mechanisms. We advocate gender equality and impugn sexual harassment in the working environment. Hence, in 2021 Noah established an exclusive hotline for female employees to protect their legitimate rights and interests in the workplace. Thus, we build up a shield for Noah's women employees to ensure that every employee is respected and treated equally. Noah has shown inclusiveness in both the Employee Manual and Noah Recruitment Management System. Noah endeavors to build a fair and inclusive workplace by emphasizing equality and workforce diversity. The recruitment and salary of employees are decided based on the professional abilities required for the position. We do not discriminate against anyone based on race, color, nationality, ethnicity, national origin, gender, marital status, age, disability, family status, sexual orientation, political affiliation, etc. Hence, we can attract and retain versatile human resources focusing on sustainability and innovation. Noah treats men and women equally and stands against gender-related discrimination. All employees shall not be treated unfavorably in the working environment, including access to recruitment, promotion, position change, termination, retirement, and other working conditions, because of their gender or reproduction-related reasons. We are committed to providing a career platform with extensive opportunities. We have established a sound recruitment system and professional recruitment process to create a human resources team with strong compliance, learning professionalism, allocation, complete serviceability, and global vision. Hence, we are confident to become the first choice for top human resources interested in wealth management. Key ESG Data Organizing the Reformation: Cadre's Mission and Duties Noah's cadres have created Noah's culture and shaped Noah's strategy. We have made 16 duties and missions of Noah's cadres under the policy of "Never forget the original heart. Bear the mission firmly in mind. Remove the falsehood and keep the truth. Reach beyond the surface to the essence. Dare to fight and win. Perfect to the sublime." This policy reaffirms the core value of "client-centricity" because Noah is born to create value for clients. It also clarifies that Noah will embrace the global digitalization trend and reforms drastically. On the such basis, the Group has carried out several activities such as employee promotion and education, collective oath ceremony of cadres, and workshop seminar, and designed and released corresponding screensaver wallpaper, IP image meme pack, and other kits. We manage the creation, evaluation, and allocation of value with culture and values at the core, leading the team to continuously create value for clients and achieve business success and long-term growth. Internal promotion rate 51.4%

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Competitive Compensation System

Key ESG Data

(1) Average salary of new graduates amounts to 4.95 times the minimum wage in Shanghai

(2) 100 % of senior managers receive equity incentives, Carry bonuses, long service rewards, and medium-and-long-term strategic rewards

Noah provides employees with better-than-market compensation, including general salary, bonuses, benefits, equity, stocks or options, and pay according to job content and rank. We also offer performance bonuses according to their annual performance and quarterly bonuses for some positions considering the nature of their work and relevant quarterly assessments. In addition, Noah also provides a variety of living and work-related subsidies, including communication cost subsidies, and business trip subsidies to perform the corporate social responsibility of taking care of employees.

In 2022, based on the achievements of the overall compensation system program, Noah has established compensation standards and packages for different business lines, as well as regular compensation management rules to implement Noah's compensation philosophy and strategy further and stimulate the internal driver of sustainable development.

In the future, we will also plan to integrate sustainability indicators into the evaluation of corporate operating compensation to effectively link employees' performance in the field of sustainability with the compensation system. Thus, the senior management can focus on ESG and other non-financial objectives and financial performance and enhance Noah's sustainable competitiveness.

Proportion of Compensation of Male Employee to Female Employee by Rank

Rank	Male to Female
N5 and above	0.91：1
N4	0.87：1
N3	1.02：1
N2	1.08：1
N1v	0.92：1



Ratio of median/average annual compensation of CEO to all employees

Item	Proportion
Proportion of the median annual compensation of CEO to all employees	45.20：1
Proportion of the average annual compensation of the CEO to all employees	28.84：1

To provide competitive compensation for potential human resources, we have standardized compensation through long-term incentive policies and programs with motivating effects and rewarded Noah's employees for their business performance.

About 84% of senior managers have two long-term incentives, equity incentives and Carry bonuses. If the senior managers who are entitled to mid-and long-term strategic bonuses and long-term service rewards are included, 100% of senior managers enjoy equity incentives, Carry bonuses, medium to long-term strategic rewards, and long-term service rewards.

Long-term incentive plan:Equity incentives

Description:

•A long-term incentive program of restricted shares and options for core employees has a maximum vesting period of 4 years. When employees leave, outstanding stock options will be immediately canceled.

•This incentive closely links Noah's medium and long-term performance with core employees, encouraging core employees to focus on and contribute to Noah's overall operating performance. The plan is designed to incentive employees in the long run.

Applicable to:Current core employees

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Professionalism - All-around Training Strategy

Key ESG Data

(1) 83.77 hours of training per employee

(2) Human capital return on investmen:1.696

(3) 184,250 hours of face-to-face training

(4) 31,807 hours of online training

(5) Fund manager certification rate: 63.03 %

Noah believes that professionalism is a process that requires continuous learning. We need employees with professional knowledge and attitude to provide Noah's clients with the best service and value. Therefore, we require Noah's people to demonstrate professionalism, including an increased sense of responsibility and systematic thinking. They should review all work processes with high standards to provide products and services that meet clients' needs. To reflect professionalism, Noah has a dedicated Talent Development Committee to build Noah into a learning organization, strengthen the professional core competencies of Noah's employees in all aspects, and enhance their professional functions and workplace competitiveness.



Noah Talent Training Strategy

1.Help new employees adapt to the working community and norms, acquire the necessary professional skills for the job, and establish key working relationships.

2. Experience and identity with Noah's culture and core values, firm career choice direction, and comprehend corporate philosophy and employee code of conduct

3 Understand corporate strategy, organizational structure, critical functions of each center, product knowledge, and business development.

4. Forge a team through group training, enhance team cooperation and cohesion, and improve the participants' innovation ability and sense of ownership.

Complete Talent Training System

Noah's training mainly targets six categories of employees, including new employees, Group executives, mid-level managers, school enrollees, Noah Triangle 3R professionals, and Internet finance specialists. The training is conducted through four systems: programs, courses, instructors, and platforms, and it covers five modules: cultural integration, professionalism, management, wealth business, and general skills. The Noah Group spent RMB 9 million on employee training in 2022.In 2022, Noah's human capital return on investment was 1.696.

Note: HC ROI is calculated based on the DJSI formula. The basic data includes total revenue, total operating expenses, and employee-related expenses.

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Training hours per employee

Item	2020	2021	2022
Training hours per employee (hours)	66.9	77.57	83.77

Summary of Noah's Online and Offline Employee Training Results in 2022

Noah Shanghai

Type	Total training hours		Training hours per employee		Training costs per employee		Ratio of employee trained by rank	
	Male	Female	Male	Female	Male	Female	Male	Female
Offline	56.090	128,160	1,211.23	1,212.23	5,109.5	5,096.6	31.96%	66.93%
Online	8,951	10,892	15.3	15.5	932.64	932.64	100%	100%
Executive Management	539.4	393.9	129.23	43.24	5,166.6	2,833.3	56.83%	43.17%
Non Executive Management	35,143.6	84,761.5	1,278.2	1,278.1	4,340.2	4,340.2	43.60%	56.39%
Specialist	1,064.7	3,324	24.76	55.40	3,108.8	3,108.8	100 %	100 %
General staff	6,425.8	6,473.4	15.1	13.13	3,108.8	3,108.8	100 %	100 %

Summary of Noah's Online and Offline Employee Training Results in 2022

Type	Total hours		Hours per employee		Training costs per employee	
	Male	Female	Male	Female	Male	Female
Offline	56,090	128,160	1,211.23	1,211.23	2,176.17	2,176.17
Online	20,438.41	37,827.22	18.63	21.02	932.64	932.64

New Employee Orientation

For new employees to quickly integrate and identify with Noah's corporate culture, familiarize themselves with the business model and organizational structure, avoid financial career risks, master the necessary skills in the workplace, and establish key working relationships, we combined training and practices to design modules for knowing the company, integrating into Noah, understanding business, focusing on the main tasks, identifying positioning, and developing themselves, which laid a good foundation for their career development.

Training Internal Trainers

To perfect the training system and forge a trainer team of high quality and Noah characteristics, we formulate the training mechanism and evaluation system and method for the internal part-time trainers. Furthermore, through multifaceted professional training, we aim to make potential employees seed trainers to inherit and improve professional know-how and service skills.

In 2021, the "Internal Trainer Program" was upgraded to "Noah Mentor" with the promulgation of Noah Measures for Mentor Management, covering certification system, qualification, selection, management system, etc.

Training Financial Advisors

To further improve the experience and quality of HNW client services and meet the needs of HNW clients for wealth management and comprehensive services, Noah has launched the Noah Triangle client management model. The model divides the original relationship manager team into AR (Account Responsibility), SR (Solution Responsibility), and FR (Fulfill Responsibility) through examinations, interviews, and certifications. So, the training system will focus on 3R newcomers, professional empowerment of each branch, and cooperation drills, aiming to form a "specialized and profound"wealth management team and create more value for clients.

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102 103 ESG Evaluation and Recruitment of Internal Trainers Level of Internal Part-time Trainer Evaluation and Recruitment Methods "New Noah Dynamics" Teaching Assistant Seasoned Trainer, Senior Trainer, Trainer, Seed Trainer They are enlisted from previous "Noah Dynamics" graduates according to merit, performance, and rank. 1. Employees in headquarters can obtain trainer qualification directly after approval and consent from the headquarters’ Talent Development Department. 2. Employees of subsidiaries, regions, and branches need to be first approved by the training managers of their own units and then approved by the Talent Development Department of the headquarters before they can qualify. Noah Academy App In 2017, the Group's Training Department created a mobile classroom for Noah's employees -Noah University (Employee Edition), which realized the closed loop of online and offline training and improved learning efficiency, with a 100% participation rate of all regular employees. In 2020, Noah University App evolved into an internal mini-program. In 2021, Noah University was officially renamed Noah Academy, following the reform to launch new topics, such as "3R Exam Certification Center", "The Force Awakens,"Reform Must-Know,"etc., to make employees' online learning more lightweight, fragmented, and personalized. In 2022, the Group's culture and training team separated a new talent zone to help new employees gain a comprehensive understanding of Noah and develop their personal abilities from multiple modules: culture, change, business, and general knowledge Industry Practitioner Qualification Certification According to the provisions of the Securities Investment Fund Low of the People's Republic of China, the Measures for the Sale of Securities Investment Funds, and other laws and regulations, personnel shall first take the examination for fund sales practitioners and obtain the qualification before they are engaged in fund promotion, sales promotion, and consultation. In 2020, Noah released the Management Measures for Compliant Certifications of Noah Employees. Furthermore, we launched the All Employee Fund Manager License Program, which requires all front and back-office employees of each system to take and pass the Fund Manager License Examination to actively cultivate compound key human resources who understand finance, professionalism, and business. By the end of 2022, Noah’s annual attainment rate of fund manager exams stood at 62.8%, with 1,821 people meeting the standard; there were 1,008 employees, or 63.03% licensed under the contract with Noah Upright. Highlight Program for Training in 2022 Newcomer System Reform: In the context of Noah's transformation, Noah set new requirements for newcomers. Therefore, in the second half of 2022, Noah reformed its newcomer system to help new employees fully know and integrate into the company within six months through online and offline methods. An online newcomer zone has been set up to help new employees learn about culture, change, business, and general knowledge. At the same time, offline newcomer classes are also opened to better understand how the Company changes culture, and develop their skills. Cadre Transform Training Camp： A collection of transformed cadres emerges in the surge of reformation. They assume new posts and accept new challenges. To enable them to inaugurate their new roles better, they are provided with training and development from special empowerment to personalized management support so that new cadres can quickly integrate and adapt and smoothly turn to their new roles.

ESG | Enriching life through the wisdom of Noah

Performance Management

Based on the original performance management, Noah continues to refine the KPI management. Furthermore, adhering to the management mechanism of "upholding client centricity and surviving tough times", Noah clarifies the incentive and constraint mechanism based on the breakdown of strategic objectives and its insight and understanding of human nature to improve the establishment of a result-oriented performance management system.

In 2022, Noah continued the 1-3-5 strategic plan for the performance of the Company's human resources. Performance management emphasizes the value and competition to achieve better results, processes, and applications.

Performance Evaluation List of Noah Group

Performance Evaluation Type	Proportion in total employees
Target management	100%
Multidimensional performance evaluation (such as 360-degree performance evaluation)	0%
Employee rank within individual employee categories	100%

Financial Manager Performance Evaluation List of Noah

Performance Evaluation Type	Proportion in total employees
Target management	100%
Multidimensional performance evaluation (such as 360-degree performance evaluation)	0%
Employee rank within individual employee categories	100%

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Complete Care System

Noah provides non-compensatory benefits for all employees, including medical checkups, commercial employee insurance, Noah Health Day, Noah EAP, communication allowance, birthday care, holiday benefits, various employee pieces of training, club activities, theme activities, afternoon refreshments, mutual funds, Shanghai labor union benefits, talent apartments and anti-pandemic service.

In April 2022, the unprecedented severe pandemic situation caused great pressure on the materials supply in Shanghai, where the headquarters of the group is located. Therefore, the Group's operation center timely coordinated resources and allocated anti-pandemic materials to employees, customers, and pandemic prevention institutions with our care. The Group donated materials equivalent to more than RMB 2.5 million.



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Non-compensatory Benefits

Item	Description	Total Spending in 2022
Commercial insurance for all employees	• Noah provides commercial insurance for all employees at home and abroad • Insurance for domestic employees covers: • Accidental injury and disability: accidental death, disability, burns • Accidental medical treatment: the cost of treatment resulting from an accident • Airplane traffic accidents, railroad, ship traffic accidents, automobile traffic accident • Death and disability caused by traffic accidents • Death by sickness: death from non-accidental causes • Serious Diseases: Immediate compensation upon initial diagnosis • Supplementary medical insurance: claims settlement for outpatient, emergency and inpatient treatment • Insurance for overseas employees includes: • Medical insurance: claims settlement for outpatient, inpatient, surgical, and other daily medical treatment, covering family members • Death insurance • Business travel insurance: claims settlement for personal accidents and financial losses during business trips	6,225,512 RMB
Benefits for holidays, birthdays, etc.	• Covering all employees	2,018,300 RMB

Improving Employee Care System

As Noah's business develops rapidly, we also pay heed to our employees' physical and mental health. Based on the original statutory and commercial insurance benefits, we have established a comprehensive and multi-level employee protection system, covering all employees, including interns and contractors. We also carefully selected optional preferential protection plans for employees' parents, spouses, and children, such as extra medical care, comprehensive accident insurance, and lifelong critical illness insurance. We also provide targeted coverage for special groups such as senior managers and foreign employees.

In 2022, Noah added additional medical insurance to its original coverage, continuously improving the coverage and paying attention to employee health. In addition, the medical security benefits for employees and the sound health care for senior management are continuously being planned and improved.

In 2022, Noah expanded the coverage of the internal employee mutual fund, and also covered immediate family on the basis of the original coverage. Within a limited range, Noah continuously improved the content and scope of insurance, effectively enabling employees exposed to the Group's warmth.

Item	Description
Physical and Mental Health	Annual health checkup / TCM consultation / comprehensive accident insurance/accident medical insurance / Noah Care /public welfare foundation / EAP hotline /overtime meal allowance/ transportation allowance /all-day dining/leisure station /pandemic-prevention services

Holiday and other benefits

In accordance with the Labor Law of the People's Republic of China, Noah implements a standard working hour system of 8 hours per day and 40 hours per week to protect basic rights and interests of employees. In addition, Noah employees are entitled to legal holidays, annual leave, sick leave, incidental leave, wedding leave, bereavement leave, maternity leave, parental leave, paternity leave and work injury leave.

The food bar is catered on each floor at 10:15 a.m. daily, providing milk and soy milk; afternoon tea and fruits are provided at 3 p.m., and snacks are provided during overtime hours after 6 p.m.; birthday celebrations are held once a month regularly, and gifts are given to employees on their birthdays that month. The following benefits are also provided:

1.Flexible working hours: permit employees to arrive at the Company between 8:45 and 9:15 am. and leave between 5:45 and 6:15 p.m.

2.Communication expense allowance: provide employees with the corresponding communication expense allowance according to their ranks.

3.Business trip allowance: provide some remotely dispatched employees with business trip allowances, rent allowance, transportation expenses for visiting relatives, and additional paid family visit leave.

4.Wedding gift money and funeral condolence money: for occasions such as weddings or funerals the employees encounter, we provide relevant gift money and condolence money.

5.Insurance benefits: provide employees, spouses, and children with preferential insurance programs such as extra medical care and accidental critical illness insurance.

6.Best tax planning: provide the best possible tax planning and insurance benefits for Noah's employees within the scope of government permission

7.Preferential activities: provide airline ticket discounts and cooperate with many catering companies and gyms in the park to offer Noah's employees discounts or card benefits.

Promoting the Physical and Mental Health of Employees

We are committed to building an employee culture with Noah's characteristics. We regularly plan and hold trips, social gatherings, parent-child activities, and care activities every year. We also provide free and comfortable gymnasiums, yoga rooms, audio-visual rooms, and shower rooms for employees to use during their leisure time at work to ensure their physical and mental health.

Noah Group employee associations are standardized and managed by the Group Labor Union, aiming to promote the construction and healthy development of employee associations in an orderly manner. As of December 2022, the Group's Labor Union had 22 associations. There are 18 registered at the Shanghai headquarters and 4 in other regions. Clubs cover sports and fitness: yoga club, badminton club, basketball club, etc.; hobbies: floral art club, choir club, pet-lover club, etc.; professional and academic interests: mental health club, Little Red Man First Aid Club, Art Appreciation Society, etc.


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Employee Communication and Complaint Channels

If there are any internal ethical or legal concerns, employees can respond to their department head or the head of the corresponding department because internal communication is very transparent. In addition, there are independent public email addresses for communication between the Company and its employees for the IT repair with consultation number 6677, the IT department, the administration department, and the brand department.

In 2022, we opened an "Online Property Management" hotline and provided an online repair system to improve operational efficiency. Our regional branches also opened a "Service without Worry," established a regular communication mechanism with the front line, and set up a "special person, special phone number, and special mail."Each regional branch also has regular questionnaires to ensure that employees' voices are heard and responded to and that they can make complaints directly to senior management through the internal network.

Green Plants

Item	Description
Proportion of green plants in the office building	12.4%
Number of green plants	1650

Job Transfer

Noah respects the human rights of its employees. Therefore, in case of job adjustment or transfer due to operational changes, Noah will not only inform the employees in advance so that they can have sufficient time to plan separately but also provide other job options according to the situation at that time so that they can continue to play their roles in Noah.

Parental Leave in 2022

Item	2022
Number of male employees entitled to parental leave in the current year	83
Number of female employees entitled to parental leave in the current year	148
Rate of return to work of male employees	100 %
Rate of return to work of female employees	100 %
Retention rate (over 12 months) of male employees	75.9 %
Retention rate (over 12 months) of female employees	75 %

Notes:
1. Rate of return to work of employee: (total number of employees resuming work from parental leave/total number of employees who should resume work from parental leave) x 100%
2. Retention rate of employee: (Total number of employees still in service within 12 months after resuming work from parental leave/Total number of resuming work from parental leave during the reporting period) x 100%

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NOAH 諾亞財富

Health and Safety Management

Noah is committed to building a healthy and safe workplace environment. For employees, a safe and healthy work environment helps reduce work stress, increase job satisfaction, and maintain health, which enhances service quality.

To protect the safety of employees and reduce the incidence of disasters and casualties, we build a network platform with firefighting units and hold one to two fire drills every year to advocate fire prevention and emergency response measures. We also educate our employees on the basic knowledge of evacuation and escape and strengthen the response ability of the building's office employees in fire prevention and disaster prevention.

Noah Health and Safety Policy

Item	2020	2021	2022
Number of work-related fatalities	0	0	0
Rate of work-related fatalities	0 %	0 %	0 %
Number of Workdays Lost to Work-Caused Injuries (LWDI)	0	0	5

Employee Protection Measures

1.Reinforced security: daily hands-on training and drills for security personnel, monthly assessment (personnel replacement for those who fail).
2.Renovation precautions: send an email notification to all employees before renovation to remind them to pay attention to safety; ensure site protection and partitioning; deploy fire extinguishers as required; ask suppliers to pay attention to construction safety.
3.Security system and camera updates to promote effectiveness: replace all cameras with high-definition ones in the workplace to cover blind spots.

Health Center

Noah Labor Union Health Center is located on the 6th floor of the Changyang Valley office. To enhance the health literacy of employees, the physical space of the Health Center is equipped with TCM massage services and a nursing room. Therefore, we rely on the Health Center to provide regular Health Day services to enhance the health awareness of employees.

The nursing room was awarded the honorary title of "Shanghai Four-star Nursing Room". To strengthen services and further meet the actual needs of working mothers, in addition to a comfortable nursing environment, we have also provided them with postpartum recovery yoga, childcare sharing, etc. Through those platforms, working mothers can communicate with each other and smoothly return to the workplace.

Regular Employee Medical Checkup

To improve all employees' health awareness and quality of life and enhance their sense of happiness, Noah provides annual welfare medical checkups for employees. Employees can go to a professional medical checkup institution every year and have a full-body health checkup to prevent related health risks early and check their health. We hope by doing so, we can promote the healthy and harmonious development of the Company.

Through regular health checkups and the reports provided by the health checkup unit, and by developing the content and direction of health activities for the next year, we can better understand the health status of our employees and grasp the overall health status of Noah to promote the smooth progress of our work.

Building Safety and First Aid System

In terms of organizational development, the Group's Business Continuity Department and the Group's Training Department have established the Noah Little Red Man First Aid Club, which currently has more than 150 members. The club's purpose is to popularize and promote the concept of safety and first aid and relevant knowledge and skills among Noah's employees and provide voluntary aid to the external in the future.

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2022 Basic Items of Medical Checkup

•Checkup Institution: iKang

• Participating employees: over 80% participation rate in medical checkups for headquarters employees

•Medical checkup standard cost is RMB 500 per person in 2022

•Supplementary work: remind employees to actively participate through email announcements and KPI assessments for related departments.

•The physical and mental health of employees is effectively maintained by the "Health Umbrella" for employees

Noah Group Labor Union

The Labor Union Committee of Shanghai Noah Investment (Group) Co., Ltd. was established in 2017 with an independent legal personality. It was awarded the honor of "Top Ten Demonstration Exemplars of Employee Cultural and Sports Activities in Yangpu District" in 2018.

Noah Group's Labor Union is composed of lower-level employees from all major business segments of Noah Group to listen to the voices of employees in different business areas. Since its establishment, the union has carried out free courses and interactive activities in various fields of "health, law, art, parent-child and humanities" once a month. It has now formed a multi-dimensional service coverage: Group Labor Union activities, talent apartment applications, Noah clubs, health center, employee mutual fund, etc.

Number of Union membership card holders	Percentage of employee representatives in the Union	Number of Union activities	Number of participants
113	80 %	10	11,181

Due to the impact of the pandemic, the number of activities in 2022 was down, but the overall quality and engagement were up. This year, at the Chinese New Year greeting activities, the Vice President of the Yangpu District Calligraphy Association was invited to write Spring Festival couplets for our employees. The moment of joy was recognized by all parties.

In addition, 10 offline and online activities were also held, such as riddle guessing at the Lantern Festival, Activities on International Children's Day, celebrations on Noah Value Day, and events on the Mid-Autumn Festival, engaging 11,181 employees.



Noah group trade union key results

Activity type	Description of the activity	Key results for 2022
Health class	The epidemic has lasted for three years, and in March of 2022, the risk control management of the group's location (Shanghai) lasted for more than two months, so the group's labor union responded as soon as possible and provided necessities, medical needs and special population care actions for employees.	1.During the period of epidemic control, the Group's labor union purchased more than 20 batches of various epidemic prevention materials (including food, bedding and daily necessities required for closure and control), amounting to more than 400,000 yuan, with a total of 583 deliveries. 2.96 sessions of nucleic acid testing services were provided throughout the year, covering 45,000 people.
Mutual aid class	Since the establishment of Noah Mutual Fund in 2018, it has sent warmth to the Group's employees and their families nearly 50 times.	In 2022, a total of 13 people (including employees' families) were sent mutual condolence money, amounting to nearly 90,000 RMB.
Rental class	Provide talent apartment services for employees	As of December 2022, 17 employees have moved in (7% off the market price) During the epidemic period from April to May 2022, 20% of the original rent was reduced, covering 13 people, and the rent was reduced by nearly 20,000 RMB.

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114 115 ESG Club Activities NAC Art Club - Art Enriches Life An excellent corporate culture not only helps employees improve their professional skills but also pays attention to their spiritual life. In order to enrich employees' spare time lives and optimize the company's internal cultural environment, Noah has established a NAC Art Club to encourage employees to actively participate in art activities and enjoy work and life. NAC Art Club organizes regular activities to engage employees interested in art. On August 26th, members of the organization visited the Aurora Museum. They not only learned about multiple cultural relics in the collection but also appreciated the Rockefeller Foundation’s collection exhibition, in which they experienced the splendid period in the history of Western art. In October, the NAC Art Club organized employees to feel the style between different art genres in the 2022 Oriental Symbol Auction Preview of Yi Style. Noah Women’s Federation On December 8, 2021, Noah established the Women's Federation. Ms. Yang Gao, the Group's Chief Operating Officer, serves as the Chairman of the Women's Federation and a dedicated position is set to promote the Group's Women's Federation. As a private firm, Noah adheres to gender equality. The founder, Ms. Jingbo Wang, signed the CEO Statement of Support for the Women's Empowerment Principles issued by UN Women, vowing the "Generation Equality" to support women's equal rights to and to develop the organization, enhance women’s power, and build brands for Noah Women's Federation. (1) Develop physical space for activities To closely fit women’s habits in professions and provide target services, we conduct a survey on female employees and the result indicates that in addition to improving business, women in the workplace pay much attention to health care, parent-child relationships, and arts. Therefore, we have physical spaces such as mother-and-baby rooms, yoga rooms, gyms, and women's meeting rooms in the workplace to provide venues for activities. During the pandemic, we also offer online psychological classes, music-based therapy classes, pandemic prevention classes, etc. to lift the worries and difficulties of employees who are locked down. At the same time, in the name of "Party building and public welfare", we send anti-pandemic living materials to pregnant mothers and employee families who raise children, as well as pandemic protection materials to external medical institutions and children’s homes. The form of mutual activities between the Party and the public gather consensus and add new vitality to women's organization building. (2) Strengthen communication and build an online plus offline service matrix Noah has a group of educated and high-caliber female employees who star in their positions. The group currently has more than 1,900 female employees and those with bachelor's degrees or above account for 85%. The Noah Women's Federation fully utilizes the Group's resources to offer psychological counseling, a complaint hotline for women, cultural activities, parent-child talent show, health and other activities, improve the comprehensive quality of employees and the soft power of the company Through the discussion and resolution of the Women's Council, we have solved a series of practical difficulties and needs for employees, such as nucleic acid testing services, baby care, and public welfare services. The offline services are available at venues while online services warm employees, which truly activates the organizational functions of Women's Federations, and stimulates women's potential. Women’s deliberation help boost company development and promote gender equality. (3) Care employees and warm groups with special needs In order to make use of "Women's Home", in addition to those platforms for showing themselves and gaining welfare, we also provide a platform that supplies exclusive care for female employees. Under the group's labor union, we have established a mutual fund to provide assistance to employees when they or their immediate family members are seriously ill.

116 117 ESG In 2020, as the global impact of the COVID-19 pandemic is deeply superimposed on our transformation, Noah began to plow the soil for a new round of change. We continue to learn from Huawei, our benchmark company. We align the transformation management language and best management practices. We also introduce the “BLM” model at the strategic end, the “IPD” process at the product end, and the “LTC” process at the marketing end. Thus, we revamp the client service from a single financial advisor to the “Noah Triangle” service while driving the digital transformation of Noah’s client interface to create a better client experience. Commitment to Constant Improvement: Innovation Ushers in Reform and Progress On the client service side, once a month for 12 months every year, we contact clients and give suggestions for updating or changing their financial plans, with 4 reviews of the existing portfolio and 2 face-to-face meetings. On the product service side, to ensure the solid implementation and more accurate matching of goals, through three interconnection systems - “KYC” (Know Your Customer), “KYP” (Know Your Product), and “KYA” (Know Your Advisor), label images are provided at the investment consultancy channel, the client, and the product side, to accurately match services. These lay the foundation for Noah’s future success and focus on actual and long-term client value creation. After two years of firm transformation, Noah in 2022 performed brilliantly in terms of the increase of Black Diamond clients, the number of active clients, the management fee income, etc. It also has taken the lead in completing the non-standard assets clearance, laying the foundation for Noah’s healthy development in the future. Over the past two years, Noah has promoted transformation in three main directions. The first is the change in the product side, i.e., starting from the third quarter of 2019, through eight quarters of transition, the product side has fully completed the standardization transformation from zero advertising to zero stock. The second is the organizational change, i.e., we have introduced post weighing, completed the assessment of qualifications and rotation of critical posts, and re-designed a new organizational structure to restructure the business process around “client-centric.” The third is the process change, i.e., from “product-driven” to “client-centric,” we have launched the 3R “Noah Triangle” model.

ESG | Enriching life through the wisdom of Noah

Noah's "Noah Triangle" Service Model

Noah promotes our first change in the organizational management model. From the linear management of the divisional system to the matrix management, from the one-on-one financial advisor service to the Noah Triangle model, we serve clients with the economic model where a team and a city is the new minimum unit. Thus, we establish a new evaluation-based incentive mechanism, also from linear to matrix management, especially from personal elite, individual leadership to organizational capacity.

Noah Triangle 3R (AR, SR, FR): Centers on the "client-centric" service model to empower internal cooperation.3K (KYC, KYA, KYP) System: Assists the Noah Triangle to match products for clients more accurately

Noah continuously polishes its ability to deliver systematic product solutions based on profound insight into client needs. From the traditional C to C model to the combination of to B and to C model, it has formed a three-dimensional and multi-source client identification and expansion strategy and built a "client-centric" differentiated service ability, improving the quality and efficiency of service.

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Client-Centric

Being client-centric is to meet clients' real needs in the right way. To be "client-centric," we need to maintain a high degree of consistency with client interests and forge our "client-centric" organizational capacity to avoid being "scale-centric," "commission-centric," and "self-centric." Listen to the client's voice, and you will find a way to meet the clients' needs. The more accurate the client identification, the more the product matches the client's needs. Deepen the understanding of the clients' needs and the actual "client-centric" can be achieved.

Care with Professionalism

At the end of 2021, Noah launched the CIO Office. With deep insight into the needs and problems of HNW clients and family offices in China, CIO Office integrates current research resources and the opinions of well-known economists and transforms toward a customer-centric organizational system. CIO Office builds expert think tanks on the basis of Noah' strong resources, empowering and creating value for clients. Communicating and cooperating with industry economists, CIO Office forms multidimensional and multi-level thinking to build a more comprehensive and authoritative investment research service system. The CIO Office will invite famous market economists to provide better support for HNW clients and family offices to accurately interpret macroeconomic policies and scientifically develop asset allocation strategies.



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Keep Customers' Stories and Lives on Noah's "Ten Thousand Trusts" Cross-Boundary Art Journey

In 2022, teamed up with artist Ms. Xiaohui Wang, Noah initiated the "Ten Thousand Trusts" cross-boundary art journey. Through this way, Noah expects to connect clients' wisdom and wealth. By creating an exclusive art space for clients, we can accumulate spiritual gains with them to thank them for their trust and support over the past 18 years.

As the event started in June 2022, Wang's team customized a nonreplicable work for each participant who received exclusive NFT digital assets and unique identity authentication from Noah. This film shooting ended on December 31, 2022, with a large-scale portraiture photography art exhibition with the theme of "Ten Thousand Trusts", enabling clients and the most influential contemporary investors to meet for arts.

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Customer Service First

Noah Black Card Diamond Annual Conference

As a wealth and asset manager, Noah's primary task is to protect the wealth of customers regardless of the environment. For the past 18 years, Noah has created opportunities for deep dialogue with customers every year. There was no exception this year. We need more calm thoughts and mature judgments in a more complex environment. At the end of 2022, Noah has successively held annual customer conferences in various cities in China, including Beijing, Macau, Hangzhou, Suzhou, Huizhou, Huzhou, as well as Singapore. The 18-year journey of Noah has taken on new significance with the support of industry experts and seasoned practitioners. At annual conferences in various regions, Noah Wealth gathered numerous research experts and clients to jointly discuss economic development and future opportunities as the situation changed, and explore new hots topics, discoveries, and challenges in wealth management so as to boost the high-quality development of the industry.

Client Satisfaction Management

Noah conducts client satisfaction surveys regularly each year, in which Noah listens to clients' opinions and serves as a reference for improvement. We prioritize surveys of the companies that contact clients in the first line. We evaluate the service quality of the wealth managers and their products and services. Client service employees will sort out client complaints before they are transferred to the Product Department or the Business Development Department. Any complaint involving non-compliance will be referred to the Compliance Department for further investigation.

Client Reporting and Complaint Mechanism

The ways to accept client complaints include, but are not limited to, 400 client service hotlines (4008200025, 4008215399), 96 financial advisor hotline (021- 962516), complaint email (complaint@noahgroup.com), 12386 service hotline complaint direct referral system, online client service, WeChat public platform, letter, member-only area, and on-site visit.

For acceptance, the complaint shall conform to the definition of a complaint and be raised by the client. After the regional financial advisor and the middle and back-office employees of each department of the Group receive a client's complaint, they shall give feedback on the client's complaint to the complaint group by one of the above means within 1 business day. If they give no feedback or fail to provide feedback promptly, they will assume the corresponding liabilities once confirmed.

Client Satisfaction Survey Results

Item	2020	2021	2022
Percentage of Satisfaction	96.3%	99.47%	99.39%

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Investor Education

Noah regards "continuous and lifelong learning" as a part of its culture. We attach importance to enhancing investors' financial knowledge and risk awareness. Taking this as the foundation for development, We implant the life concept of lifelong learning into our employees and clients in all aspects and from multiple dimensions. We not only help clients make investments but also continue to invest in investor education. We build up a whole idea and knowledge of financial investment and financial planning for investors through online and offline models and grow together with clients.

Key projects and achievements of Enoch Education in 2022:

1.Online courses

25 online courses, including 15 sessions of live streaming and 10 high-quality online classes, covering over 5,000 registered members and over 1,000 newly registered users.

2.New media account

•The account includes: the Wechat Channel of the Principal's Living Room, the official account and the Wechat Channel of Enoch Education, which spread valuable courses to a broader group and effectively transmit knowledge through investor education.

• In 2022, there were more than 110 original articles, including 65 posts on Wechat Channel accounts and 45 original posts on the official account, reaching 47,490 people and a net increase of 1,550 fans.



Critical Results of Noah Investor Education/Activities

Item	Description	Results in 2022
Offline Courses and Education Activities	Focus on investment management and deliver Noah's professional investment concepts	•Total number of offline investor education events: 55 •Total participants: 2,121
Online Courses and Online Live Broadcast	Focus on investment management, parent-child growth, industry development, etc., and deliver professional investment concepts	•Total number of events: 25 events, 30 GP guests •Total number of clients reached: 6,200 •Cumulative number of views: 36,000
Offline Courses Creating a Systematic Learning Field	Ace investor education courses "Fortune New School" and "Study Society" are highly praised by students	•Total number of hours: 960 •Fortune New School 2 sessions (6 modules), Study Society 4 sessions, seminars 16 sessions •2,121 clients are reached
Online Courses During the Pandemic	Online courses to accompany clients to continue learning during the pandemic	•Live broadcasts online: 10 events •Nearly 10 online premium courses •Cumulative number of audience reached: 62,000
Book Clubs	Online book clubs in the live broadcast	•Held over 20 events, with a total of over 60 hours •Enoch Reading Club has been held for a total of 240 sessions, covering over 8,400 persons

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Highlights Project for Investor Education in 2022

White Paper Series - the Chinese High-net Worth Individual Wealth Management Sentiment Index (2022)

In 2022, Noah and PwC jointly released the white paper series on Chinese High-net Worth Individual Wealth Management Sentiment Index (2022). By closely observing the wealth management satisfaction, investment behavior, and future expectations of the Chinese wealthy population at different periods, the Chinese High-net Worth Individual Wealth Management Sentiment Index is a comprehensive indicator that reflects the confidence or anxiety of Chinese wealthy people. Through 1000 online questionnaires and in-depth interviews with over 20 groups of Chinese wealthy people, Noah quantified the overall emotional changes and their performance in different groups, analyzed the core driving factors behind them, and explored the latest trends in the needs of Chinese wealthy people for comprehensive wealth management. Research has found that wealthy individuals were positive about China's long-term economic growth, wealth creation is still on and the wealth management market in China will embrace new opportunities. Also, the research indicated that the country needs to create a more fair, standardized, and open business and development environment for a robust market, greater confidence, and common prosperity.

Enoch Education

Enoch Education, a subsidiary of Noah Group, focuses on the needs of HNW clients and entrepreneurs for all-around learning and growth intelligence. It provides courses covering investment and financial management, business management, parent-child education, spiritual growth, and other topics to help businesses and investors enhance cohesion, and collaboration and broaden their horizons.



Highlight Projects for Enoch Education in 2022

Customized Black Diamond Seminar Project

In 2022, due to the impact of COVID-19, with a client-centric approach, Enoch Education created customized training courses for clients. In the pithy but sophisticated courses, macroeconomists and senior industry experts interpreted investment prospects for investors and discuss the future direction of wealth management by taking into account the current situation and economic environment.

Achievements of Noah's Customized Black Diamond Seminar Project in 2022

•Noah held 16 sessions of the Diamond Black Seminar Project despite the pandemic, covering 16 cities in China

•The course covered 1,615 clients

•Held over 160 hours of learning and discussion with more than 30 teachers and classmates

Youth Background Enhancement Program

In 2022, Enoch Education created the Youth Background Improvement Program' for all children of Noah's clients. The program covered children aged 8 to 22, including four major parts: Potential Financiers, Potential Diplomats, Potential Entrepreneurs, and Potential Scientists, as well as six major courses, Youth Public Leader Camp and Black Card Customized Youth Program. More than 150 hours of classes reached over 110 children. The program guided those teenagers to visit consulates, experience the financial market, engage in public welfare with parents, care for children suffering from autism, and learn about the workplace. Noah accompanies customers with real actions.

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Digital Services

With the increasingly stringent regulation on the wealth management industry and the rise of technological enterprises and scarce resource-based enterprises in the post-pandemic era, the new money has put forward higher requirements for the wealth management industry in digitalization and intelligence. At the same time, the wealth management industry also faces more expectations and challenges regarding service quality and capability. The four underlying technologies, namely, artificial intelligence, blockchain, cloud computing, and data and computing, are leading the application trends in the financial industry. Intensifying market and product competition makes technological innovation increasingly a primary driver of development, and "technology empowers finance" has become a consensus in the industry.

With client-centricity, Noah embraces digital transformation. We deconstruct the original process, reconstruct the business process under the new model, and develop the strategic intention of moving from online, digital intelligence to platform-based operation. We plan to achieve technology-enabled duration by completing the strategic purpose in 1-3-5 years and using technology to promote the operations and development of the Company.


96.87 %

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Noah Digital Transformation Mindset

•Support the business
Achieve business process standardization and online business process
•Drive the business
Generate business insight by analyzing business data, deconstruct and reshape business processes, empower businesses with artificial intelligence and big data, reduce costs and increase efficiency, enhance business competitiveness, and achieve digitalization
•Expand the business
Achieve platform-based products by building Noah platform products

Digital Transformation

Noah is committed to achieving digital process management at the channel side, coupled with offline professional investment consultancy services, to meet the needs of HNW clients for in-depth asset allocation services. The transformation objectives include:
1.Digitalization of the financial advisor management and clients' needs and behaviors
2.Digitalization of the product screening capability, investment research capability, and product survival
3.Enhance air channel services, standardize operations processes, provide online human investment consultancy services, optimize the self-order experience, and differentiate online B2C experience
4.Stratify clients' needs through big data technology, reach and understand their needs in advance, provide differentiated products, and achieve deep synergy among wealth, capital management, and investment
To this end, Noah will continue to strengthen the science and technology team's construction to identify and promote more digital experts and cadres. Hence, science and technology personnel can better serve the business and create a world-class "Noah Intelligence" service.

Noah's Digital Innovation Services

Innovative services	Description of the digitization model	Benefits
Smart Financial Management	•Cooperate with the online operation and business development needs of the financial advisor to build an integrated service platform that covers the whole-process and whole-day operation model •A public offering platform is built through collaborative R&D to support the Financial advisor in fund portfolio construction, fund/portfolio comparison, and fund diagnosis	Receive positive praise from the front-line financial advisor, with excellent results in user experience, functional value, and business innovation
Comprehensive monthly report	•Wealth comprehensive monthly report centralizes client's investment information and standardizes the data caliber of asset stock and profit and loss •The system automatically generates the monthly report regularly and improves the way it is reached and read	•It is easier to understand the monthly and cumulative changes of different types of assets through various dynamic visualized charts. •The page content is straightforward and easy to operate. Users can view the primary duration data on their own, eliminating the need for the financial advisor to summarize the data for them.
The merger of public and private trading systems	•Applications are deployed in the cloud and databases in the financial cloud, supporting elastic scaling •Use popular technical development language to improve maintainability and reduce maintenance cost •Optimize the technical architecture to support more excellent concurrency •Decouple businesses to ensure the uniformity of data	•Enhance system stability •Boost operational efficiency •Perfect business functionality •Improve user experience •Spur development efficiency
Duration reporting	Provide clients with regular one-stop aggregation of asset duration information by systematically providing clients' critical investment information and using reports combined with statements	•Full view, fine grain, high visibility •Solve the problems such as high cost, low efficiency, and lack of source data in the financial advisor's manual operations, and enhance the user experience of the financial advisor and users, enabling duration services
Comprehensively upload applications and databases to the cloud	Start the comprehensive cloud-uploading plan of the application/database from the local deployment to the cloud, and simultaneously complete the container transformation of the application to reduce maintenance cost	Take advantage of mature cloud computing and financial intelligence technologies to provide clients with higher-level financial services while achieving the goal of reducing operating costs

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128 129 ESG iNoah App - Overseas Fund Investment and Finance iNoah is a global asset allocation platform owned by Noah Hong Kong. The platform currently has more than 50 globally well-known fund managers, and nearly a thousand public funds and relies on an expert investment research team to screen the current focus funds for investors. Currently, iNoah App, optimized 2-3 times a month, has gained the approval of financial advisors, clients, and business departments, and has become an essential partner of the overseas public offering business. Noah Live Streaming Platform Noah used live streaming to support the country’s strict control of the pandemic. This effort led to continuous increases in the number of live broadcasting sessions and the number of participants while reducing costs and resources and creating more business value. At the same time, by continuously improving platform functions and optimizing live streaming platform routes, Noah aimed to provide customers worldwide with a better viewing experience. In 2022, there were 890 sessions of live streaming, a 127% increase compared with 2021, including 775 sessions for clients and 115 sessions inside the Company. Among them, the Noah International Intelligent Global Summit series had 35 sessions of live streaming, and the Gopher LP Conference Summit series had 72 live streaming, making 100% of activities online. Highlight Projects for Digital Service in 2022 Online business In March 2022, the occurrence of the pandemic in China made it hard to develop business and maintain relations with customers. To ensure continued business and respond to customers online at any time, while improving the quality of online experience, Noah has established a group for online business transformation project, which conduct projects with customer-centric principle, including a universal agreement signing platform, online domestic private equity, and online overseas private equity business. Starting from April, Noah has analyzed the business scenarios and current situation, coordinated business goals, and developed technological solutions. The project was successfully launched at the end of June, which achieved project goals. While fully conducting private equity business online, we also used online electronic protocols to ensure business continuity, reducing the limitations of offline paper agreements that need to be signed in person and mailed by both parties Continuous Experience Enhancement Continuous experience enhancement is our long-term goal. In 2022, key projects such as Continuous Data Package 3.0 and Continuous Online 2.0 were also planned. By providing more accurate and comprehensive data services, more flexible tools, and more convenient access, Noah brings customers a higher quality continuous experience, further improving the content, efficiency, and quality of continuous reports. The comprehensive continuous report and monthly wealth report are available to users in the form of electronic reports, which not only improves timeliness but also greatly reduces the paper sheets for report printing. In 2022, approximately 6 million paper sheets for printing were saved. Digital financial management Guided by business goals and oriented toward business value, we have launched a comprehensive digital transformation project for financial management Noah has transformed technology architecture around its business goals by breaking the original functional organization and establishing five teams for product fundraising digitization, marketing digitization, customer service digitization, customer transaction digitization, and general tools. Those teams have organized end-to-end business scenarios and covered the entire process in those five fields. Noah uses digitization to upgrade marketing platforms, enhance research and investment capabilities, and improve operational efficiency and professional capabilities in the middle and back office, thus further perfecting the customer experience.

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Privacy and Data Security

Key ESG Data

(1) Total hours of training on information security: 10,489
(2)ISO 27001 Certification: Information Security Management Systems
(3) ISO 29151 Certification: Guide to the Protection of Personal Identity Information
The Technology and Transformation Committee is established under the Board of Directors, including three board members, with Ms. Jingbo Wang, the Company's CEO, as its chairwoman, to undertake the management and decision-making responsibilities for significant information security matters. In addition, the head of the Company's Information Security Department is a member of the Technology Committee and concurrently serves as the Company's data protection officer, responsible for privacy protection governance, and reports to the management of the Group.
(5)Important information systems (new generation trading systems, Noah Glory insurance brokerage system and Noah Upright's official website) have passed the national cybersecurity level protection evaluation.
(6)The core business system has been transformed with national password security, which enhanced data integrity and confidentiality through national password algorithms.


DATA
PRIVACY
CONFIRM

Technology and Transformation Committee

The Noah Technology and Transformation Committee establishes a technology governance mechanism to improve the use efficiency and management transparency of scientific and technological resources and maximize the empowerment of science and technology in business.

Its main functions include reviewing the approval of significant projects in the field of science and technology, supervising and inspecting the implementation and achievement of projects; considering major issues or events related to science and technology (including information security, and cutting-edge developments); and coordinating with the Group's human resources to formulate the Group's science and technology human resources strategy. It is the highest body for decision-making and supervision of the Company's science and technology strategy. In 2022, the Science and Technology Committee held 8 regular meetings, reviewed 16 major projects, heard 23 plans and phased reports in various aspects of science and technology, and promoted the establishment and improvement of vital sci-tech systems.

Information Security Department

To ensure the privacy and security of client data, Noah has built a professional information security team and introduced and obtained ISO 27001 and ISO 29151 certifications. Important information systems (new generation trading systems, Noah Glory insurance brokerage system and Noah Upright's official website) have passed the national cybersecurity level protection evaluation. Furthermore, Noah carries out strict control over client privacy information and ensures client data security to meet the requirements of the Cybersecurity Law of the People's Republic of China, the Data Security Law of the People's Republic of China, the Personal Information Protection Law of the People's Republic of China, and other laws and regulations on the protection of personal information.

In 2022, Noah continuously updated and improved privacy protection following the relevant national laws and regulations on privacy protection and has set privacy policies for three client-oriented APPs (Fund Smile, WeNoah, and iNoah), the WeChat public account of Glory Insurance and the WeChat mini-program of Enoch Education. Moreover, Noah has completed five updates of the versions thereof. At the same time, we hired third-party professional testing institutions to test and evaluate the security of privacy policies.

In addition, to comply with the requirements of the Data Security Law, Personal Information Protection Law, and other laws and regulations, an internal benchmarking analysis was conducted based on the actual situation of the company and a risk analysis report was provided to the management. Relevant internal management rules of the Company were updated to ensure compliance and effective protection of clients' personal information.

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Noah Privacy and Data Security Protection Mechanism

Category	Policies/Mechanisms	Description
Policies	•Noah Information Security •Principles and Policies •Privacy Policy	•Clarify the requirements for organization, strategy, and resource protection of information security management, and determine specific policies and objectives for information security management •Standardize the use of clients' private information (such as contact information and ID numbers) collected in the process of operation
Measures	•Noah Data Security Regulations •Noah Sensitive Information Management Specification	•Standardize the management procedures for the acquisition, transmission, filing, and destruction of such information •Standardize the requirements for encryption and desensitization of sensitive information
Management system	•ISO 27001 Certification: Information Security Management Systems •ISO 29151 Certification: Guide to the Protection of Personal Identity Information •Noah Cybersecurity Level Protection Management Measures	•The obtainment of ISO 27001 certification to guarantee Noah's reliability in the field of information security and reduce the risk of disclosure •The obtainment of ISO 29151 certification to clarify Noah's privacy protection policy and enhanced privacy control measures •The core business system has passed the national network security level protection evaluation
Management Mechanisms	Online business scenarios using clients' privacy information	•Deployment of Web application firewall, network firewall, host intrusion detection, and other security protection systems •Continuous monitoring and real-time early warning for cyber-attacks are implemented using encrypted transmission of client information •Monitoring and auditing of abnormal operations relating to client data security are implemented using a database security audit system •Centralized and rapid processing of cyber-security risks by the Group Security and Operation Team

Privacy Policy for Noah Upright
Noah Information Security Principles and Policies

Cybersecurity Graded Protection Programs

To meet the requirements of national laws and regulations such as the Cybersecurity Law of the People's Republic of China and the Measures for the Regulation of Informatization Work of Insurance Intermediaries issued by the China Banking and Insurance Regulatory Commission, Noah keeps enhancing its control over cybersecurity and data security. In 2022, Noah invited external professional evaluation agencies for cybersecurity level protection, classification and filing, security development, and security evaluation on the Noah Glory Insurance Brokerage System, Noah Upright's Official Website, and the new generation trading system. Among them, the Glory Insurance Brokerage System and the new generation trading system have successfully passed the MLPS III evaluation, and Noah Upright's official website has passed the MLPS II evaluation, reaching a good level.

Transformation Project Towards National Password Security

In 2022, to meet the requirements of national password security management, Noah implemented a transformation project for national password security on its core business system. We employed national password algorithms to protect the integrity and confidentiality of data and avoid security risks in international algorithms.

Patented inventions and trademarks

Noah emphasizes on the management of intellectual property rights, and manages potential intellectual property risks in a timely manner to protect the legal rights of intangible assets. If there is any infringement of the Group's intellectual property rights, we will take timely action to protect its rights through litigation and other means.
As of the end of the reporting period, NOAH held 678 registered trademarks and 4 patented inventions.

Protection of Clients'Privacy Data

Noah Upright employees must follow the principles of minimum authorization and the necessity to know when accessing clients' private data. Suppose it is necessary to extract or disclose clients' private data to external regulatory authorities in daily operation, prior approvals from the applicant's supervisor, data owner, and Noah Upright's Information Security Department shall be obtained.
•Employees must sign confidentiality agreements before employment, receive continuous training during their work, and are strictly prohibited from disclosing Noah Upright's client information. In addition, Non-Noah Upright employees such as external consultants and technical support personnel must sign confidentiality agreements before work and may not have access to Noah Upright's clients' privacy information.
•Noah Upright's Information Security Department conducts annual inspections to protect clients' private data and punishes violations of security regulations following the Company's management regulations; cases involving violations of law will be referred to the judicial department.
Noah has information security incident reports phone numbers, emails, and WeChat accounts for internal and external feedback that may involve leakage and the feedback will be filed for investigation. If Noah Upright's reasons cause client privacy leakage, the problem will be rectified. The relevant personnel will be held responsible. In 2022, Noah has no client information leakage.

Channels for Personal Information Reporting and Complaint

If you have any complaints or comments about the handling of your personal information, please contact us through the following channels:

1.Noah Upright Client Service Hotline: 400-821-5399 (Working Hours: 08: 00 - 18: 00, Weekdays)
2.Email for personal information protection: upright.service@noah-fund.com

To ensure information security, we will first verify the complainant's identity and credential information, and credential information will be processed within 15 working days after the identity verification is passed.

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Noah Information Security Protection Mechanism

Orientation	Protection Mechanism
Internal	1.Data encryption storage The client's sensitive information (mobile phone, certificate number, bank card number, etc.) is encrypted and stored through the self-developed key management system to ensure the security of the client's sensitive information. 2.Data transmission monitoring Data anti-leakage software is installed throughout the employees to monitor clients' sensitive information. Any outward sending or copying client's sensitive information will trigger the alarm and be punished as information security violations of regulations if confirmed. 3.Data extraction control All extraction of client data from the system due to business needs and regulatory requirements must be approved by the Information Security Department and implemented by the information security team to control the data extraction.
External	1.Deploy major network security protection equipment, including firewalls, intrusion detection systems, security audit systems, etc., to effectively resist external network attacks and infiltration. 2.Install well-known manufacturers' antivirus software on all terminals and conduct automatic terminal scanning every day. Ensure the security of all terminal equipment. Implement system security tests regularly, invite external professional security vendors to implement security testing and evaluation, find vulnerabilities and patch them in time to ensure system security. 3.Improve suppliers' information security management mechanism Formulate and implement the Noah Implementation Rules for the Management of Outsourcing and Supplier's Information Security. Before cooperating, all outsourcing suppliers must sign special confidentiality agreements and information security notices. In addition, office computers are required to install security software before connecting to Noah's network, and the information security clauses to be included in the IT hardware and software procurement contracts are supplemented.

Information Security Audit

1.Conduct a quarterly information system security check, including domain account numbers, system administrator accounts, outsourcing management, weak passwords, host vulnerability scanning, and security device configuration check.

2.Check the bottom line of the information security of the whole Group (including the Group and all subsidiaries) on an annual basis, including access control management, sensitive data management, change management, security assessment and testing of application systems, antivirus, network management, backup, and recovery testing, security baseline check and other contents.

3.In 2022, Noah prepared and issued the Noah Network and Wire Fraud Emergency Plan, and revised 18 systems including the Noah Information Security Management Handbook, Noah Information Security Guidelines and Policies, and Noah Cybersecurity Level Protection Management Measures to continuously strengthen the protection of information data at the level of institutional management.

4.A rectification notice will be sent by email to the responsible unit/department for the problems identified in the quarterly and annual information security audits, requiring a clear rectification time plan. The Information Security Department will continuously track the problems to support their closure.

Noah Information Security Awareness Training

Category	Item	Results in 2022
Information Security Week	Information security awareness publicity and education activities, including: •Mandatory online course on information security awareness for all employees •Phishing email test for all employees •Offline security threat experience •Security display board and daily security short video •Information security inspection in the workplace	•Participation of more than 500 employees •Four offline security threat experience activities •Reduction in workplace security inspection problems by 70% compared with last year •Total training hours: 210
Security awareness oriented training	Security awareness oriented training on business departments and off-site outsourcers involved in client information processing	•17 Directional security training •Total number of participants: 2,487 •Total training hours: 1,865
Mandatory online security awareness course	Completion of Noah Security Awareness Training Course by all employees	•Total employees: 3,393 •Total training hours: 8,314
Daily security awareness training	•Push security information to employees through WeCom, email, and WeChat public account •Set up workplace security awareness screensaver on office computers	•Post 26 issues of security information
Organizational building of information security personnel	Establish a mechanism for information security personnel in science and technology teams: •Monthly security training by the Information Security Department, security personnel, in turn, give internal training to employees in the department •Security personnel are responsible for feedback on security risk incidents and security work recommendations to the Information Security Department •All science and technology employees sign the red line list of information security violations, making the front-line employees deeply aware of security •Select outstanding information security personnel and information security teams annually	•12 security personnel training •31 science and technology information security personnel •178 internal security training for science and technology teams •Total training hours: 100 hours

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136 137 ESG Protection of Clients’ Sensitive Information Cyber Security Attack and Defense Drill To prevent the leakage of sensitive client information, Noah has developed the Sensitive Information Management Specification, which defines client-sensitive information and cooperates with a series of control measures to effectively reduce the risk of client information leakage. In addition, to meet the requirement of compliance in the sales process, Noah has deployed a WeCom archiving system to archive the dialogues of all employees of the Company and ensure that records of all conversations with clients in the WeCom are stored locally. In addition, sensitive words shall be set up in the system, under which sales personnel are required to contact clients via WeCom. They shall not take the initiative to ask for clients’ contact information during the sales process, nor shall they make promises to clients regarding proceeds during the sales process. If any sensitive word is triggered, an automatic message warning will be sent to personnel at the security audit position and the compliance position to handle the events of violations. We successively close down the Internet access channels to reduce the Internet attack surface and risk exposure of the Company system. We also continue to implement the mobile APP security reinforcement project. As a result, the Company’s client-oriented App can complete code encryption through the security reinforcement platform to enhance APP application and data security. In addition, Noah also carries out various emergency plan drills every year and responds to the cloud-based scenario in 2022. We have carried out disaster recovery drills for public and private equity trading systems and Inoah systems to ensure that such architecture is effective and highly available, has the capability of disaster recovery, and meets business continuity requirements. The Attack and Defense Drill (ADD) is a fully simulated actual combat of attack and defense. For all domestic and foreign external businesses of the Group, more than a dozen cyberattack scenarios are simulated to test the Company’s work achievements in information security management, technical prevention and control, and security contingency stages. By virtue of the actual combat drill, the security awareness of corporate technical personnel will be enhanced, the attack and defense skills of the security department be tempered, the potential risks of information systems be disclosed, and the improvement and upgrading of information security governance be promoted. In 2022, Noah actively participated in the Attack and Defense Drill project organized by Shanghai's Cybersecurity authorities and implemented an ADD project for one month. During the project, the defender (Blue Team) of Noah Information Security Department and science and technology operation teams successfully detected more than 10 attack nodes from inside and outside China, involving domestic operators, public cloud, Europe and the United States, Southeast Asia, etc. In the process of attack and defense, Noah’s protection mechanism successfully intercepted all external attacks at all technical levels. At the same time, in the risk assessment of the business process, the security risks in the information system were effectively identified, and all the risk items were rectified after the drill. Through this actual combat, the security team can have a clearer understanding of its shortcomings, pointing out the direction for the evolution and exploration of security governance in the technical respect. Emergency Response Plan for Data Leakage Events In 2021, Noah formulated the Noah Emergency Plan for Client Information Leakage. According to the Plan, if any of our clients’ information disclosure is detected, the Information Security Department will uniformly organize early warning response work, launch the Emergency Plan, and determine the security level of such incidents. It will also notify the relevant business collaboration entity to handle such incidents and keep evidence. For a preeminent client information leakage event that meets the conditions for regulatory reporting, the Information Security Department and Compliance Department of the Group shall send a summary report in writing to the cybersecurity department and other regulatory authorities where the event occurs. In 2022, Noah formulated the Noah Network and Wire Fraud Emergency Plan to respond to network and wire fraud emergencies. Based on the principle of unified organization and hierarchical command, an emergency response team was formed by the Group's information security department, public affairs department, and legal department while other departments collaborated to carry out emergency response to network and wire frauds.

138 139 ESG Fulfill Social Responsibility with Compassion and Charity Besides maintaining innovation and proper direction in our development, Noah spares nothing in its devotion to public welfare. Noah acts as a model for the industry and contributes to society to ensure material and emotional wellbeing and leverage social influence to take corporate social responsibility. Actions speak louder than words, and Noah has taken many steps, particularly in four major areas. Other than actively responding to the state’s poverty reduction strategy, we have donated to more than 30 public welfare programs such as “Harbor of Stars” program for helping autistic children, “Education for All” internet-based volunteer teacher program, “Noah’s Ark” green peafowl protection program and “One Hundred Million Saxauls” desertification reduction program. Noah Community Investment Policy

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Related UN Sustainable Development Goals

Noah's Social Contribution	Related UN Sustainable Development Goals
Empowering poverty reduction and community building	Goal 1 No Poverty
Promoting equality in education	Goal 4 Quality Education
Caring for autistic children	Goal 3 Good Health and Well-being
Bolstering environmentally sustainable development	Goal 13 Climate Action
	Goal 15 Life on Land

Distribution of Social Contributions in 2022

Type	Proportion
Charitable Donation	100 %
Social Investment	0 %
Business Initiative	0 %
Total	100 %

Distribution of Public Welfare Contributions in 2022

Type	Proportion
Donations to Pandemic Combat	35 %
Promotion of Education Equality	12 %
Sustainable Development	25 %
Poverty Reduction and Care for Disadvantaged Groups	21 %
Others	7 %
Total	100 %

Leveraging Social Influence

The Noah Foundation has collaborated extensively with influential social organizations such as the Society of Entrepreneurs and Ecology Conservation (SEE), China Volunteer Service Foundation, Shanghai Overseas Chinese Foundation, Shanghai United Foundation, Fosun Foundation and Teach for China, and campaigns such as Noah Care and SEE "Noah Forest" is gradually turning into public welfare brands.

Noah's Public Welfare Collaborations and Actions in 2022

We jointly guarding Shanghai during the pandemic

When Shanghai was trapped in the pandemic in 2022, which was called the battle without gunpowder, Noah joined hands with the public to safeguard this city. In the face of the raging pandemic, Noah collected supplies through multiple channels and donated and transported them to those areas which were most hit. During this period, Noah donated RMB1.13 million in the form of materials and money, signalizing Noah's charitable contribution during this special period.

Women's Social Power

Noah's influence on women comes from the inside out. From Ms. Jingbo Wang, Co-Founder, Chairwoman of the Board of Directors and CEO, to Founding Investor and Executive Director Ms. Frances Chia Yue Chang, the clout of these and other core female senior managers of Noah have continuously made positive impacts at the workplace. The figures and voices of these acclaimed female leaders are seen and heard on Noah's WeChat official account and at leadership conferences throughout the year and a myriad of top-tier business summits, financial and wealth management industry forums, and media. They have emerged as role models in the eyes of many women, promoting many female-oriented Noah services surrounding wealth management and education. Their feminine charisma and social influence represent diversity in opinion and respect for differences and symbolize more equal opportunities for women and a broader spectrum of possibilities.



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Shanghai Noah Foundation

Noah Foundation is a non-public foundation with AAA level, launched by Noah on February 21, 2014, and registered with the Shanghai Civil Affairs Bureau. It focuses on spiritual wellbeing, Help for the Disadvantaged, and other social welfare items in the field of civil affairs. The projects cover four major areas: spiritual wellbeing, care for autism, rural revitalization, and emergency disaster relief.



Donation Income of Public Welfare Foundation in 2022

Item	Proportion
SEE	19 %
Teach for China	7 %
Anti-pandemic efforts	12 %
Autism	6 %
Noah Investment Group	46 %
Care for patients	5 %
Assistance for students (Azalea)	1 %
Assistance for students	2 %
Assistance for the elder	2 %
Total	100 %

Donation Expenditure of Public Welfare Foundation in 2022

Item	Proportion
SEE	25 %
Teach for China	9 %
Anti-pandemic efforts	35 %
Autism	12 %
Care for patients	7 %
Volunteer services	5 %
Assistance for students	3 %
Assistance for the elder	2 %
Rural revitalization	2 %
Total	100 %

Public Welfare Honors

1.Rated A+ Foundation with 100 points on the CFC Transparency Index FTI 2022;
2.The Funds from Harbor of Stars Caring for Autistic People Project won the Best Fundraising Case from Lianquan
3.Noah takes responsibility during the pandemic to show care. During the pandemic in 2022, Noah's efforts in pandemic were recognized by the Civil Affair Bureau
4.The Sunshine Shed Project of Yadong Township Kindergarten in Shigatse, Tibet was commended by the Cooperation and Exchange Office of the Shanghai Municipal People's Government and the Shanghai Civil Affairs Bureau
5.The efforts in the pandemic in 2022 were commended by the leading group office for COVID-19 prevention and control in Huangpu District
6.Noah was awarded the Outstanding Public Welfare Base in Yangpu District in 2022
7.Noah was awarded the title of "Top Ten Community Public Welfare Partners" in the Minhang District

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Main Projects of the Public Foundation in 2022

(1) Harbor of Stars - Caring for Autistic Children

Harbor of Stars - Caring for Autistic Children program was initiated by the Noah Foundation in 2015 and is a public welfare program that aims to help autistic people in China. The program is dedicated to aiding particular education institutions for autistic people, autism educators professional skills improvement, spiritual empowerment for parents of autistic children, support for rehabilitation of autistic children, employment assistance for autistic adults, and public welfare advocacy for autism. A cumulative total amount of more than RMB4.4 million has been raised and donated to benefit autism as of 2022.

In August 2022, continuing the Youth Charity Leadership Development Competition in 2021, the Noah Foundation held the Youth Charity Influence Summer Camp - Visible Influence in Shanghai during the summer. During the event, while collaborating with the SEE East China Sea Project Center, SEE Southwest Project Center, Rainbow Rain Children's Training Center, and Flying Children's Enlightenment Center, the Noah Foundation carried out activities such as the Beach Environmental Protection Action in Chongming East, Create With You, Public Speech Enhancement, and Online Fundraising. In the end, the Youth Charity Influence Summer Camp raised RMB33,142.47 to support the rehabilitation course and procure teaching equipment for Rainbow Rain Children's Training Center and Flying Children's Enlightenment Center.

From September 7 to 9, 2022, the Noah Foundation launched a charity sale at its headquarter. In addition to the paintings and handicrafts made by children from Funds from Harbor of Stars Caring for Autistic People Project sponsored by the autism agency, the Foundation encouraged employees to share their items, books, art supplies, necessities and toys that were out of use. All the funds raised during the charity sale were used to support the Funds from Harbor of Stars Caring for Autistic People Project. This event collected RMB43,331.21 from over 316 people.

From September 18 to 19 2022, the Noah Foundation, along with volunteers from employees, clients, and campers of the Youth Leaders Summer Camp, visited Shanghai Flying Children's Intelligence Training Service Center and Shanghai Rainbow Rain Autism Children's Service Institution funded by the Funds from Harbor of Stars Caring for Autistic People Project offline.

(2) Education through Poverty Reduction

The Noah Foundation has long been committed to education development, including efforts in over 20 isolated and impoverished areas throughout Qinghai, Xinjiang, Guizhou, Gansu, Yunnan, and Sichuan, directly benefiting 5,042 underprivileged students in the past three years. The Noah Foundation donated RMB408,000 in 2022 to aid education and poverty reduction endeavors in different areas. The Foundation donated a cumulative sum of RMB5.3796 million for education through poverty reduction between 2015 and 2022.

•Teach for China - Western China Volunteer Teacher program strives to provide equal access to high-quality education for all children of China regardless of background.

•Fir Program - Education and Development aims to ignite the ambition in youngsters and motivate them to improve their comprehensive abilities.

In 2022, Noah made three donations related to teaching or poverty alleviation, including RMB10,000 for children with congenital heart disease in Yunnan, RMB300,000 for Teach for China, RMB90,000 for impoverished students in Xinjiang, with RMB400,000 for rural revitalization projects in total.

(3)Rural Revitalization

Our efforts in rural revitalization have donated RMB1.193 million from 2019 to 2021. Funds were used for transportation, water supply and electricity, and industry- and tourism-based poverty alleviation efforts for the underprivileged in remote areas.

•Cooperated with SEE and other organizations for ecology-based poverty reduction for 9 years since 2014.

•Actively responded to the proposal of the Shanghai Civil Affairs Bureau to launch the "163 Million Charity Action" for rural revitalization, and assisted in consolidating and extending the achievements of poverty alleviation and pushing forward all-round rural vitalization in Shangri-La, Yunnan, which is Noah's pairing-up assistance area.

(4) Support for Pandemic Prevention

During the pandemic period in 2022, Noah Foundation established the Alliance for Heroes in Harm's Way to promptly and timely deliver materials we donated, including surgical gowns, N95 masks, vegetables, eggs, milk, etc. to the most pandemic-hit cities such as Hangzhou, Wuxi, Ningbo, Suzhou, Zhengzhou, Beijing, Nanjing, Wuhan, Shanghai, etc. Through this donation, Hubei Maternal and Child Health Hospital were voluntarily involved in the 2nd Star Harbor Youth Charity Leadership Development Competition in Wuhan District. Meanwhile, the foundation cooperated with the Shanghai Civil Affairs Bureau on requests for demands, found and lost, allocation of material, and delivery. In association with multiple foundations, Noah purchased 24 refrigerators within 24 hours and delivered them to five mobile cabin hospitals in Huangpu District, which was covered by Shanghai Observer. In the end, Noah Foundation donated 65 batches of materials worth RMB1.12 million.

Laws, Regulations and Rules Involved

Issue	Laws, Regulations, and Rules	Chapter
Corporate Governance	•Code of Business Conduct and Ethics •Compliance Manual •Management Methods for Handling Risky Events •Audit and Accountability Procedures for Noah •Code of Noah Code of Business Conduct and Ethics for Noah Employees •Anti-Money Laundering Law of the People's Republic of China •Anti-Money Laundering Regulations for Financial Institutions •Administrative Measures for the Reporting of Large-Value Transactions and Suspicious Transactions by Financial Institutions •Administrative Measures for the Retention of Customer Identification, Customer Identify Data, and Transaction Records by Financial Institutions •Measures for the Supervision and Administration of Distributors of Publicly Offered Securities Investment Funds •Noah Fund Anti-Money Laundering and Tax-Related Information Due Diligence System •Noah Compliant Reporting Methods •Reward and Punishment Management Methods •Audit and Accountability Procedures for Noah •Code of Noah Code of Business Conduct and Ethics for Noah Employees	VI. Business Ethics and Integrity as Key to Steady Progress i. Anti Bribery and Corruption
Honest Operation	•Noah Tax Policy	VI. Business Ethics and Integrity as Key to Steady Progress ii. Legal Compliance
Sustainable Development	•Noah Responsible Investment Policy	VII. Green Efforts to Drive Sustainable Growth i. Sustainable Management
Sustainable Finance	•Paris Agreement •Anti-Commercial Bribery and Anti-Fraud Provisions •Sustainable Development Initiatives for Industry and Information Technology Companies •United Nations Principles for Responsible Investment •Noah Responsible Investment Policy	VII. Green Efforts to Drive Sustainable Growth ii. Sustainable Finance
Sustainable Operation	•Supplementary Provisions on Regulatory Matters Concerning Promotional Materials for Securities Investment Funds •Measures for Product Promotional Materials Management •Business Continuity Management System Anti-Bribery and Anti-Corruption Rules •Supplier Management System •Noah Supply Chain ESG Management Principles •Supplementary Provisions on Regulatory Matters Concerning Promotional Materials for Securities Investment Funds •Measures for Product Promotional Materials Management	VII. Green Efforts to Drive Sustainable Growth iii. Sustainable Operation

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Issue	Laws, Regulations, and Rules	Chapter
Sustainable Operation	•Securities Investment Fund Law of the People's Republic of China •Measures for the Sale of Securities Investment Funds	VII. Green Efforts to Drive Sustainable Growth iii. Sustainable Operation VIII. Appoint the Virtuous and Use the Able to Attract Diversified Human Resources iv. Competitive Compensation System
Sustainable Environment	•Noah Energy and Environment Policies	VII. Green Efforts to Drive Sustainable Growth iv. Sustainable Environment
Diversified Development, Recruitment, and Retention	•Sexual Harassment Prevention Policy	VIII. Appoint the Virtuous and Use the Able to Attract Diversified Human Resources iii. Diversified Development, Recruitment, and Retention
Competitive Compensation System	•Noah Measures for Mentor Management •Management Measures for Compliant Certifications of Noah Employees	VIII. Appoint the Virtuous and Use the Able to Attract Diversified Human Resources iv. Competitive Compensation System
Employment	•Employee Manual •Noah Recruitment Management System	VIII. Appoint the Virtuous and Use the Able to Attract Diversified Human Resources iii. Diversified Development, Recruitment, and Retention
Occupational Health and Safety	•Noah Health and Safety Policy	VIII. Appoint the Virtuous and Use the Able to Attract Diversified Human Resources iii. Diversified Development, Recruitment, and Retention
Labour Standards	•Labor Law of the People's Republic of China	VIII. Appoint the Virtuous and Use the Able to Attract Diversified Human Resources iv. Competitive Compensation System
Information Security Privacy Protection	•ISO 27001 Certification: Information Security Management Systems •ISO 29151 Certification: Guide to the Protection of Personal Identity Information •Cybersecurity Law of the People's Republic of China •Data Security Law •Personal Information Protection Law •Noah Information Security Principles and Policies •Privacy Policy •Noah Data Security Regulations •Noah Measures for Information Security Compliance Management •Noah Sensitive Information Management Specification •Privacy Policy for Noah Upright •Privacy Policy for iNoah •Measures for the Regulation of Informatization Work of Insurance Intermediaries •Classification Specifications for Classified Protection of Cyber Security for Noah •Noah Implementation Rules for the Management of Outsourcing and Supplier's Information Security •Noah Public Cloud Information Security Management Requirements •Noah Emergency Plan for Client Information Leakage	IX. Commitment to Constant Improvement: Innovation Ushers in Reform and Progress iv. Privacy Data and Security

GRI Index Management Approach

GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Management Approach	G103-1	Interpretation of key topics and their boundary	48-50
	G103-2	Management approach and its components	147-151
	G103-3	Evaluation of the management approach	150-151


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GRI 103 Management Approach

Material Topics	Management Approach Disclosure	Purpose and Goal	Policy	Action (Page)
Economic performance	We have a well-established corporate governance structure, including independent directors and supervisors, an audit and strategy committee, and an internal audit unit to effectively control operating costs and development direction.	As a wealth management and asset management leader focused on serving China's HNW individuals, we are committed to meeting our clients' evolving wealth allocation needs.		64
Market Presence	Noah has established compensation standards and packages for different business lines and regular compensation management rules to further implement Noah's compensation philosophy and strategy.	Uphold our corporate social responsibility by caring for our employees.	Compensation Committee and compensation management rules	96-97
Anti-Corruption	To firmly support the national anti-corruption campaign, we actively comply with the Anti-Money Laundering Law of the People's Republic of China, the Anti-Money Laundering Regulations for Financial Institutions, the Administrative Measures for the Reporting of Large-Value Transactions and Suspicious Transactions by Financial Institutions, and the Administrative Measures for the Retention of Customer Identification, Customer Identify Data, and Transaction Records by Financial Institutions, and other laws and regulations.	Manage and ensure our operations comply with professional ethics and business integrity principles to eliminate any opportunity for corruption.	The Anti-Money Laundering Law of the People's Republic of China, the Anti-Money Laundering Regulations for Financial Institutions, the Administrative Measures for the Reporting of Large-Value Transactions and Suspicious Transactions by Financial Institutions, the Administrative Measures for the Retention of Customer Identification, Customer Identify Data, and Transaction Records by Financial Institutions, the Anti-Commercial-Bribery, and Anti-Fraud Provisions Compliant Mechanism • Noah Audit Department • tousu@noahwm.com • 021-80358372	33-37
Competitive Behavior	To firmly support the national anti-corruption campaign, we actively comply with the Anti-Money Laundering Law of the People's Republic of China, the Anti-Money Laundering Regulations for Financial Institutions, the Administrative Measures for the Reporting of Large-Value Transactions and Suspicious Transactions by Financial Institutions, and the Administrative Measures for the Retention of Customer Identification, Customer Identify Data, and Transaction Records by Financial Institutions, and other laws and regulations.	Thus, we ensure that our operations are conducted with commercial integrity to prevent corruption.	The Anti-Money Laundering Law of the People's Republic of China, the Anti-Money Laundering Regulations for Financial Institutions, the Administrative Measures for the Reporting of Large-Value Transactions and Suspicious Transactions by Financial Institutions, the Administrative Measures for the Retention of Customer Identification, Customer Identify Data, and Transaction Records by Financial Institutions -- Complaint Mechanism • Noah Audit Department • tousu@noahwm.com • 021-80358372	33-37

Material Topics	Management Approach Disclosure	Purpose and Goal	Policy	Action (Page)
Energy	To champion the notion of "harmonious coexistence between man and nature" stated in the report of the 19th CPC National Congress, Noah upholds its corporate responsibility for environmentally sustainable development and has developed the "Sustainable Home" blueprint for this pursuit.	Reduce environmental impacts caused during business operations.	Noah Energy and Environment Policy	76-78
Employment	We are committed to providing a career platform rich in development opportunities and aspire to be the most popular first-class benchmark enterprise among employees.	To become the number one choice for capable human resources aspiring for a career in the wealth management industry.		89-90
Training and Education	We want employees with the expertise and attitude to provide the best for Noah's clients.	In addition to our employees' professional functions and workplace competitiveness, we also ensure that our clients receive the best professional services.	Four Systems: programs, courses, instructors, platforms Five Modules: the scope of training includes cultural integration, professionalism, management, wealth business, general skills	98-104
Diversity and Equal Opportunity	Noah values the right of employees to work and to freely assemble and associate. To protect the rights and interests of employees at work, we have established relevant personnel management rules and appeal procedures.	A diversified team can translate into greater creativity and innovation.	•Employee Manual •Noah Recruitment Management System •Sexual Harassment Prevention Policy •Personnel Management Specifications Complaint Mechanism •Sexual Harassment Complaint Mechanism	25,86-87,90
Client Privacy	Client personal information is considered the Company's top-secret data, and Noah takes all necessary measures to ensure that such data are not leaked, modified or improperly deleted to comply with privacy protection requirements stipulated in national rules and regulations, including the Cybersecurity Law of the People's Republic of China.	Ensure strict protection of client personal data.	Noah Information Security Principles and Policies, Privacy Policy, Noah Data Security Regulations, and ISO 27001 and ISO 29151 certifications -- Complaint Mechanism • email Client Service • 400-820-0025 Hotline	130-137

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GRI 103 Evaluation of Management Approach

Material Issue	Evaluation Mechanism	Evaluation Result (Page)	Related Adjustments
Economic Performance	Independent directors, internal audit, and relevant state assessment	64	None
Market Presence	Independent Director, Compensation Committee, and compensation management rules	96-97	None
Anti-Corruption	Noah Group Audit Department, Audit Committee, and employees are required to read the Compliance Manual online and pass the subsequent tests each year.	33-37	None
Anti-Competitive Behavior	Noah Group Audit Department, Audit Committee, and employees are required to read the Compliance Manual online and pass the subsequent tests each year.	33-37	None
Employment	360-degree feedbacks, debriefing meeting, and triennial review for employment renewal	89.90	None
Training and Education	Noah Care Academy, Professional Training Department, and three-stage training	98-104	None
Diversity and Equal Opportunity	Independent director and internal audit	25,86-87,90	None
Client Privacy	• ISO 27001 Certification: Information Security Management Systems • Special inspections by Information Security Department, network Attack and Defense Drill (ADD)	130-137	None


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GRI General Disclosures - Core

GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Organization Profile	G102-1	Name of the organization	Noah Holdings Private Wealth and Asset Management Limited (incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)
	G102-2	Activities, brands, products, and services	6-7
	G102-3	Location of headquarter	Shanghai
	G102-4	Location of operation	Chinese Mainland
	G102-5	Ownership and legal form	12
	G102-6	Markets served	12-13
	G102-7	Scale of the organization	6-7,12-13,64,89
	G102-8	Information on employees and other workers	89-90
	G102-9	Supply chain	72-73
	G102-10	Significant change to the organizations and its supply chain	None
	G102-11	Precautionary principle or approach	64-70
	G102-12	External initiatives	56
	G102-13	Membership of associations	61
Strategy	G102-14	Statement from decision-maker	4-5
Ethics and Integrity	G102-16	Values, principles, standards, and norms of behavior	7
Governance	G102-18	Governance structure	16-17,23-26

GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Stakeholder Engagement	G102-40	List of stakeholder groups	50-51
	G102-41	Collective bargaining agreements	None
	G102-42	Identifying and selecting stakeholders	50-51
	G102-43	Approach to stakeholder engagement	51
	G102-44	Key topics and concerns raised	51
Reporting Practice	G102-45	Entities included in the consolidated financial statement	Form 20-F Exhibit 8.1
	G102-46	Defining report content and topic Boundaries	48-49
	G102-47	List of material topics	48-49
	G102-48	Restatement of information	None
	G102-49	Changes in reporting	None
	G102-50	Reporting period	2022/1/1-2022/12/31
	G102-51	Date of most recent report	2022/4/30
	G102-52	Reporting cycle	Once a year
	G102-53	Contact point for questions regarding the report	1
	G102-54	Claims of reporting in accordance with the GRI standards	Core
	G102-55	GRI content index	147-160
	G102-56	External assurance	None

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Topic-specific disclosures - GRI 200

GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Economic Performance	G201-1	Direct economic value generated and distributed	64
	G201-2	Financial implications and other risks and opportunities due to climate change	65
	G201-3	Defined benefit plan obligations and other retirement plans	105-107
	G201-4	Financial assistance received from government	96,105-107
Market Presence	G202-1	Ratios of standard entry level wage by gender compared to local minimum wage	15,96
	G202-2	Proportion of senior management hired from the local community	None
Indirect Economic Impacts	G203-1	Infrastructure investments and services supported	70
	G203-2	Significant indirect economic impacts	None

GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Procurement Practices	G204-1	Proportion of spending on local suppliers	73
Anti-Corruption	G205-1	Operations assessed for risks related to corruption	33-37
	G205-2	Communication and training about anti-corruption policies and procedures	33-37
	G205-3	Confirmed incidents of corruption and actions taken	None
Anti-competitive Behavior	G206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	None
Tax	G207-1	Approach to tax	41
	G207-2	Tax governance, control, and risk management	41
	G207-3	Stakeholder engagement and management of concerns related to tax	51
	G207-4	Country-by-country reporting	None

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Topic-specific disclosures - GRI 300

GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Materials	G301-1	Materials used by weight or volume	78
	G301-2	Recycled input materials used	79
	G301-3	Reclaimed products and their packaging materials	79
Energy	G302-1	Energy consumption within the organization	76,77
	G302-2	Energy consumption outside of the organization	None
	G302-3	Energy intensity	76,77
	G302-4	Reduction of energy consumption	74
	G302-5	Reductions in energy requirements of products and services	74
Water and Effluent	G303-1	Interactions with water as a shared resource	None
	G303-2	Management of water discharge-related impacts	None
	G303-3	Water withdrawal	None
	G303-4	Water discharge	None
	G303-5	Water consumption	76,77
Biodiversity	G304-1	Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	83-85
	G304-2	Significant impacts of activities, products, and services on biodiversity	83-85
	G304-3	Habitats protected or restored	83-85
	G304-4	IUCN Red List species and national conservation list species with habitats in areas affected by operations	85

GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Emissions	G305-1	Direct (Scope 1) GHG emissions	76,77
	G305-2	Energy indirect (Scope 2) GHG emissions	76,77
	G305-3	Other indirect (Scope 3) GHG emissions	73,74
	G305-4	GHG emissions intensity	14,74,76-77
	G305-5	Reduction of GHG emissions	74
	G305-6	Emissions of ozone-depleting substances (ODS)	None
	G305-7	Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	None
Waste	G306-1	Waste generation and significant waste-related impacts	78
	G306-2	Management of significant waste-related impacts	75
	G306-3	Waste generated	78
	G306-4	Waste diverted from disposal	79
	G306-5	Waste directed to disposal	79
Environmental Compliance	G307-1	Non-compliance with environmental laws and regulations	None
Supplier Environmental Assessment	G308-1	New suppliers that were screened using environmental criteria	72,80
	G308-2	Negative environmental impacts in the supply chain and actions taken	None

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Topic-specific disclosures - GRI 400

GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Employment	G401-1	New employee hired and employee turnover	89,90
	G401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees	105-107
	G401-3	Parental leave	109
Labor/Management Relations	G402-1	Minimum notice periods regarding operational changes	108
Occupational Health and Safety	G403-1	Occupational health and safety management system	110-111
	G403-2	Hazard identification, risk assessment, and incident investigation	110-111
	G403-3	Occupational health services	111-113
	G403-4	Worker participation, consultation, and communication on occupational health and safety	110-113
	G403-5	Worker training on occupational health and safety	110,111
	G403-6	Promotion of worker health	110-113
	G403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	110-113
	G403-8	Workers covered by an occupational health and safety management system	110-113
	G403-9	Work-related injuries	110
	G403-10	Work-related ill health	None
Training and Education	G404-1	Average hours of training received by per year per employee	98
	G404-2	Programs for upgrading employee skills and transition assistance programs	98-103
	G404-3	Percentage of employees receiving regular performance and career development reviews	104

GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Diversity and Equal Opportunity	G405-1	Diversity of governance bodies and employees	89
	G405-2	Ratio of basic salary and compensationof women to men	96
Non-discrimination	G406-1	Incidents of discrimination and corrective actions taken	None
Freedom of association and collective bargaining	G407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	None
Child Labor	G408-1	Operations and suppliers at significant risk for incidents of child labor	None
Forced or compulsory labor	G409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labor	None
Security practice	G410-1	Security personnel trained in human rights policies or procedures	111
Rights of Indigenous Peoples	G411-1	Incidents of violations involving rights of indigenous peoples	None
Human right assessments	G412-1	Operations that have been subject to human rights reviews or impact assessments	None
	G412-2	Employee training on human rights policies or procedures	87,99
	G412-3	Significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	None
Local Communities	G413-1	Operations with local community engagement, impact assessments and development programs	None
	G413-2	Operations with significant actual and potential negative impacts on local communities	None
Supplier Social Assessment	G414-1	New suppliers that were screened using social criteria	73
	G414-2	Negative social impacts in the supply chain and actions taken	None
Public policy	G415-1	Political contributions	None

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GRI Indicator	Indicator Code	Indicator Heading	Page/URL
Customer Health and Safety	G416-1	Assessment of the health and safety impacts of product and service categories	None
	G416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	None
Marketing and labeling	G417-1	Requirements for product and service information and labeling	47
	G417-2	Incidents of noncompliance concerning product and service information and labeling	None
	G417-3	Incidents of noncompliance concerning marketing communications	None
Customer Privacy	G418-1	Substantiated complaints concerning breaches of client privacy and losses of customer data	None
Socioeconomic compliance	G419-1	Noncompliance with laws and regulations in the social and economic area	None

SASB Standards Disclosure Reference Table

Topic	Accounting Metric	Page
Transparent Information & Fair Advice for Clients	(1) Number and (2) percentage of covered employees with a record of investment-related investigations, consumer-initiated complaints, private civil litigations, or other regulatory proceedings	38-40
	Total amount of monetary losses as a result of legal proceedings associated with marketing and communication of financial product-related information to new and returning clients	38-40
	Description of approach to informing clients about products and services	119-129
Employee Diversity & Inclusion	Percentage of gender and racial/ethnic group representation for (1) executive management, (2) non-executive management, (3) professionals, and (4) all other employees	88
Incorporation of Environmental, Social, and Governance Factors in Investment Management & Advisory	Amount of assets under management, by asset class, that employ (1) integration of environmental, social, and governance (ESG) issues, (2) sustainability-themed investing, and (3) screening	52-53
	Description of approach to incorporation of environmental, social, and governance (ESG) factors in investment and/or wealth management processes and strategies	56-59
	Description of proxy voting and investee engagement policies and procedures	56
Business Ethics	Total amount of monetary losses as a result of legal proceedings associated with fraud, insider trading, antitrust, anti-competitive behavior, market manipulation, malpractice, or other related financial industry laws or regulations	38-40
	Description of whistleblower policies and procedures	37

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Hong Kong Stock Exchange ESG Reporting Guide Content Index

A.Environmental			Page
A1. Emissions	General disclose	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. Note: Air emissions include NOx, SOx, and other pollutants regulated under national laws and regulations. Greenhouse gases include carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride. Hazardous wastes are those defined by national regulations.	75
	A1.1 KPI A1.1	The types of emissions and respective emissions data.	76,77
	A1.2 KPI A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	76,77 Due to the nature of our business, Noah does not have direct (Scope 1) emissions data. Indirect (Scope 2) emissions are reported as described in the above pages.
	A1.2 KPI A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	None
	A1.2 KPI A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	78
	A1.2 KPI A1.5	Description of emissions target(s) set and steps taken to achieve them.	75,79-81
	A1.2 KPI A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	75,79-81

A1. Emissions	General disclose	Policies on the efficient use of resources, including energy, water and other raw materials. Note: Resources may be used in production, in storage, transportation, in buildings, electronic equipment, etc.	75
	A2.1 KPI A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility).	76,77
	A2.1 KPI A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	76,77
	A2.1 KPI A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	78,81
	A2.1 KPI A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	75,77,81
	A2.1 KPI A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	77
A3. The Environment and Natural Resources	General disclose	Policies on minimising the issuer's significant impacts on the environment and natural resources.	75
	A3.1 KPI A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	75
A4. Climate Change General Disclosure	General disclose	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	71
	A4.1 KPI A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	44,70-72

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Hong Kong Stock Exchange ESG Reporting Guide Content Index

B. Social			Page
Employment and Labor Practices			
B1. Employment	General disclose	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	106-113
	B1.1 KPI B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	88,89
	B1.1 KPI B1.2	Employee turnover rate by gender, age group and geographical region.	90
B2. Health and Safety	General disclose	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	110
	B2.1 KPI B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	110
	B2.1 KPI B2.2	Lost days due to work injury.	110
	B2.1 KPI B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	110
B3. Development and Training	General disclose	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. Note: Training refers to vocational training. It may include internal and external courses paid by the employer.	101,103
	B3.1 KPI B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	100
	B3.1 KPI B3.2	The average training hours completed per employee by gender and employee category.	100

B. Social			Page
Employment and Labor Practices			
B4. Labour Standards	General disclose	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour.	87
	B4.1 KPI B4.1	Description of measures to review employment practices to avoid child and forced labour.	86,87
	B4.1 KPI B4.2	Description of steps taken to eliminate such practices when discovered.	87
B5. Supply Chain Management	General disclose	Policies on managing environmental and social risks of the supply chain.	72,73
	B5.1 KPI B5.1	Number of suppliers by geographical region.	73
	B5.1 KPI B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	72,73
	B5.1 KPI B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	72,73
	B5.1 KPI B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	80,81

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B. Social			Page
Employment and Labor Practices			
B6. Product Responsibility	General disclose	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	47
	B6.1 KPI B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	The Group's business does not involve products
	B6.1 KPI B6.2	Number of products and service related complaints received and how they are dealt with.	38,40,121
	B6.1 KPI B6.3	Description of practices relating to observing and protecting intellectual property rights.	133
	B6.1 KPI B6.4	Description of quality assurance process and recall procedures.	The Group's business does not involve products
	B6.1 KPI B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	132,133
B7. Anti-corruption	General disclose	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering.	33,34
	B7.1 KPI B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	38,40
	B7.1 KPI B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	31,33,37
	B7.1 KPI B7.3	Description of anti-corruption training provided to directors and staff.	34
B8. Community Investment	General disclose	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	139
	B8.1 KPI B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	138-140
	B8.1 KPI B8.2	Resources contributed (e.g. money or time) to the focus area.	139,140

166